As filed with the Securities and Exchange Commission on March 12, 2014

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

First Financial Bancorp.

(Exact name of registrant as specified in its charter)

Ohio	6021	31-1042001
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

255 East Fifth Street, Suite 700
Cincinnati, Ohio 45202
(877) 322-9530

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shannon M. Kuhl
Senior Vice President and Chief Legal Officer
255 East Fifth Street, Suite 700
Cincinnati, Ohio 45202
(877) 322-9530

(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

James J. Barresi, Esq. Squire Sanders (US) LLP 221 E. Fourth Street, Suite 2900 Cincinnati, Ohio 45202 (513) 361-1260	Joseph G. Passaic, Jr., Esq. Patton Boggs LLP 2550 M. Street, NW Washington, DC 20037 (202) 457-6104

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as reasonably practicable after the Registration Statement becomes effective and after the conditions to the completion of the proposed transaction described in the proxy statement/prospectus have been satisfied or waived.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock, without par value	2,669,036	N/A	$16,257,713.49	$2,093.99

(1)	Represents the maximum number of shares of First Financial Bancorp. (“Parent”) common stock estimated to be issuable upon the completion of the merger described herein, based on (A) the product of (x) the number of shares of The First Bexley Bank (“First Bexley”) common stock outstanding or reserved for issuance upon the exercise of outstanding stock options as of December 17, 2013, (y) $30.50, and (z) 80% (the portion of the merger consideration consisting of Parent common stock issuable in the merger), divided by (B) $13.80 (the minimum price under the Collar Restriction as described herein), assuming (i) none of the parties to the merger elects to adjust the ratio of stock component of the merger consideration, (ii) Parent does not elect to remove the Collar Restriction, and (iii) no adjustment to the composition of the merger consideration is required to preserve the tax-free reorganization qualification of the merger.
(2)	Calculated in accordance with Rule 457(f)(2) and (3) under the Securities Act of 1933 (the “Securities Act”), the proposed maximum offering price of Parent common stock is calculated based upon the book value of First Bexley common stock, and is equal to (A) the product of (x) $16.87 (per share book value of First Bexley common stock as of December 31, 2013), minus $6.10 (the portion of the per share merger consideration consisting of cash, and (y) 1,509,537, the maximum number of shares of First Bexley common stock that may be canceled and exchanged for Parent common stock and cash in the merger, under the same assumptions as described in Note (1) above.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not offer or sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS DATED March 12, 2014
SUBJECT TO COMPLETION

PROXY STATEMENT OF THE FIRST BEXLEY BANK

PROSPECTUS OF FIRST FINANCIAL BANCORP.

Merger Proposal — Your Vote Is Important

DEAR FIRST BEXLEY SHAREHOLDERS:

You are cordially invited to attend a special meeting of shareholders of The First Bexley Bank (“First Bexley”) which will be held on           , 2014, at           , local time, at the offices of First Bexley, 2680 East Main Street, Bexley, Ohio 43209.

At the meeting, you will be asked to adopt an agreement and plan of merger (the “Merger Agreement”) by and among First Bexley, First Financial Bancorp. (“Parent”) and First Financial Bank, National Association, a national banking association and a wholly owned subsidiary of Parent (“First Financial”), that provides for First Financial’s acquisition of First Bexley through the merger of First Bexley with and into First Financial (the “Merger”). Pursuant to the Merger, each share of common stock of First Bexley, without par value, that you own will be converted into a combination of cash and shares of common stock of Parent, without par value. All outstanding stock options of First Bexley will be cashed out at the closing of the Merger. Including payment to be made for cancelling the stock options, the fully diluted total merger consideration is valued at approximately $44.5 million.

For each of your shares of First Bexley common stock, you will receive the per share merger consideration equal to $30.50 in the form of a combination of cash and shares of Parent common stock to be calculated as set forth in the Merger Agreement. Of such per share merger consideration, 20%, or $6.10, will be paid in cash and 80%, or $24.40, will be paid in Parent’s common stock (including cash to be paid in lieu of any fractional shares) , subject to certain adjustment depending upon changes in the market price of Parent’s common stock. The exchange ratio used to determine the number of shares of Parent common stock that you will be entitled to receive for each share of First Bexley common stock will be determined based on the average closing price (the “Parent Share Average Closing Price”) on the Nasdaq Global Select Market (“Nasdaq”) for the twenty trading days ending on the third business day prior to the effective time of the Merger, subject to a minimum and maximum price equal to $13.80 and $18.66, respectively, and certain further adjustment. The exchange ratio will not be determined until after the date of the special meeting. Therefore, at the time of the special meeting, you will not know the precise number of shares of Parent common stock you may receive on the date the Merger is completed.

Based on a Parent Share Average Closing Price of $      , which is equal to the Parent Share Average Closing Price if it were calculated as if the closing date was           , 2014, the latest practicable date prior to the date of this proxy statement/prospectus, the merger consideration that a First Bexley shareholder would be entitled to receive for each share of First Bexley common stock is $6.10 in cash and      shares of Parent common stock. If the Parent Share Average Closing Price were equal to the minimum of $13.80, each share of First Bexley common stock would instead be entitled to $6.10 in cash and 1.7681 shares of Parent common stock; if the Parent Share Average Closing Price were equal to the maximum of $18.66, each share of First Bexley common stock would be entitled to $6.10 in cash and 1.3076 shares of Parent common stock.

Parent common stock is traded on Nasdaq under the symbol “FFBC.” The closing price of Parent common stock on March 11, 2014 was $17.48 per share.

The Merger cannot be completed unless the holders of at least two-thirds of the voting power of the outstanding shares of First Bexley common stock vote in favor of the Merger Agreement. Accordingly, our board of directors has unanimously approved the Merger Agreement and recommends that you vote “FOR” the adoption of the Merger Agreement at the special meeting.

Additional information regarding the Merger, the Merger Agreement, First Bexley, First Financial and Parent is set forth in the attached proxy statement/prospectus. This document also serves as the prospectus for up to 2,669,036 shares of Parent common stock that may be issued by Parent in connection with the Merger. We urge you to read this entire document carefully, including the section entitled “Risk Factors” beginning on page 17.

Sincerely,

David Mallett
President and Chief Executive Officer
The First Bexley Bank

Neither the Securities and Exchange Commission nor any state securities regulatory body has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the Merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated           , 2014, and is first being mailed to First Bexley shareholders on or about           , 2014.

REFERENCES TO ADDITIONAL INFORMATION

As permitted by the rules of the Securities and Exchange Commission (the “SEC”), this proxy statement/prospectus incorporates important business and financial information about Parent from other documents that are not included in or delivered with this proxy statement/prospectus. These documents are available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this proxy statement/prospectus without charge through the SEC’s website at www.sec.gov, from Parent’s website at www.bankatfirst.com or by requesting them in writing or by telephone at the following address and telephone number:

First Financial Bancorp.
255 East Fifth Street, Suite 700
Cincinnati, Ohio 45202
Attention: Kenneth J. Lovik
Senior Vice President, Investor Relations & Corporate Development
(877) 322-9530

In order to ensure timely delivery of these documents, you should make your request by            , 2014 to receive them before the special meeting.

In addition, if you have questions about the merger or the special meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact David Mallet, First Bexley’s President and Chief Executive Officer, at the following address or by calling the following telephone number:

The First Bexley Bank
2680 East Main Street
Bexley, Ohio 43209
(614) 237-8000

First Bexley does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and accordingly does not file documents or reports with the SEC.

PLEASE NOTE

We have not authorized anyone to provide you with any information other than the information included in this document and the documents to which we refer you. If someone provides you with other information, please do not rely on it as being authorized by us.

See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” beginning on page 65.

VOTING BY MAIL

First Bexley shareholders of record may submit their proxies by mail, by signing and dating each proxy card you receive, indicating your voting preference on each proposal and returning each proxy card in the prepaid envelope which accompanied that proxy card.

THE FIRST BEXLEY BANK

2680 East Main Street
Bexley, Ohio 43209

Notice of Special Meeting of Shareholders

Date:            , 2014
Time:            , local time
Place: 2680 East Main Street, Bexley, Ohio 43209

TO THE FIRST BEXLEY BANK SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that The First Bexley Bank (“First Bexley”) will hold a special meeting of shareholders on            , 2014 at the offices of First Bexley, 2680 East Main Street, Bexley, Ohio 43209     , local time, at     . The purpose of the meeting is to consider and vote on the following matters:

•	a proposal to adopt the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 17, 2013, by and among First Financial Bancorp., First Financial Bank, National Association, and First Bexley. A copy of the Merger Agreement is included as Annex A to the proxy statement/prospectus accompanying this notice;
•	the approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to adopt the Merger Agreement and the transactions it contemplates; and
•	to transact any other business that properly comes before the special meeting, or any adjournments or postponements thereof.

Holders of record of First Bexley common stock at the close of business on           , 2014 are entitled to receive this notice and to vote at the special meeting and any adjournments or postponements thereof. Under the federal law applicable to mergers of state banks into national banks, the Merger Agreement must be ratified and confirmed by the affirmative vote of First Bexley shareholders owning at least two-thirds of its common stock outstanding and entitled to vote at the special meeting. Approval of the proposal to adjourn the special meeting, if necessary, requires the affirmative vote of holders of at least a majority of the shares of First Bexley common stock having voting power, present in person or by proxy, if a quorum is present. In the absence of a quorum, the holders of a majority of the shares of First Bexley common stock present in person or by proxy may adjourn the special meeting.

Shareholders of First Bexley have the right to dissent from the merger contemplated by the Merger Agreement and obtain payment in cash of the appraised fair value of their shares of First Bexley common stock under applicable provisions of federal law and the Ohio Revised Code (“ORC”). In order for such a shareholder of First Bexley to perfect his or her right to dissent, the shareholder must carefully follow the procedure set forth under federal law and the ORC. A copy of the applicable federal statutory provisions and provisions of the ORC is included as Annex B to the accompanying proxy statement/prospectus and a summary of these provisions can be found under the caption “The Merger Agreement — First Bexley shareholder appraisal rights.”

The board of directors of First Bexley unanimously recommends that you vote “FOR” adoption of the Merger Agreement. The board of directors also unanimously recommends that you vote “FOR” approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to adopt the Merger Agreement and the transactions it contemplates and “FOR” the authorization of the proxies named in the proxy card to vote on such other matters as may properly come before the special meeting or any adjournment or postponement thereof.

Your vote is important. To ensure that your shares are voted at the special meeting, please promptly complete, sign and return the proxy form in the enclosed prepaid envelope whether or not you plan to attend the meeting in person. Shareholders who attend the special meeting may revoke their proxies and vote in person, if they so desire.

Columbus, Ohio
           , 2014

By Order of the Board of Directors

George Gummer
Chairman of the Board

i

(continued)

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What am I being asked to vote on? What is the proposed transaction?
A:	You are being asked to vote on the adoption of a merger agreement (the “Merger Agreement”) that provides for the acquisition by First Financial Bank, National Association (“First Financial”), of The First Bexley Bank (“First Bexley”) through the merger (the “Merger”) of First Bexley with and into First Financial, which is a national banking association and a wholly owned subsidiary of First Financial Bancorp. (“Parent”). You will become a shareholder of Parent as a result of the Merger.
Q:	What will First Bexley shareholders be entitled to receive in the Merger?
A:	If the Merger is completed, each share of First Bexley common stock that you own immediately before the completion of the Merger will be converted into the right to receive a combination of cash and shares of Parent common stock. All outstanding stock options of First Bexley will be cashed out at the closing of the Merger. Including payment to be made for cancelling the stock options, the fully diluted total merger consideration is valued at approximately $44.5 million.

For each of your shares of First Bexley common stock, you will receive the per share merger consideration equal to $30.50 in the form of a combination of cash and shares of Parent common stock to be calculated as set forth in the Merger Agreement. Of such per share merger consideration, 20%, or $6.10, will be paid in cash and 80%, or $24.40, will be paid in Parent’s common stock (including cash to be paid in lieu of any fractional shares), subject to certain adjustment depending upon changes in the market price of Parent’s common stock. The exchange ratio used to determine the number of shares of Parent common stock that you will be entitled to receive for each share of First Bexley common stock will be determined based on the average closing price on the Nasdaq Global Select Market (“Nasdaq”) for the twenty trading days ending on the third business day prior to the effective time of the Merger (the “Parent Share Average Closing Price”), subject to a minimum and maximum price equal to $13.80 and $18.66, respectively, and certain further adjustment. Based on an Parent Share Average Closing Price of $    , which is equal to the Parent Share Average Closing Price if it were calculated as if the closing date was            , 2014, the latest practicable date prior to the date of this proxy statement/prospectus, the merger consideration that a First Bexley shareholder would be entitled to receive for each share of First Bexley common stock is $6.10 in cash and      shares of Parent common stock. If the Parent Share Average Closing Price were equal to the minimum of $13.80, each share of First Bexley common stock would instead be entitled to $6.10 in cash and 1.7681 shares of Parent common stock; if the Parent Share Average Closing Price were equal to the maximum of $18.66, each share of First Bexley common stock would be entitled to $6.10 in cash and 1.3076 shares of Parent common stock. For a description of how the merger consideration will be calculated, see “Description of the Merger Agreement — Consideration to be received in the Merger”.

In addition, the ratio or calculation of the stock component in the merger consideration may be adjusted if the Parent Share Average Closing Price is less than $13.80 or more than $18.66. For a description of the possible adjustment of the merger consideration, see “Description of the Merger Agreement — Consideration to be received in the Merger — Stock Consideration Ratio Adjustment,” “— Tax Adjustment” and “— Kill or Fill Adjustment” on page 46.

Q:	Can I make an election to select the form of merger consideration I desire to receive?
A:	No. Each share of First Bexley common stock will receive the same combination of cash and shares of Parent common if the Merger closes.
Q:	Why do First Bexley and Parent want to engage in the transaction?
A:	First Bexley believes that the Merger will provide First Bexley shareholders and its customers with substantial benefits, including the opportunity to participate in a stronger and more diversified organization, and Parent believes that the Merger will provide a platform for its continued strategic growth by entering the Columbus market. As a larger company, First Financial can provide First Bexley’s associates with an expanded product set to serve commercial and consumer clients as well as adding wealth management capabilities to further enhance customer relationships. To review the reasons for the

Merger in more detail, see “The Merger — Parent’s reasons for the Merger” on page 28 and “The Merger — Recommendation of First Bexley’s Board and Its Reasons for the Merger” on page 26.
Q:	What does the First Bexley board of directors recommend?
A:	First Bexley’s board of directors unanimously recommends that you vote “FOR” adoption of the Merger Agreement, “FOR” the approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to adopt the Merger Agreement and the transactions it contemplates and “FOR” the authorization of the proxies named in the proxy card to vote on such other matters as may properly come before the special meeting or any adjournment or postponement thereof. First Bexley’s board of directors has determined that the Merger Agreement and the Merger are in the best interests of First Bexley and its shareholders. To review the background and reasons for the Merger in greater detail, see pages 25 to 29.
Q:	What vote is required to adopt the Merger Agreement?
A:	Under the federal law applicable to mergers of state banks into national banks, the Merger Agreement must be ratified and confirmed by the affirmative vote of First Bexley shareholders owning at least two-thirds of its common stock outstanding and entitled to vote at the special meeting. Abstentions and broker non-votes have the effect of votes against the adoption of the Merger Agreement. Certain First Bexley’s directors who own shares of First Bexley common stock and certain other shareholders have agreed to vote their shares in favor of the Merger at the special meeting. These shareholders and their affiliates owned 314,655 shares of First Bexley common stock or approximately 22.8% of First Bexley’s common stock outstanding as of December 17, 2013. Parent’s shareholders will not be voting on the Merger Agreement. See “The Merger — Interests of certain persons in the Merger” on page 41 and “The Merger — Voting agreement” on page 42.
Q:	What vote is required to approve the proposal to adjourn the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to adopt the Merger Agreement and the transactions it contemplates?
A:	The proposal to adjourn the special meeting, if necessary or appropriate to solicit additional proxies, requires the affirmative vote of at least a majority of the shares of First Bexley common stock having voting power, present in person or by proxy at the special meeting. In the absence of a quorum, holders of a majority of the shares of First Bexley common stock present in person or by proxy at the special meeting may adjourn the special meeting. Assuming the presence of a quorum, abstentions and broker non-votes have the effect of votes against the proposal.
Q:	Why is my vote important?
A:	First Bexley shareholders are being asked to adopt the Merger Agreement and thereby approve the Merger. If you do not submit your proxy by mail or vote in person at the special meeting, it will be more difficult for First Bexley to obtain the necessary quorum to hold the special meeting. In addition, your failure to submit your proxy or attend the special meeting will have the same effect as a vote against the Merger Agreement and make it more difficult to obtain adoption of the Merger Agreement.
Q:	What do I need to do now? How do I vote?
A:	You may vote at the special meeting if you own shares of First Bexley common stock of record at the close of business on the record date for the special meeting, , 2014. After you have carefully read and considered the information contained in this proxy statement/prospectus, please complete, sign, date and mail your proxy form in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented at the special meeting. You may also vote in person at the special meeting. If you do not return a properly executed proxy form and do not vote at the special meeting, this will have the same effect as a vote against the adoption of the Merger Agreement.

Q:	How will my proxy be voted?
A:	If you complete, sign, date and mail your proxy form, your proxy will be voted in accordance with your instructions. If you sign, date and send in your proxy form, but you do not indicate how you want to vote, your proxy will be voted FOR adoption of the Merger Agreement and the other proposals in the notice.
Q:	Can I revoke my proxy and change my vote?
A:	You may change your vote or revoke your proxy prior to the special meeting by filing with the secretary of First Bexley a duly executed revocation of proxy or submitting a new proxy form with a later date. You may also revoke a prior proxy by voting in person at the special meeting.
Q:	What if I oppose the Merger? Do I have appraisal rights?
A:	First Bexley shareholders who do not vote in favor of adoption of the Merger Agreement and otherwise comply with all of the procedures of 12 U.S.C. Section 215a and Sections 1115.19 and 1701.85 of the Ohio Revised Code (the “ORC”) will be entitled to receive payment in cash of the fair value of their shares of First Bexley common stock as ultimately determined under the statutory process. A copy of those sections of the federal statute and the ORC is attached as Annex B to this document. This value could be more than the merger consideration but could also be less.
Q:	What are the tax consequences of the Merger to me?
A:	In general, the conversion of your shares of First Bexley common stock into Parent common stock in the Merger will be tax-free for United States federal income tax purposes. However, you generally will recognize gain (but not loss) in an amount equal to the cash you receive in the Merger. Additionally, you will recognize gain or loss on any cash that you receive in lieu of fractional shares of Parent’s common stock. You should consult with your tax adviser for the specific tax consequences of the Merger to you. For a detailed discussion of the tax consequences to you of the Merger, see “The Merger — Material U.S. federal income tax consequences of the Merger” on page 37.
Q:	When and where is the special meeting?
A:	The First Bexley special meeting will take place on , 2014, at , local time, at the offices of First Bexley, located at 2680 East Main Street, Bexley, Ohio 43209.
Q:	Who may attend the meeting?
A:	Only First Bexley shareholders on the record date may attend the special meeting. If you are a shareholder of record, you will need to present the proxy card that you received or a valid proof of identification to be admitted into the meeting.
Q:	Should I send in my stock certificates now?
A:	No. Either at the time of closing or shortly after the Merger is completed, the exchange agent for the Merger will send you a letter of transmittal with instructions informing you how to send in your stock certificates to the exchange agent. You should use the letter of transmittal to exchange your First Bexley stock certificates for the merger consideration. Do not send in your stock certificates with your proxy form or your stock election form.
Q:	When is the Merger expected to be completed?
A:	We will try to complete the Merger as soon as reasonably possible. Before that happens, the Merger Agreement must be adopted by First Bexley’s shareholders and we must obtain the necessary regulatory approvals. Assuming shareholders vote to approve the Merger and adopt the Merger Agreement and we obtain the other necessary approvals and satisfaction or waiver of the other conditions to the closing described in the Merger Agreement, we expect to complete the Merger in the first half of 2014. See “Description of the Merger Agreement — Conditions to completion of the Merger” on page 52.

Q:	Is completion of the Merger subject to any conditions besides shareholder approval?
A:	Yes. The transaction must receive the required regulatory approvals, and there are other closing conditions that must be satisfied. See “Description of the Merger Agreement — Conditions to completion of the Merger” on page 52.
Q:	Are there risks I should consider in deciding to vote on the adoption of the Merger Agreement?
A:	Yes, in evaluating the Merger Agreement, you should read this proxy statement/prospectus carefully, including the factors discussed in the section titled “Risk Factors” beginning on page 17.
Q:	Who can answer my other questions?
A:	If you have more questions about the Merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy form, you should contact David Mallett, First Bexley’s President and Chief Executive Officer, at (614) 237-8000.

SUMMARY

This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the Merger more fully, you should read this entire proxy statement/prospectus carefully, including the annexes and the documents referred to or incorporated in this proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. See “Where You Can Find More Information” beginning on page 65.

Information about Parent and First Bexley (See page 24)

First Financial Bancorp.
255 East Fifth Street, Suite 700
Cincinnati, Ohio 45202
(877) 322-9530

First Financial Bancorp., an Ohio corporation (“Parent,” “we,” “our” or “us”) which was formed in 1982, is a mid-sized regional bank holding company headquartered in Cincinnati, Ohio. Parent engages in the business of commercial banking and other banking and banking-related activities through its wholly owned subsidiary, First Financial Bank, National Association (“First Financial”), which was founded in 1863.

As of December 31, 2013, Parent had total assets of approximately $6.4 billion, total loans of approximately $4.0 billion, total deposits of approximately $4.8 billion, and total shareholders’ equity of approximately $682.2 million.

Parent common stock is traded on the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “FFBC.” Parent’s principal executive office is located at 255 East Fifth Street, Suite 700, Cincinnati, Ohio 45202, telephone number: (877) 322-9530.

First Financial Bank, National Association
300 High Street
Hamilton, Ohio 45011
(513) 867-4744

First Financial Bank, National Association, a national banking association, is a wholly owned subsidiary of Parent. First Financial is a commercial bank that operates primarily in Ohio, Indiana and Kentucky. The range of banking services provided by First Financial to individuals and businesses includes commercial lending, real estate lending, and consumer financing. Real estate loans are loans secured by a mortgage lien on the real property of the borrower, which may either be residential property (one to four family residential housing units) or commercial property (owner-occupied and/or investor income producing real estate, such as apartments, shopping centers, office buildings). In addition, First Financial offers deposit products that include interest-bearing and noninterest-bearing accounts, time deposits, and cash management services for commercial customers. A full range of trust and asset management services is also provided through First Financial’s Wealth Management division. As of December 31, 2013, First Financial had 110 banking centers and 137 ATMs.

The First Bexley Bank
2680 E. Main St.
Columbus, Ohio 43209
(614) 237-8000

The First Bexley Bank (“First Bexley”) is an Ohio state-chartered commercial bank founded in 2006. First Bexley provides banking and financial services to individuals and commercial customers in Franklin County and its surrounding areas in central Ohio from its full-service banking location in Bexley, Ohio. As of December 31, 2013, First Bexley had consolidated total assets of approximately $309.0 million, total loans of approximately $272.3 million, total deposits of approximately $283.4 million and total shareholders’ equity of approximately $23.3 million. First Bexley is not a public company and, accordingly, there is no established trading market for First Bexley common stock.

The Merger and the Merger Agreement (See pages 24, 44 and Annex A)

First Financial’s acquisition of First Bexley is governed by the Merger Agreement. The Merger Agreement provides that, if all of the conditions set forth in the Merger Agreement are satisfied or waived, First Bexley will be merged with and into First Financial and will cease to exist. After the consummation of the Merger, First Financial will continue as the surviving bank and remain a wholly owned subsidiary of Parent. The Merger Agreement is included as Annex A to this proxy statement/prospectus and is incorporated by reference herein. We urge you to read the Merger Agreement carefully and fully, as it is the legal document that governs the Merger.

What First Bexley shareholders will receive (See page 44)

If the Merger is completed, the shares of First Bexley common stock that you own immediately before the completion of the Merger will be converted into the right to receive a combination of cash and shares of Parent common stock. All outstanding stock options of First Bexley will be cashed out at the closing of the Merger. Including payment to be made for cancelling the stock options, the fully diluted total Merger consideration is valued at approximately $44.5 million.

For each of your shares of First Bexley common stock, you will receive the per share Merger consideration equal to $30.50 in the form of a combination of cash and shares of Parent common stock to be calculated as set forth in the Merger Agreement. Of such per share merger consideration, 20%, or $6.10, will be paid in cash and 80%, or $24.40, will be paid in Parent’s common stock (including cash to be paid in lieu of any fractional shares), subject to certain adjustment depending upon changes in the market price of Parent’s common stock. The exchange ratio used to determine the number of shares of Parent common stock that you will be entitled to receive for each share of First Bexley common stock will be determined based on the average closing price on Nasdaq for the twenty trading days ending on the third business day prior to the effective time of the Merger (the “Parent Share Average Closing Price”), subject to a minimum and maximum price equal to $13.80 and $18.66 (the “Collar Restriction”), respectively, and certain further adjustment. Based on an Parent Share Average Closing Price of $     , which is equal to the Parent Share Average Closing Price if it were calculated as if the closing date was            , 2014, the latest practicable date prior to the date of this proxy statement/prospectus, the merger consideration that a First Bexley shareholder would be entitled to receive for each share of First Bexley common stock is $6.10 in cash and      shares of Parent common stock. If the Parent Share Average Closing Price were equal to the minimum of $13.80, each share of First Bexley common stock would instead be entitled to $6.10 in cash and 1.7681 shares of Parent common stock; if the Parent Share Average Closing Price were equal to the maximum of $18.66, each share of First Bexley common stock would be entitled to $6.10 in cash and 1.3076 shares of Parent common stock. For a description of how the merger consideration will be calculated, see “Description of the Merger Agreement — Consideration to be received in the Merger”.

If the Parent Share Average Closing Price has declined by more than 25% from the average closing price on Nasdaq for the twenty trading days ending on the third business day prior to the date of the Merger Agreement, which is $16.23, and the Parent common stock underperforms the KBW Regional Banking Index by more than 25% during such period, First Bexley may terminate the Merger Agreement unless Parent removes the Collar Restriction in calculating the exchange ratio for the stock component of the merger consideration.

If the Parent Share Average Closing Price is less than $13.80, First Bexley may reduce the ratio of stock component of the merger consideration from 80% to no less than 75%. On the other hand, if the Parent Share Average Closing Price is more than $18.66, First Financial may reduce the ratio of stock component of the merger consideration from 80% to no less than 75%. No such reduction is permitted if it would result in a failure of the Merger being a tax-free reorganization for United States federal income tax purposes.

In addition, in order to preserve the tax-free reorganization qualification of the Merger, if the aggregate value of the shares of Parent common stock to be issued in connection with the Merger (excluding the value of fractional shares for which cash is to be paid) based upon the closing price of the Parent common stock as reported on Nasdaq on the trading day immediately preceding the closing date of the Merger (the “Tax Adjuster Stock Consideration”) would be less than 40% of the sum of the Tax-Adjuster Cash Consideration (as defined below) and the Tax-Adjuster Stock Consideration, then the exchange ratio for the stock component of the merger consideration will be adjusted so that the Tax-Adjuster Stock Consideration is equal to 40% of the sum of the Tax-Adjuster Stock Consideration and the Tax-Adjuster Cash Consideration without changing the value of the total merger consideration. For purposes of the above, “Tax-Adjuster Cash Consideration” means the sum of (i) the aggregate cash consideration to be paid in exchange for the First Bexley common stock (including, without limitation, the cash paid for appraisal shares) and (ii) the aggregate cash consideration to be paid in lieu of fractional shares. Assuming the Parent Share Average Closing Price is equal to $     , each share of First Bexley common stock would be entitled to $6.10 in cash and      shares of Parent common stock; however, if the closing price of the Parent common stock as reported on Nasdaq on the trading day immediately preceding the closing date of the Merger falls below $2.30, adjustment will be made to preserve the tax-free qualification (assuming no cash paid for appraisal shares and no other adjustment made by the parties, and disregarding the effect of cash consideration to be paid in lieu of fractional shares, for purpose of illustration). For example, under these assumptions, if the above-referenced closing price of the Parent common stock falls to $2.25, each share of First Bexley common stock would be entitled to $18.30 in cash and 5.4223 shares of Parent common stock. First Bexley shareholders will not receive fractional shares of Parent common stock. Instead, they will receive a cash payment for any fractional shares based on the value of Parent common stock.

Exchange of First Bexley common stock (See page 46)

Once the Merger is complete, U.S. Bank National Association, as exchange agent, will mail you transmittal materials and instructions for exchanging your First Bexley stock certificates for shares of Parent common stock to be issued by book-entry transfer.

Material U.S. federal income tax consequences of the Merger (See page 37)

The Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). As a condition to the completion of the Merger, Patton Boggs LLP, counsel to First Bexley must deliver an opinion, dated the closing date of the Merger, to the effect that the Merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code. Assuming the Merger qualifies as a tax-free reorganization, subject to the limitations and more detailed discussion set forth below in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger,” a First Bexley shareholder that is a U.S. holder (defined below in the section entitled “Material U.S. federal income tax consequences of the Merger”) and that exchanges all of its shares of First Bexley common stock for Parent common stock and cash pursuant to the Merger will recognize gain (but not loss), and such shareholder's taxable gain in that case will not exceed the cash received in the Merger.

Tax matters are complicated, and the tax consequences of the Merger to a particular First Bexley shareholder will depend in part on such shareholder's individual circumstances. Accordingly, you are urged to consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For a more complete discussion of the material U.S. federal income tax consequences of the Merger, see the section entitled, “Material U.S. federal income tax consequences of the Merger” beginning on page 37.

Reasons for the Merger (See page 26)

First Bexley’s board of directors believes that the Merger is in the best interests of First Bexley and its shareholders, has unanimously adopted the Merger Agreement and unanimously recommends that its shareholders vote “FOR” the adoption of the Merger Agreement.

In its deliberations and in making its determination, First Bexley’s board of directors considered numerous factors, including the following:

•	First Bexley's board of directors' familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of First Bexley;
•	information with respect to the businesses, earnings, operations, financial condition, prospects, capital levels and asset quality of First Bexley and First Financial, both individually and as a surviving bank;
•	the current and prospective environment in which First Bexley operates, including national, regional and local economic conditions, the competitive environment for banks, thrifts and other financial institutions generally;
•	the increased regulatory burdens on financial institutions generally and the trend toward consolidation in the banking industry and in the financial services industry;
•	the enhanced liquidity for First Bexley’s shareholders, including with respect to the Parent common stock to be received in the Merger;
•	the market value of Parent common stock prior to the execution of the Merger Agreement and the prospects for future appreciation as a result of Parent’s strategic initiatives;
•	Parent’s strategy to seek profitable future expansion in the Central Ohio area, leading to continued growth in overall shareholder value;
•	the fact that Parent is publicly held and the Merger would provide access to a public trading market for First Bexley’s shareholders whose investments currently are in a privately held company, as well as enhanced access to capital markets to finance the surviving bank’s capital requirements; and
•	the likelihood that the Merger will be approved by the relevant bank regulatory authorities without undue burden and in a timely manner.

Parent’s board of directors concluded that the Merger is in the best interests of Parent and its shareholders. In deciding to approve the Merger, Parent’s board of directors considered a number of factors, including:

•	management’s view that the acquisition of First Bexley by First Financial provides strong entrance to the attractive Columbus, Ohio market;
•	First Bexley’s successful and profitable operations with values and a client-focused approach similar to First Financial, as well as strong asset generation capabilities with a platform for deposit growth;
•	efficiencies to come from integrating First Bexley’s operations into First Financial’s existing operations, including the potential to leverage First Financial’s brand, product set and capabilities to accelerate growth;
•	First Bexley’s straight-forward community bank operations, solid asset quality profiles and credit discipline, strong management team and scale of operations, which, together with continued director participation, would result in low operational risk after the completion of the Merger;
•	Parent management’s review of First Bexley’s business, operations, earnings and financial condition, including its management, capital levels and asset quality;

•	a review of the demographic, economic and financial characteristics of the markets in which First Bexley operates, including existing and potential competition and history of the market areas with respect to financial institutions; and
•	the likelihood that the Merger will be approved by the relevant bank regulatory authorities without undue burden and in a timely manner.

Opinion of First Bexley’s Financial Advisor (see page 29 and Annex C)

On December 17, 2013, Keefe, Bruyette & Woods, Inc. (“KBW”) rendered to the First Bexley board of directors KBW’s opinion with respect to the fairness of the merger consideration to be received by First Bexley shareholders, from a financial point of view.

KBW’s opinion is directed to the First Bexley board of directors and relates only to the fairness of the merger consideration to be received by First Bexley shareholders, from a financial point of view. KBW’s opinion does not address any other aspect of the Merger and is not a recommendation to any First Bexley shareholder as to how such shareholder should vote at the special meeting.

The full text of KBW’s December 17, 2013 opinion is included as Annex C to this proxy statement/prospectus and is incorporated by reference herein. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by KBW in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. First Bexley shareholders are urged to read the entire opinion carefully in connection with their consideration of the Merger Agreement.

Board recommendation to First Bexley’s shareholders (See page 26)

First Bexley’s board of directors believes that the Merger of First Bexley with First Financial is in the best interests of First Bexley and its shareholders. First Bexley’s board of directors unanimously recommends that you vote “FOR” the Merger.

Interests of officers and directors of First Bexley in the Merger may be different from, or in addition to, yours (See page 41)

When you consider the First Bexley board of directors’ recommendation to vote in favor of the adoption of the Merger Agreement, you should be aware that some of First Bexley’s directors and officers may have interests in the Merger that are different from, or in addition to, your interests as shareholders. First Bexley’s board of directors was aware of these interests and took them into account in approving the Merger. These interests include, among others, proposed employee benefits for those who become employees of First Financial after the Merger, the appointment of one director designated by First Bexley to serve on the board of directors of Parent (subject to the approval of Parent’s Corporate Governance and Nominating Committee), the appointment of certain First Bexley director or directors to the Columbus advisory board of Parent, and lump sum cash payments in exchange for the cancellation of outstanding First Bexley stock options.

First Financial has agreed to maintain in effect the current directors’ and officers’ liability insurance policies maintained by First Bexley or otherwise provide insurance policies of at least same coverage, subject to limits on availability and cost, for six years. First Financial and Parent have also agreed to indemnify and hold harmless the current and former directors, officers and employees of First Bexley and its subsidiaries for all actions taken by them in such capacities prior to the effective time of the Merger, and assume all obligations of First Bexley and its subsidiaries to such directors, officers and employees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time as provided in their organizational documents.

First Bexley shareholders will have appraisal rights in connection with the Merger (See page 42)

First Bexley shareholders may dissent from the Merger and upon complying with the requirements of 12 U.S.C. Section 215a and Sections 1115.9 and 1701.85 of the ORC will be entitled to receive the fair cash value of their shares instead of the merger consideration.

A copy of the sections of the federal statute and the ORC pertaining to appraisal rights is attached as Annex B to this proxy statement/prospectus. You should read the statutes carefully and consult with your legal counsel if you intend to exercise these rights.

The Merger and the performance of the surviving bank are subject to a number of risks (See page 17)

There are a number of risks relating to the Merger and to the businesses of First Financial, First Bexley and the surviving bank following the Merger. See the “Risk Factors” beginning on page 17 of this proxy statement/prospectus for a discussion of these and other risks and see also the documents that Parent has filed with the SEC and which we have incorporated by reference into this proxy statement/prospectus.

First Bexley shareholder approval will be required to complete the Merger and approve the other proposals set forth in the notice (See page 21)

Under the federal law applicable to mergers of state banks into national banks, the Merger Agreement must be ratified and confirmed by the affirmative vote of First Bexley shareholders owning at least two-thirds of its common stock outstanding and entitled to vote at the special meeting. Approval of the proposal to adjourn the special meeting, if necessary, requires the affirmative vote of holders of at least a majority of the shares of First Bexley common stock having voting power, present in person or by proxy, if a quorum is present. In the absence of a quorum, the holders of a majority of the shares of First Bexley common stock present in person or by proxy may adjourn the special meeting. To satisfy the quorum requirements set forth in First Bexley’s regulations, shareholders holding at least a majority of the voting power of the outstanding shares of First Bexley common stock entitled to vote at the special meeting must be present in person or by proxy at the special meeting. Shareholders may vote their shares in person at the special meeting or by signing and returning the enclosed proxy form.

Certain shareholders of First Bexley have committed to vote their shares of First Bexley common stock in favor of the Merger. As of December 17, 2013, these shareholders owned 314,655 shares, constituting approximately 22.8% of the shares then outstanding. See “The Merger — Voting agreement” on page 42.

First Bexley special meeting (See page 21)

The special meeting of shareholders will be held at the offices of First Bexley, located at 2680 East Main Street, Bexley, Ohio 43209 on            , 2014 at            , local time. First Bexley’s board of directors is soliciting proxies for use at the special meeting. At the special meeting, First Bexley shareholders will be asked to vote on a proposal to adopt the Merger Agreement.

Record date for the special meeting; revocability of proxies (See pages 21 and 22)

You may vote at the special meeting if you own shares of First Bexley common stock of record at the close of business on            , 2014. You will have one vote for each share of First Bexley common stock you owned on that date. You may change your vote or revoke your proxy prior to the special meeting by filing with the secretary of First Bexley a duly executed revocation of proxy or submitting a new proxy form with a later date. You may also vote in person at the special meeting.

Completion of the Merger is subject to regulatory approvals (See page 41)

The Merger cannot be completed until First Financial receives the necessary regulatory approval of the Office of the Comptroller of the Currency (the “OCC”). First Financial submitted an application with the OCC on January 27, 2014. The Merger is also subject to the United States Department of Justice’s competitive review process.

Conditions to the Merger (See page 52)

Closing Conditions for the Benefit of All Parties.  Each of Parent, First Financial and First Bexley’s obligations are subject to fulfillment of certain conditions, including:

•	no applicable law or order by governmental authority making illegal or preventing or prohibiting the consummation of the Merger;
•	receipt of all regulatory approvals containing no unduly burdensome conditions and expiration of all statutory waiting periods;

•	all required consents, authorizations, waivers or approvals having been obtained; and
•	the registration statement having been declared effective by the SEC and continuing to be effective, and all necessary approvals under securities laws relating to the issuance of the shares of Parent common stock pursuant to the Merger having been received.

Closing Conditions for the Benefit of Parent and First Financial.  Parent and First Financial’s obligations are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of First Bexley in the Merger Agreement as of the closing date, except as otherwise set forth in the Merger Agreement;
•	performance by First Bexley in all material respects of its agreements under the Merger Agreement;
•	adoption of the Merger Agreement at the special meeting by First Bexley shareholders holding the requisite voting power under its charter documents and applicable law;
•	delivery by First Bexley of duly executed exchange agent agreement, option cash-out agreements, certificates and documents as provided in the Merger Agreement;
•	First Bexley being well-capitalized;
•	no new proceedings initiated against First Bexley since the execution of the Merger Agreement that, in the aggregate, would reasonably be expected to result in liabilities exceeding $500,000;
•	no new enforcement actions initiated against First Bexley by any regulatory agency which, individually or in the aggregate, would reasonably be expected to materially affect First Bexley’s ability to conduct its business as currently being conducted;
•	holders of no more than 5% of the First Bexley common stock having taken the actions required under the ORC to qualify their First Bexley common stock as appraisal shares;
•	First Bexley having duly entered into option cash-out agreements with all holders of First Bexley stock options to cash out such stock options;
•	First Bexley having caused to be delivered to First Financial within 30 days from the execution of the Merger Agreement voting agreements executed by certain persons identified in the Merger Agreement.

Closing Conditions for the Benefit of First Bexley.  First Bexley’s obligations are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of Parent in the Merger Agreement as of the closing date, except as otherwise set forth in the Merger Agreement;
•	performance by Parent in all material respects of its agreements under the Merger Agreement;
•	approval of the listing of the shares of Parent common stock issuable pursuant to the Merger Agreement on Nasdaq; and
•	delivery by First Financial of the evidence of the payment of the merger consideration to the exchange agent, duly executed exchange agent agreement, certificates documents as provided in the Merger Agreement.

How the Merger Agreement may be terminated by Parent, First Financial and First Bexley (See page 53)

First Financial and First Bexley may mutually agree to terminate the Merger Agreement and abandon the Merger at any time. Subject to conditions and circumstances described in the Merger Agreement, Parent or First Financial, on the one hand, or First Bexley, on the other hand, as the case may be, may terminate the Merger Agreement as follows:

•	by either party if the Merger is not completed by September 30, 2014;

•	by either party in the event of a material breach by the other party of its representation or warranty or obligations contained in the Merger Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, and which breach or breaches would result in a failure to satisfy any applicable closing condition;
•	by either party if final action has been taken by a regulatory agency whose approval is required for the Merger, which final action has become final and nonappealable and does not approve the Merger;
•	by either party if any governmental authority has enacted, issued, promulgated, enforced or entered any law, or final nonappealable judgment which has the effect of making illegal the consummation of the Merger;
•	by First Bexley if the Parent Share Average Closing Price has declined by more than 25% from the average closing price on Nasdaq for the twenty trading days ending on the third business day prior to the date of the Merger Agreement, which is $16.23, and the Parent common stock underperforms the KBW Regional Banking Index by more than 25% during such period, unless Parent removes the Collar Restriction in calculating the exchange ratio for the stock component of the merger consideration;
•	by First Financial if the board of directors of First Bexley fails to make recommendation to First Bexley shareholders to adopt the Merger Agreement, or First Bexley has materially breached its covenant not to solicit alternative acquisition proposals;
•	in certain circumstances, by either party if First Bexley has received and would accept a superior acquisition proposal from a third party; or
•	if the First Bexley shareholders fail to adopt the Merger Agreement.

Termination fees and expenses may be payable under some circumstances (See page 53)

If the Merger Agreement is terminated (i) by First Financial because the board of directors of First Bexley fails to make recommendation to First Bexley shareholders to adopt the Merger Agreement, or First Bexley has materially breached its covenant not to solicit alternative acquisition proposals, or (ii) by either party if First Bexley has received and would accept a superior alternative proposal from a third party, First Financial may be owed a termination fee from First Bexley equal to 5% of the sum of the total merger consideration and total cash consideration for cashing out First Bexley’s stock options, plus reimbursement for its out-of-pocket expenses incurred in connection with the proposed Merger.

If the Merger Agreement is terminated by either party because First Bexley shareholders fail to adopt the Merger Agreement, First Bexley will reimburse First Financial for its out-of-pocket expenses incurred in connection with the proposed Merger. See “Description of the Merger Agreement — Termination fee.”

Voting agreement (See page 42)

Certain shareholders of First Bexley have agreed to vote all of their shares of First Bexley common stock in favor of the Merger Agreement at the special meeting. The voting agreement covers approximately 24.0% of First Bexley’s outstanding shares of common stock as of December 17, 2013. The voting agreement will terminate if the Merger Agreement is terminated or the Merger becomes effective, whichever is earlier, in accordance with the terms of the Merger Agreement.

Accounting treatment of the Merger

The Merger will be accounted for as a purchase transaction in accordance with accounting principles generally accepted in the United States.

Certain differences in Parent shareholder rights and First Bexley shareholder rights (See page 57)

Parent is an Ohio corporation and a bank holding company registered under the Bank Holding Company Act of 1956, as amended, while First Bexley is an Ohio state-chartered commercial bank. Although the rights of the holders of Parent common shares and those of holders of First Bexley common shares are similar in many respects, there are some differences. These differences relate to differences between the provisions of Ohio law governing corporations and the provisions of Ohio law governing state-chartered commercial banks, as well as differences between provisions of Parent’s articles of incorporation and regulations and the First Bexley’s articles of incorporation and regulations. Certain of these differences are described in detail in the section entitled “Comparison of rights of Parent shareholders and First Bexley shareholders” beginning on page 57. After completion of the Merger, First Bexley shareholders who receive shares of Parent common stock in exchange for their shares of First Bexley common stock will become Parent shareholders and their rights will be governed by Parent’s articles of incorporation and regulations, in addition to laws and requirements that apply to public companies.

Parent shares will be listed on Nasdaq (See page 54)

The shares of Parent common stock to be issued pursuant to the Merger will be listed on Nasdaq under the symbol “FFBC.”

Per Share Market Price and Dividend Information

The table below shows, for the quarters indicated, based on published financial sources, the reported high and low sales prices of Parent common stock during the periods indicated and the cash dividends paid per share of Parent common stock.

	High	Low	Dividend Paid
Year Ended December 31, 2011
First Quarter	$18.91	$15.65	$0.10
Second Quarter	17.20	15.04	0.12
Third Quarter	17.12	13.34	0.12
Fourth Quarter	17.06	13.40	0.27
Year Ended December 31, 2012
First Quarter	$18.28	$16.11	$0.27
Second Quarter	17.70	14.88	0.31
Third Quarter	17.86	15.58	0.29
Fourth Quarter	16.95	13.90	0.30
Year Ended December 31, 2013
First Quarter	$16.07	$14.46	$0.28
Second Quarter	16.05	14.52	0.28
Third Quarter	16.47	14.89	0.24
Fourth Quarter	17.59	14.56	0.27

Comparative Per Share Data

The following table presents selected comparative per share data for Parent common stock and First Bexley common stock. You should read this information in conjunction with the selected historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of Parent and related notes that are incorporated by reference in this proxy statement/prospectus by reference. The historical per share data is derived from audited financial statements as of and for the years ended December 31, 2012 and 2013.

	Year Ended December 31, 2013	Year Ended December 31, 2012
Parent:
Diluted Earnings per share	$0.83	$1.14
Cash dividends declared per share	0.94	1.18
Book value per common share (at period end)	11.86	12.24
First Bexley:
Diluted Earnings per share	$2.38	$1.82
Cash dividends declared per share	—	—
Book value per common share (at period end)	16.87	14.36

Selected Historical Financial Data of Parent

The selected consolidated financial data presented below is being provided to assist you in your analysis of the financial aspects of the Merger. The annual Parent historical information as of and for each of the years in the five-year period ended December 31, 2013, are derived from Parent’s audited historical financial statements. This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference into this proxy statement/prospectus from Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The historical results below or contained elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of Parent or the surviving bank.

	December 31,
(Dollars in thousands, except per share data)	2013	2012	2011	2010	2009
Summary of operations
Interest income	$245,208	$280,930	$308,817	$343,502	$233,228
Tax equivalent adjustment(1)	2,142	1,055	979	866	1,265
Interest income tax – equivalent(1)	247,350	281,985	309,796	344,368	234,493
Interest expense	16,888	27,589	44,921	67,992	57,245
Net interest income tax – equivalent(1)	$230,462	$254,396	$264,875	$276,376	$177,248
Interest income	$245,208	$280,930	$308,817	$343,502	$233,228
Interest expense	16,888	27,589	44,921	67,992	57,245
Net interest income	228,320	253,341	263,896	275,510	175,983
Provision for loan and lease losses – uncovered	8,714	19,117	19,210	33,564	56,084
Provision for loan and lease losses – covered	195	30,903	64,081	63,144	0
Noninterest income	73,647	122,421	142,531	146,831	404,715
Noninterest expenses	225,475	221,997	218,097	233,680	170,638
Income before income taxes	67,583	103,745	105,039	91,953	353,976
Income tax expense	19,234	36,442	38,300	32,702	132,639
Net income	48,349	67,303	66,739	59,251	221,337
Dividends on preferred stock	0	0	0	1,865	3,578
Income available to common shareholders	$48,349	$67,303	$66,739	$57,386	$217,759
Per share data
Earnings per common share
Basic	$0.84	$1.16	$1.16	$1.01	$4.84
Diluted	$0.83	$1.14	$1.14	$0.99	$4.78
Cash dividends declared per common share	$0.94	$1.18	$0.78	$0.40	$0.40
Average common shares outstanding – basic (in thousands)	57,270	57,877	57,692	56,969	45,029
Average common shares outstanding – diluted (in thousands)	58,073	58,869	58,693	57,993	45,557
Selected year-end balances
Total assets	$6,417,213	$6,497,048	$6,671,511	$6,250,225	$6,657,593
Earning assets	5,840,849	5,961,727	6,110,934	5,741,683	5,964,853
Investment securities(2)	1,798,300	1,874,343	1,516,002	1,015,205	579,147
Loans, excluding covered loans	3,505,641	3,179,064	2,968,447	2,816,093	2,895,129
Covered loans	457,873	748,116	1,053,244	1,481,493	1,934,740
Total loans	3,963,514	3,927,180	4,021,691	4,297,586	4,829,869
FDIC indemnification asset	45,091	119,607	173,009	222,648	287,407
Interest-bearing demand deposits	1,125,723	1,160,815	1,317,339	1,111,877	1,060,383
Savings deposits	1,612,005	1,623,614	1,724,659	1,534,045	1,231,081
Time deposits	952,327	1,068,637	1,654,662	1,794,843	2,229,500
Noninterest-bearing demand deposits	1,147,452	1,102,774	946,180	705,484	829,676
Total deposits	4,837,507	4,955,840	5,642,840	5,146,249	5,350,640
Short-term borrowings	748,749	624,570	99,431	59,842	37,430
Long-term debt	60,780	75,202	76,544	128,880	404,716

December 31,
(Dollars in thousands, except per share data)	2013	2012	2011	2010	2009
Other long-term debt	0	0	0	20,620	20,620
Shareholders’ equity	682,161	710,425	712,221	697,394	649,958
Select Financial Ratios
Average loans to average deposits(3)	82.12%	75.66%	78.53%	86.43%	92.56%
Net charge-offs to average loans, excluding covered loans	0.38%	0.79%	0.84%	1.27%	1.16%
Average shareholders’ equity to average total assets	11.17%	11.30%	11.33%	10.53%	9.85%
Average common shareholders’ equity to average total assets	11.17%	11.30%	11.33%	10.35%	8.20%
Return on average assets	0.77%	1.07%	1.06%	0.91%	4.67%
Return on average common equity	6.89%	9.43%	9.37%	8.55%	56.07%
Return on average equity	6.89%	9.43%	9.37%	8.68%	47.44%
Net interest margin	3.97%	4.37%	4.55%	4.66%	4.05%
Net interest margin (tax equivalent basis)(1)	4.01%	4.39%	4.57%	4.68%	4.08%
Dividend payout	111.90%	101.72%	67.24%	39.60%	8.26%

(1)	Tax equivalent basis was calculated using a 35.00% tax rate in all years presented.
(2)	Includes investment securities held-to-maturity, investment securities available-for-sale, investment securities trading, and other investments.
(3)	Includes covered loans and loans held for sale.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption “Special Notes Concerning Forward-Looking Statements” on page 20, you should consider the following risk factors carefully in deciding whether to vote for the adoption of the Merger Agreement. Additional risks and uncertainties not presently known to Parent and First Bexley or that are not currently believed to be important to you, if they materialize, also may adversely affect the Merger and Parent and First Bexley as a surviving bank.

In addition, Parent’s and First Bexley’s respective businesses are subject to numerous risks and uncertainties, including the risks and uncertainties described, in the case of Parent, in its Annual Report on Form 10-K for the year ended December 31, 2013, which are incorporated by reference into this proxy statement/prospectus.

Risks relating to the Merger

Because the market price of Parent common stock may fluctuate, you cannot be certain of the precise value of the stock portion of the merger consideration you may receive in the Merger.

At the time the Merger is completed, each issued and outstanding share of First Bexley common stock (other than shares owned by First Bexley, Parent, First Financial or any of their subsidiaries and shares of First Bexley common stock in respect of which appraisal rights have been properly exercised and perfected) will be converted into the right to receive consideration in the form of a combination of Parent common stock and cash, subject to certain adjustment. The exchange ratio for the Parent common stock with respect to the stock component of the merger consideration, as calculated in accordance with the formula set forth in the Merger Agreement, may fluctuate depending on the market price of Parent common stock during a reference period prior to the closing.

There will be a time lapse between each of the date on which First Bexley shareholders vote to approve the Merger and the Merger Agreement at the special meeting, the date on which the exchange ratio with respect to the stock component of the merger consideration is determined, and the date on which First Bexley shareholders entitled to receive shares of Parent common stock actually receive such shares. The market value of Parent common stock may fluctuate during these periods. Consequently, at the time First Bexley shareholders must decide whether to approve the Merger and the Merger Agreement, they will not know the actual market value of the shares of Parent common stock they will receive when the Merger is completed. The actual value of the shares of Parent common stock received by the First Bexley shareholders will depend on the market value of shares of Parent common stock on that date. This market value may be less than the value used to determine the exchange ratio, as that determination will be made with respect to a period occurring prior to the consummation of the Merger.

Because there is no public market for the First Bexley common stock, it is difficult to determine how the fair value of First Bexley common stock compares with the merger consideration.

The outstanding shares of First Bexley common stock are privately held and are not traded in any public market. This lack of a public market makes it difficult to determine the fair value of First Bexley. Because the merger consideration was determined based on negotiations between the parties, it may not be indicative of the fair value of the shares of First Bexley common stock.

The opinion that First Bexley has obtained from Keefe, Bruyette & Woods, Inc. has not been, and is not expected to be, updated to reflect any changes in circumstances that may have occurred since the signing of the Merger Agreement.

The opinion issued to the First Bexley board of directors by Keefe, Bruyette & Woods, Inc. (“KBW”), financial advisor to First Bexley, with respect to the fairness of the merger consideration to be received by First Bexley shareholders, from a financial point of view, speaks only as of December 17, 2013. Changes in the operations and prospects of Parent or First Bexley, general market and economic conditions and other factors which may be beyond the control of Parent and First Bexley, and on which the opinion was based, may have altered the value of Parent or First Bexley or the sale prices of shares of Parent common stock as of the date of this proxy statement/prospectus, or may alter such values and sale prices by the time the Merger is completed. KBW does not have any obligation to update, revise or reaffirm its opinion to reflect subsequent developments and has not done so. Because First Bexley does not currently anticipate asking KBW to update its opinion, the opinion will not address the fairness of the merger consideration from a financial point of view at the time the Merger is completed. The First Bexley board of directors’ recommendation that First Bexley shareholders vote “FOR” approval of the Merger Agreement, however, is made as of the date of this proxy statement/prospectus. See “The Merger — Opinion of Keefe, Bruyette & Woods, Inc.” and Appendix C to this proxy statement/prospectus.

First Financial may be unable to successfully integrate First Bexley’s operations and may not realize the anticipated benefits of acquiring First Bexley.

Parent, First Financial and First Bexley entered into the Merger Agreement with the expectation that First Financial would be able to successfully integrate First Bexley’s operations and that the Merger would result in various benefits, including, among other things, enhanced revenues and revenue synergies, an expanded market reach and operating efficiencies. Achieving the anticipated benefits of the Merger is subject to a number of uncertainties, including whether First Financial is able to integrate and operate First Bexley in an efficient and effective manner, and general competitive factors in the market place. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the surviving bank’s businesses or the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the Merger and the integration of the two banks’ operations could have an adverse effect on the business, financial condition, operating results and prospects of the surviving bank after the Merger. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could have an adverse effect on the surviving bank’s business, financial condition, operating results and prospects.

Among the factors considered by the boards of directors of Parent and First Bexley in connection with their respective approvals of the Merger Agreement were the benefits that could result from the Merger. We cannot give any assurance that these benefits will be realized within the time periods contemplated or even that they will be realized at all.

First Bexley will be subject to business uncertainties while the Merger is pending, which could adversely affect its business.

Uncertainty about the effect of the Merger on employees and customers may have an adverse effect on First Bexley, and, consequently, the surviving bank. Although First Bexley intends to take steps to reduce any adverse effects, these uncertainties may impair First Bexley’s ability to attract, retain and motivate key personnel until the Merger is consummated and for a period of time thereafter, and could cause customers and others that deal with First Bexley to seek to change their existing business relationships with First Bexley. Employee retention at First Bexley may be particularly challenging during the pendency of the Merger, as employees may experience uncertainty about their roles with the surviving bank following the Merger.

Some of the directors and executive officers of First Bexley have interests and arrangements that could have affected their respective decision to support or approve the Merger.

The interests of some of the directors and executive officers of First Bexley in the Merger are different from, and may be in addition to, those of First Bexley shareholders generally and could have affected their decision to support or approve the Merger. These interests include:

•	Each employee who, in Parent and First Financial’s sole discretion, continues employment with the surviving bank will be provided wages or salaries and employee benefits (excluding equity plans) that in the aggregate are substantially comparable to what he or she receives at First Bexley immediately prior to the closing date, subject to certain restrictions;
•	Following the Merger, Parent will (i) appoint one director designated by First Bexley to serve on Parent’s board of directors (subject to the approval of Parent’s Corporate Governance and Nominating Committee), and (ii) create a Columbus advisory board and appoint certain director or directors from the current board of directors of First Bexley, as agreed among the parties, to serve on the Columbus advisory board;
•	At the effective time, all rights with respect to First Bexley common stock pursuant to stock options granted by First Bexley, whether or not then exercisable, will be converted into the rights to receive cash;
•	First Financial and Parent’s agreement to provide officers and directors of First Bexley with continuing indemnification rights for six years following the Merger; and
•	First Financial’s agreement to provide directors’ and officers’ insurance to the officers and directors of First Bexley for six years following the Merger.

In addition, certain directors of First Bexley who own shares of First Bexley common stock and certain other shareholders of First Bexley have entered into a voting agreement that requires them to vote all of their shares of First Bexley common stock in favor of the Merger Agreement at the special meeting. The voting agreement covers approximately 24.0% of First Bexley’s outstanding shares of common stock as of December 17, 2013. As a result, these directors of First Bexley may be more likely to recommend to First Bexley’s shareholders the adoption of the Merger Agreement than if they did not have these interests.

Risks relating to the businesses of Parent and the surviving bank

First Bexley’s shareholders will not control Parent’s future operations.

Currently, First Bexley’s shareholders own 100% of First Bexley and have the power to approve or reject any matters requiring shareholder approval under Ohio law and First Bexley’s articles of incorporation and code of regulations. After the Merger, absent any adjustment made to the ratio of stock component in the merger consideration, First Bexley shareholders are expected to become owners of less than 5% of the outstanding shares of Parent common stock. Even if all former First Bexley shareholders voted together on all matters presented to Parent’s shareholders, from time to time, the former First Bexley shareholders most likely would not have a significant impact on the approval or rejection of future Parent proposals submitted to a shareholder vote.

SPECIAL NOTES CONCERNING FORWARD-LOOKING STATEMENTS

This document contains, and the documents into which it may be incorporated by reference may contain, forward-looking statements within the meaning of federal securities laws. Examples of forward-looking statements include, but are not limited to, projections of revenues, income or loss, earnings or loss per share, the payment or non-payment of dividends, capital structure and other financial items, statements of plans and objectives of First Financial or its management or board of directors and statements of future economic performances and statements of assumptions underlying such statements. Words such as ''believes,'' ''anticipates,'' “likely,” “expected,” ''intends,'' and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements and information are not historical facts, are premised on many factors and assumptions, and represent only management’s expectations, estimates and projections regarding future events. Similarly, these statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict, which may include, but are not limited to, those listed below and the Risk Factors discussed under Item 1A of Parent’s 2013 Annual Report on Form 10-K and in any of Parent’s subsequent SEC filings. Parent intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. Management's analysis contains forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. However, such performance involves risks and uncertainties that may cause actual results to differ materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	management's ability to effectively execute its business plan;
•	the risk that the strength of the United States economy in general and the strength of the local economies in which we conduct operations may continue to deteriorate resulting in, among other things, a further deterioration in credit quality or a reduced demand for credit, including the resultant effect on our loan portfolio, allowance for loan and lease losses and overall financial performance;
•	U.S. fiscal debt and budget matters;
•	the ability of financial institutions to access sources of liquidity at a reasonable cost;
•	the impact of recent upheaval in the financial markets and the effectiveness of domestic and international governmental actions taken in response, and the effect of such governmental actions on us, our competitors and counterparties, financial markets generally and availability of credit specifically, and the U.S. and international economies, including potentially higher FDIC premiums arising from increased payments from FDIC insurance funds as a result of depository institution failures;
•	the effect of and changes in policies and laws or regulatory agencies (notably the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act and the new capital rules promulgated by federal banking regulators);
•	the effect of the current low interest rate environment or changes in interest rates on our net interest margin and our loan originations and securities holdings;
•	our ability to keep up with technological changes;
•	failure or breach of our operational or security systems or infrastructure, or those of our third party vendors or other service providers;
•	our ability to comply with the terms of loss sharing agreements with the FDIC;
•	the expiration of loss sharing agreements with the FDIC;
•	mergers and acquisitions (including the acquisition of First Bexley pursuant to the Merger Agreement), including costs or difficulties related to the integration of acquired companies and the wind-down of non-strategic operations that may be greater than expected;

•	the risk that exploring merger and acquisition opportunities may detract from management's time and ability to successfully manage our business;
•	expected cost savings in connection with the consolidation of recent acquisitions may not be fully realized or realized within the expected time frames, and deposit attrition, customer loss and revenue loss following completed acquisitions may be greater than expected;
•	our ability to increase market share and control expenses;
•	the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Financial Accounting Standards Board and the SEC;
•	adverse changes in the creditworthiness of our borrowers and lessees, collateral values, the value of investment securities and asset recovery values, including the value of the FDIC indemnification asset and related assets covered by FDIC loss sharing agreements;
•	adverse changes in the securities, debt and/or derivatives markets;
•	our success in recruiting and retaining the necessary personnel to support business growth and expansion and maintain sufficient expertise to support increasingly complex products and services;
•	monetary and fiscal policies of the Board of Governors of the Federal Reserve System (Federal Reserve) and the U.S. government and other governmental initiatives affecting the financial services industry;
•	unpredictable natural or other disasters could have an adverse effect on us in that such events could materially disrupt our operations or our vendors' operations or willingness of our customers to access the financial services we offer;
•	our ability to manage loan delinquency and charge-off rates and changes in estimation of the adequacy of the allowance for loan and lease losses; and
•	the costs and effects of litigation and of unexpected or adverse outcomes in such litigation.

Therefore, there can be no assurances that future actual results will correspond to these forward-looking statements. The reader is cautioned not to place undue reliance on any forward-looking statement made by Parent. Forward-looking statements speak only as of the date they are made, and Parent undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. Persons are advised, however, to consult further disclosures management makes on related subjects in its reports filed with the SEC and in its press releases.

INFORMATION ABOUT THE SPECIAL MEETING OF FIRST BEXLEY SHAREHOLDERS

First Bexley’s board of directors is using this proxy statement/prospectus to solicit proxies from the holders of First Bexley common stock for use at the special meeting of First Bexley’s shareholders.

Date, time and place of the special meeting

The special meeting will be held at the offices of First Bexley, located at 2680 East Main Street, Bexley, Ohio 43209 on           , 2014 at    , local time.

Purpose of the special meeting

At the special meeting, First Bexley board of directors will ask you to vote upon the following:

•	a proposal to adopt the Merger Agreement and thereby approve the Merger;
•	a proposal to approve an adjournment of the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to adopt the Merger Agreement and the transactions it contemplates; and
•	any other business that properly comes before the special meeting and any adjournment or postponement thereof.

Record date and voting rights for the special meeting

First Bexley has set the close of business on           , 2014, as the record date for determining the holders of its common stock entitled to notice of and to vote at the special meeting. Only First Bexley shareholders at the close of business on the record date are entitled to notice of and to vote at the special meeting. As of the record date, there were       shares of First Bexley common stock outstanding and entitled to vote at the special meeting.

Quorum

The presence in person or by proxy of at least a majority of First Bexley’s shares issued and outstanding and entitled to vote at the special meeting is required for a quorum to be present at the special meeting. Abstentions and broker non-votes will count toward the establishment of a quorum.

Vote required

Under the federal law applicable to mergers of state banks into national banks, the Merger Agreement must be ratified and confirmed by the affirmative vote of First Bexley shareholders owning at least two-thirds of its common stock outstanding and entitled to vote at the special meeting. Approval of the proposal to adjourn the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to adopt the Merger Agreement and the transactions it contemplates requires the affirmative vote of at least a majority of the shares of First Bexley common stock having voting power, present in person or by proxy at the special meeting, if a quorum is present. In the absence of a quorum, holders of a majority of the shares of First Bexley common stock present in person or by proxy at the special meeting may adjourn the special meeting.

The failure of a First Bexley shareholder to vote or to instruct his or her broker, bank or nominee to vote if his or her shares are held in “street name”, which we refer to as a broker non-vote, will have the same effect as voting against the proposals to adopt the Merger Agreement and the meeting adjournment proposal. For purposes of the shareholder vote, an abstention, which occurs when a shareholder attends a meeting, either in person or by proxy, but abstains from voting, will have the same effect as voting against the proposals to adopt the Merger Agreement and to adjourn the special meeting.

Shares held by First Bexley directors; voting agreements

Certain First Bexley directors who own shares of First Bexley common stock and certain other shareholders of First Bexley, whose aggregate ownership represents approximately 24.0% of First Bexley’s outstanding shares of First Bexley common stock as of December 17, 2013, have committed to vote their shares in favor of the Merger. Parent does not own any shares of First Bexley common stock. See “The Merger — Voting agreement” on page 42 for a description of the provisions of the voting agreement.

How to vote

You may vote in person at the special meeting or by proxy. To ensure your representation at the special meeting, we recommend you vote by proxy even if you plan to attend the special meeting. You can change your vote at the special meeting if you so desire.

Voting instructions are included on your proxy form, which should be returned in the enclosed prepaid envelope. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval of the Merger and the other proposals. If you are the record holder of your shares and submit your proxy without specifying a voting instruction, your shares will be voted as the First Bexley board of directors recommends and will be voted “FOR” adoption of the Merger Agreement and “FOR” the adjournment of the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to adopt the Merger Agreement and the transactions it contemplates.

Revocability of proxies

You may revoke your proxy at any time before it is voted by:

•	filing with First Bexley’s secretary a duly executed revocation of proxy;

•	submitting a new proxy with a later date; or
•	voting in person at the special meeting.

Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: The First Bexley Bank, 2680 E. Main St. Columbus, Ohio 43209, Attention: David Mallet, President and Chief Executive Officer.

Proxy solicitation

In addition to this mailing, proxies may be solicited by directors, officers or employees of First Bexley in person or by telephone or electronic transmission. None of such directors, officers or employees will be directly compensated for such services. First Bexley will pay the costs associated with the solicitation of proxies for the special meeting.

Other business; adjournments

First Bexley is not currently aware of any other business to be acted upon at the First Bexley special meeting. If, however, other matters are properly brought before the special meeting, or any adjournment or postponement thereof, your proxies include discretionary authority on the part of the individuals appointed to vote your shares to act on those matters according to their best judgment.

Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by the affirmative vote of the holders of a majority of the shares of First Bexley common stock present in person or by proxy at the special meeting, whether or not a quorum is present, without further notice other than by announcement at the special meeting.

THE MERGER

This section of the proxy statement/prospectus describes material aspects of the Merger. While Parent and First Bexley believe that the description covers the material terms of the Merger and the related transactions, this summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, the attached Annexes, and the other documents to which this proxy statement/prospectus refers for a more complete understanding of the Merger. The Merger Agreement attached hereto as Annex A, not this summary, is the legal document which governs the Merger.

General

The First Bexley board of directors is using this proxy statement/prospectus to solicit proxies from the holders of First Bexley common stock for use at the First Bexley special meeting, at which First Bexley shareholders will be asked to vote on the adoption of the Merger Agreement and thereby approve the Merger. When the Merger is consummated, First Bexley will merge with and into First Financial and will cease to exist. First Financial will survive the Merger and remain a wholly owned subsidiary of Parent. At the effective time of the Merger, holders of First Bexley common stock will exchange their shares for a combination of cash and shares of Parent common stock, subject to certain adjustment depending upon changes in the market price of Parent’s common stock. Each share of First Bexley common stock will be exchanged for the per share merger consideration, the stock component of which cannot be determined until the third business day prior to the effective time of the Merger. See “Description of the Merger Agreement — Consideration to be received in the Merger” for a detailed description of the method for determining the per share merger consideration.

Only whole shares of Parent common stock will be issued in the Merger. As a result, cash will be paid instead of any fractional shares based on the Parent Share Average Closing Price of Parent’s common stock, which will be calculated by reference to the twenty trading days ending on the third business day prior to the effective time of the Merger. Shares of First Bexley common stock held by First Bexley shareholders who elect to exercise their appraisal rights will not be converted into merger consideration.

The companies

Parent

First Financial Bancorp., an Ohio corporation which was formed in 1982, is a mid-sized regional bank holding company headquartered in Cincinnati, Ohio. Parent engages in the business of commercial banking and other banking and banking-related activities through its wholly owned subsidiary, First Financial Bank, National Association (“First Financial”), which was founded in 1863.

As of December 31, 2013, Parent had total assets of approximately $6.4 billion, total loans of approximately $4.0 billion, total deposits of approximately $4.8 billion, and total shareholders’ equity of approximately $682.2 million.

Parent common stock is traded on Nasdaq under the ticker symbol “FFBC.”

Financial and other information relating to Parent, including information relating to Parent’s current directors and executive officers, is set forth in Parent’s 2013 Annual Report on Form 10-K and Current Reports on Form 8-K filed during 2014 (other than information in such documents that are deemed not to have been filed), which are incorporated by reference to this proxy statement/prospectus. Copies of these documents may be obtained from Parent as indicated under “Where You Can Find More Information” on page 65. See “Incorporation of Certain Information by Reference” on page 65.

First Financial Bank, National Association

First Financial Bank, National Association, a national banking association, is a wholly owned subsidiary of Parent. First Financial is a commercial bank that operates primarily in Ohio, Indiana and Kentucky. The range of banking services provided by First Financial to individuals and businesses includes commercial lending, real estate lending, and consumer financing. Real estate loans are loans secured by a mortgage lien on the real property of the borrower, which may either be residential property (one to four family residential housing units) or commercial property (owner-occupied and/or investor income producing real estate, such as apartments, shopping centers, office buildings). In addition, First Financial offers deposit products that include interest-bearing and noninterest-bearing accounts, time deposits, and cash management services for commercial customers. A full range of trust and asset management services is also provided through First Financial’s Wealth Management division. As of December 31, 2013, First Financial had 110 banking centers and 137 ATMs.

The First Bexley Bank

The First Bexley Bank is an Ohio state-chartered commercial bank founded in 2006. First Bexley provides banking and financial services to individuals and commercial customers in Franklin County and its surrounding areas in central Ohio from its full-service banking location in Bexley, Ohio. As of December 31, 2013, First Bexley had consolidated total assets of approximately $309.0 million, total loans of approximately $272.3 million, total deposits of approximately $283.4 million and total shareholders’ equity of approximately $23.3 million. First Bexley is not a public company and, accordingly, there is no established trading market for First Bexley’s common stock.

First Bexley’s proposals

At the First Bexley special meeting, holders of shares of First Bexley common stock will be asked to vote on the adoption of the Merger Agreement and thereby approve the Merger. The Merger will not be completed unless First Bexley’s shareholders adopt the Merger Agreement and thereby approve the Merger.

Background of the Merger

First Bexley was organized and commenced operations in 2006. Between 2006 and 2013, First Bexley grew organically from $32.2 million in assets at the end of 2006 to $309.0 million in assets as of December 31, 2013. Given the challenges in the external banking environment, and the ability of a one branch bank to continue to have access to adequate liquidity to fund future growth, First Bexley’s board of directors and senior management in late 2011 began reviewing and considering strategic options available to it in order to enhance First Bexley’s performance and prospects. These options included First Bexley acquiring other banks and branches in its market area, de novo branching strategies, as well as evaluating the potential sale of First Bexley to a strategic merger partner. In 2012, First Bexley decided to move forward with formally exploring the strategic alternative of selling First Bexley and retained Keefe, Bruyette & Woods, Inc. (“KBW”) as its financial advisor to assist First Bexley in exploring a potential sale transaction with a strategic merger partner. First Bexley tasked KBW with contacting potential acquirors and assessing whether other parties might be willing to entertain a strategic merger with First Bexley.

Following its own due diligence of First Bexley and the preparation of a bank-approved list of potential strategic merger partners, KBW began marketing First Bexley in 2012 to a pool of 26 potential acquirers. As a result of these marketing efforts, in March and April 2012, 11 potential strategic partners executed confidentiality agreements and were provided access to confidential business and financial information about First Bexley in order to evaluate a potential transaction. Between April 19 and 23, 2012, three of these parties submitted written expressions of interest to First Bexley of their intention to pursue a potential strategic merger. In June 2012, a potential acquirer submitted a final indication of interest and subsequent discussions to consummate the Merger ensued. In July 2012 the parties were unable to come to agreement on certain terms of related to the definitive agreement and, as a result, the negotiations were terminated prior to the signing of a definitive agreement.

In early 2013, following a review of strategic alternatives, the First Bexley board of directors instructed KBW that it would entertain discussions with select strategic partners. In August 2013, KBW introduced First Bexley to First Financial. In September and October 2013, First Bexley and First Financial executed a non-disclosure agreement and shared preliminary due diligence information. On October 17, 2013, First Financial submitted an indication of interest with an offer price per share range of $29.50 to $30.50 per share or $40.7 to $42.1 million with 25% of the consideration to be paid in cash and 75% in Parent common stock. In addition, outstanding First Bexley options would be cashed out at the in-the-money value of approximately $2.3 to $2.4 million, bringing the fully diluted transaction value between $43.0 to $44.5 million. On October 24, 2013, First Bexley and First Financial entered into a Letter of Intent for the proposed Merger.

In October and November 2013, Parent and First Financial performed final due diligence on First Bexley and First Bexley performed reverse due diligence on Parent and First Financial. The parties concurrently worked to finalize the drafting of a definitive merger agreement during this period.

On November 21, 2013, Squire Sanders (US) LLP, counsel to Parent and First Financial, delivered the initial draft of the Merger Agreement to First Bexley and Patton Boggs LLP, counsel to First Bexley. On November 29, 2013, Patton Boggs LLP provided First Bexley’s comments to the initial draft of the Merger Agreement to Parent and First Financial’s legal counsel. During the months of November and December of 2013, the parties continued to negotiate the terms of the Merger Agreement to resolve the remaining legal and business matters between them, which included the parties agreeing to an increase in the percentage of stock consideration that First Bexley shareholders would receive for each share of First Bexley common stock exchanged for the per share merger consideration from 75% to 80%. On December 12, 2013, the Parent board of directors held a special meeting at which Parent’s management and Squire Sanders (US) LLP were represented. Management of Parent, with the assistance of its legal counsel, reviewed the terms of the Merger Agreement. Based upon the Parent’s board’s review and discussion of the Merger Agreement, the Parent board unanimously approved the Merger Agreement.

On December 17, 2013, First Bexley’s board of directors held a special meeting and discussed and considered the terms and conditions of the Merger Agreement. Members of First Bexley’s senior management, KBW and Patton Boggs LLP participated in First Bexley’s board meeting, and reviewed the terms and conditions of the Merger Agreement and the structure of the Merger with the board. KBW presented its financial analysis of the Merger and rendered its oral opinion, which was subsequently confirmed in writing, that as of such date, the Merger was fair, from a financial point of view, to the common shareholders of First Bexley. KBW provided the board with the results of its reverse due diligence of Parent and First Financial and the contents of the reverse diligence memorandum. Following an extensive discussion by First Bexley’s board of directors and based upon its review and discussion of the Merger Agreement with KBW and Patton Boggs LLP, the reverse due diligence conducted on Parent and First Financial and the presentation and fairness opinion from KBW, First Bexley’s board of directors unanimously approved the Merger Agreement and authorized the President and Chief Executive Officer to execute the Merger Agreement on behalf of First Bexley.

The Merger Agreement was entered into by the appropriate officers of Parent, First Financial and First Bexley after the closing of the financial markets on December 17, 2013. First Bexley and Parent issued a joint press release on December 18, 2013 announcing the execution of the Merger Agreement.

Recommendation of First Bexley’s Board and Its Reasons for the Merger

After careful consideration at its meeting, First Bexley’s board of directors unanimously approved the Merger and the Merger Agreement and unanimously recommends that First Bexley’s shareholders vote FOR approval of the Merger Agreement. In approving the Merger Agreement, First Bexley’s board of directors consulted with KBW with respect to the financial aspects and fairness of the merger consideration, from a financial point of view, to the holders of shares of First Bexley common stock and with its outside legal counsel as to its legal duties and the terms of the Merger Agreement. The board believes that combining with Parent and First Financial will allow First Bexley’s shareholders to participate in a stronger and more diversified organization that will provide significant benefits to First Bexley’s shareholders and customers alike.

The terms of the Merger Agreement, including the consideration to be paid to First Bexley’s shareholders, were the result of arm’s-length negotiations between representatives of First Bexley and representatives of First Financial and Parent. In arriving at its determination to approve the Merger Agreement, First Bexley’s board of directors considered a number of factors, including the following:

•	First Bexley’s board of directors’ familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of First Bexley;
•	information with respect to the businesses, earnings, operations, financial condition, prospects, capital levels and asset quality of First Bexley, First Financial and Parent, both individually and as a surviving bank;
•	the current and prospective environment in which First Bexley operates, including national, regional and local economic conditions, the competitive environment for banks, thrifts and other financial institutions generally;
•	the increased costs and regulatory burdens of audits and other requirements on small community banks and on financial institutions generally and the trend toward consolidation in the banking industry and in the financial services industry;
•	the Parent common stock to be paid as merger consideration to First Bexley shareholders provides such shareholders with the opportunity to participate in any future appreciation of Parent common stock following the Merger, whether from future growth in earnings or as a result of any premium paid to Parent shareholders in connection with a future acquisition of Parent;
•	the financial presentation of KBW and the opinion of KBW dated as of December 17, 2013, that, as of December 17, 2013, and subject to the assumptions, limitations and qualifications set forth in the opinion, the fully diluted total merger consideration to be received from First Financial and Parent in the amount of $44.5 million, is fair, from a financial point of view, to the shareholders of First Bexley;
•	that shareholders of First Bexley will receive part of the merger consideration in shares of Parent common stock, which are listed for trading on the NASDAQ Global Select Market, contrasted with the absence of a public market for First Bexley’s common stock;
•	the financial terms of the Merger, including the relationship of the merger consideration to the book value of First Bexley common stock and the earnings of First Bexley;
•	the structure of the merger consideration, with approximately 20% of the merger consideration payable in cash and approximately 80% payable in shares of Parent common stock;
•	the anticipated impact on the communities served by First Bexley, and the increased ability to serve the communities and its customer base through the larger branch network of First Financial;
•	the results that First Bexley could expect to obtain if it continued to operate independently, and the likely benefits to shareholders of that course of action, as compared with the value of the merger consideration offered by First Financial and Parent;
•	the ability of First Financial and Parent to pay the aggregate merger consideration without a financing contingency and without the need to obtain financing to close the transaction;
•	the ability of First Financial to receive the requisite regulatory approvals in a timely manner;
•	the terms and conditions of the Merger Agreement, including the parties’ respective representations, warranties, covenants and other agreements, the conditions to closing, including a provision that permits First Bexley’s board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to a third party that has submitted an unsolicited proposal to acquire First Bexley; and
•	merger with a bank with a holding company would provide the opportunity to realize economies of scale, increase efficiencies of operations and enhance the development of new products and services.

The First Bexley board of directors also considered the implications of the following:

•	the requirement that First Bexley conduct its business in the ordinary course and subject to the other restrictions on the conduct of First Bexley’s business before completion of the Merger, which may delay or prevent First Bexley from undertaking business opportunities that may arise before completion of the Merger;
•	the potential reaction of First Bexley customers to the Merger;
•	the possibility that the Merger and the related integration process could disrupt First Bexley’s on-going business and result in the loss of customers;
•	the fact that First Bexley’s officers and employees will have to focus extensively on actions required to complete the Merger, which will divert their attention from First Bexley’s business, and that First Bexley will incur substantial transaction costs even if the Merger is not consummated;
•	the closing conditions to First Financial and Parent’s obligations to complete the Merger, including the conditions that as of the closing (i) shareholders of First Bexley shall have approved the Merger Agreement, (ii) First Bexley shall be “well-capitalized” as contemplated by federal regulations, (iii) not more than 5% of outstanding shares have exercised appraisal rights pursuant to the ORC, and (iv) delivery of voting agreements by certain directors, executive officers and shareholders of First Bexley;
•	that First Bexley would be obligated to pay to First Financial a termination fee equal to 5% of the fully diluted merger consideration of $44.5 million, which equals $2,225,000, plus out of pocket expense reimbursement if the Merger Agreement is terminated under certain circumstances; and
•	that under the Merger Agreement First Bexley could not solicit competing proposals for the acquisition of First Bexley.

The above discussion of the information and factors considered by First Bexley’s board of directors is not intended to be exhaustive, but includes a description of all material factors considered by First Bexley’s board. In view of the wide variety of factors considered by the First Bexley board of directors in connection with its evaluation of the Merger, the First Bexley board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered. In considering the factors described above, individual directors may have given differing weights to different factors. First Bexley’s board of directors collectively made its determination with respect to the Merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the Merger is in the best interests of First Bexley’s shareholders.

First Bexley’s board of directors believes that the Merger is fair to, and in the best interests of, First Bexley and its shareholders. First Bexley’s board of directors unanimously approved the Merger Agreement and recommends that shareholders vote “FOR” adoption of the Merger Agreement.

Certain directors and officers of First Bexley have interests in the Merger different from or in addition to their interests as shareholders generally. You may wish to consider these interests in evaluating First Bexley’s board of directors’ recommendation that you vote in favor of the Merger. See “The Merger — Interests of certain persons in the Merger.” Certain Bexley’s directors who own shares of First Bexley common stock have agreed to vote their shares in favor of the Merger at the special meeting.

Parent’s reasons for the Merger

Parent’s board of directors believes that the Merger is in the best interests of Parent and its shareholders. In deciding to approve the Merger, Parent’s board of directors considered a number of factors, including:

•	management’s view that the acquisition of First Bexley by First Financial provides strong entrance to the attractive Columbus, Ohio market;
•	First Bexley’s successful and profitable operations with values and client-focused approach similar to First Financial, as well as strong asset generation capabilities with a platform for deposit growth;

•	efficiencies to come from integrating First Bexley’s operations into First Financial’s existing operations, including the potential to leverage First Financial’s brand, product set and capabilities to accelerate growth;
•	First Bexley’s straight-forward community bank operations, solid asset quality profiles and credit discipline, strong management team and scale of operations, which, together with continued director participation, would result in low operational risk after the completion of the Merger;
•	Parent management’s review of First Bexley’s business, operations, earnings and financial condition, including its management, capital levels and asset quality;
•	a review of the demographic, economic and financial characteristics of the markets in which First Bexley operates, including existing and potential competition and history of the market areas with respect to financial institutions; and
•	the likelihood that the Merger will be approved by the relevant bank regulatory authorities without undue burden and in a timely manner.

The above discussion of the information and factors considered by Parent’s board of directors is not intended to be exhaustive, but includes a description of all material factors considered by Parent’s board. In view of the wide variety of factors considered by the Parent board of directors in connection with its evaluation of the Merger, the Parent board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered. In considering the factors described above, individual directors may have given differing weights to different factors. Parent’s board of directors collectively made its determination with respect to the Merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the Merger is in the best interests of Parent’s shareholders.

Opinion of First Bexley’s Financial Advisor

First Bexley engaged Keefe, Bruyette & Woods, Inc. (“KBW”) to render an opinion to the First Bexley board of directors as to the fairness, from a financial point of view, to the shareholders of First Bexley of the merger consideration in the proposed merger of First Bexley with and into First Financial, a wholly owned subsidiary of Parent. First Bexley selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the Merger and is familiar with First Bexley and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the First Bexley board of directors held on December 17, 2013, at which the First Bexley board of directors evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW set forth in such opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the shareholders of First Bexley. For purposes of KBW’s opinion and with the consent of the First Bexley board of directors, the merger consideration was assumed to be equal to $30.50 per share of First Bexley common stock. The First Bexley board of directors approved the Merger Agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex C to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the First Bexley board of directors (in its capacity as such) in connection with its consideration of the financial terms of the Merger. The opinion addressed only the fairness, from a financial point of view, of the merger consideration in the Merger to the shareholders of First Bexley. It did not address the underlying business decision to proceed with the Merger or constitute a recommendation to the First Bexley board of directors in connection with the Merger, and it does not constitute a recommendation to any First Bexley shareholder as to how such shareholder should vote at the First Bexley special meeting on the Merger or on any related matter.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In rendering its opinion, KBW reviewed, among other things:

•	a draft, dated December 11, 2013, of the Merger Agreement (the most recent draft made available to KBW);
•	the quarterly call reports for the last three years ended September 30, 2013 for both First Bexley and First Financial;
•	the audited financial statements and annual reports for the three years ended December 31, 2012 of First Bexley and Parent;
•	the 2013 quarterly reports on Form 10-Q for the quarters ended March 31, June 30, and September 30 of Parent;
•	certain other interim reports to shareholders and other communications from First Bexley and Parent to their respective shareholders; and
•	other financial information concerning the businesses and operations of First Bexley, First Financial, and Parent furnished to KBW by First Bexley, First Financial and Parent.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of First Bexley and Parent;
•	the assets and liabilities of First Bexley and Parent;
•	the nature and terms of certain other merger transactions and business combinations in the banking industry;
•	a comparison of certain financial information for First Bexley and financial and stock market information for Parent with similar information for certain other publicly traded companies;
•	financial and operating forecasts and projections of First Bexley that were prepared and provided by First Bexley management and used by KBW with consent of the First Bexley board of directors; and
•	publicly available consensus “street estimates” of Parent that were discussed with KBW by management of Parent and estimates regarding certain pro forma financial effects of the Merger on First Financial and Parent that were prepared and provided by management of Parent, on which the First Bexley board of directors directed KBW to rely.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also held discussions with senior management of First Bexley, First Financial and Parent regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters that KBW deemed relevant to its inquiry.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available and it did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of First Bexley as to the reasonableness and achievability of the financial and operating forecasts and projections of First Bexley (and the assumptions and bases therefor) that were prepared and provided by such management and KBW assumed, at the direction of First Bexley, that such forecasts and projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. KBW further relied upon management of First Financial and Parent as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the Merger on First Financial and Parent prepared and provided by management of First Financial and Parent (and the assumptions and bases therefor), and KBW assumed that such estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such estimates will be realized in the amounts and in the time periods currently estimated by such management.

It is understood that such forecasts, projections and estimates provided to KBW by the respective managements of First Bexley, First Financial and Parent, as the case may be, were not prepared with the expectation of public disclosure, that all such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such forecasts, projections and estimates. KBW assumed, based on discussions with the respective managements of First Bexley, First Financial and Parent, that such forecasts, projections and estimates as well as publicly available consensus “street estimates” of Parent referred to above, provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on this information without independent verification or analysis and therefore did not in any respect assume any responsibility or liability for the accuracy or completeness thereof. KBW further assumed, with the consent of the First Bexley board of directors, that the actual value of the consideration to be received by the holders of First Bexley common stock in the Merger will not differ from that assumed by KBW in any respect that would be material to KBW’s analysis or opinion.

KBW assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either First Bexley or Parent since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and it assumed, without independent verification and with First Bexley’s consent that the aggregate allowances for loan and lease losses for First Bexley and Parent were adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of First Bexley or Parent, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of First Bexley or Parent under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

For purposes of rending its opinion, KBW assumed that, in all respects material to its analysis:

•	the Merger would be completed substantially in accordance with the terms set forth in the Merger Agreement (the final terms of which will not differ in any respect material to KBW’s analyses from the draft reviewed) with no additional payments or adjustments to the merger consideration;
•	the representations and warranties of each party in the Merger Agreement and in all related documents and instruments referred to in the Merger Agreement are true and correct;
•	each party to the Merger Agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;
•	there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger and that all conditions to the completion of the Merger would be satisfied without any waivers or modifications to the Merger Agreement; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger.

KBW further assumed that the Merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW further assumed that First Bexley relied upon the advice of its counsel, independent accountants and other advisors (other than KBW) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to First Bexley, First Financial, Parent, the Merger and the Merger Agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of December 17, 2013, of the merger consideration in the Merger to the shareholders of First Bexley. KBW expressed no view or opinion as to any terms or other aspects of the Merger, including without limitation, the form or structure of the Merger, any consequences of the Merger to First Bexley, its shareholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. It is understood that subsequent developments may affect the conclusion reached in KBW’s opinion and that KBW does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and it expressed no view or opinion with respect to:

•	the underlying business decision of First Bexley to engage in the Merger or enter into the Merger Agreement;
•	the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by First Bexley or the First Bexley board of directors;
•	the fairness of the amount or nature of any compensation to any of First Bexley’s officers, directors or employees, or any class of such persons, relative to any compensation to the public holders of First Bexley common stock;
•	the effect of the Merger on, or the fairness of the consideration to be received by, holders of any class of securities of First Bexley other than the common stock, or any class of securities of any other party to any transaction contemplated by the Merger Agreement;
•	whether First Financial has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate cash consideration in the Merger to the holders of First Bexley common stock at the closing of the Merger;
•	any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Merger Agreement; or
•	any legal, regulatory, accounting, tax or similar matters relating to First Bexley, First Financial, Parent, their respective shareholders, or relating to or arising out of or as a consequence of the Merger, including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, First Bexley, First Financial and Parent. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the First Bexley board of directors in making its determination to approve the Merger Agreement and the Merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the First Bexley board of directors with respect to the fairness of the Merger consideration. The type and amount of consideration payable in the Merger were determined through negotiation between First Bexley and First Financial and the decision to enter into the Merger Agreement was solely that of First Bexley’s board.

The following is a summary of the material financial analyses presented by KBW to the First Bexley board of directors on December 17, 2013, in connection with its fairness opinion. The summary is not a complete description of the financial analyses underlying the KBW opinion or the presentation made by KBW to the First Bexley board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses. For purposes of the financial analyses described below, KBW utilized an implied value of the merger consideration of $30.50 per share of First Bexley common stock (consisting of (i) $6.10 in cash and (ii) an ascribed value of $24.40 to the shares of Parent common stock to be issued in the Merger for each share of First Bexley).

Selected Peer Group Analysis.  Using publicly available information, KBW compared the financial performance, financial condition of First Bexley to the following depository institutions that KBW considered comparable to First Bexley.

Companies included in First Bexley’s peer group were:

LCNB Corp.	Ohio Valley Banc Corp.
NB&T Financial Group, Inc.	SB Financial Group, Inc.
Cheviot Financial Corp.	United Bancshares, Inc.
United Bancorp, Inc.	Wayne Savings Bancshares, Inc.
Central Federal Corporation

To perform this analysis, KBW used financial information as of or for the last twelve months ended September 30, 2013. Certain financial data prepared by KBW, and as referenced in the tables presented below may not correspond to the data presented in First Bexley’s historical financial statements, as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning First Bexley’s financial performance:

	First Bexley	Peer Group Minimum	Peer Group Mean	Peer Group Median	Peer Group Maximum
Branches	1	4	17	15	31
Core Return on Average Assets(1)	1.43%	(0.96%)	0.50%	0.57%	1.02%
Core Return on Average Equity(1)	17.57%	(9.52%)	5.00%	5.41%	10.29%
Net Interest Margin(2)	4.29%	2.46%	3.37%	3.33%	4.54%
Fee Income/Revenue Ratio(3)	30.66%	12.01%	22.12%	20.88%	42.56%
Efficiency Ratio	51.99%	63.06%	79.36%	74.32%	127.67%

(1)	Core income excludes extraordinary items, gain/loss on sale of securities, and nonrecurring revenue/expenses
(2)	Most recent quarter
(3)	Excludes gain/loss on sale of securities

KBW’s analysis showed the following concerning First Bexley’s financial condition:

	First Bexley	Peer Group Minimum	Peer Group Mean	Peer Group Median	Peer Group Maximum
Tangible Common Equity/Tangible Assets	7.69%	6.18%	9.56%	9.23%	14.16%
Total Risk-Based Capital Ratio	10.94%	13.20%	16.70%	15.50%	25.50%
Loans/Deposits	95.67%	64.96%	79.58%	79.92%	93.90%
Loan Loss Reserve/Gross Loans	1.24%	0.46%	1.39%	1.31%	3.40%
Nonperforming Assets/Loans + OREO	0.81%	1.83%	3.49%	3.27%	5.88%
Nonperforming Assets/Total Assets	0.71%	1.38%	2.26%	2.14%	4.30%
Net Charge-Offs(1)/Average Loans	0.51%	(0.07%)	0.30%	0.25%	0.88%

(1)	Most recent quarter annualized

KBW’s analysis showed the following concerning First Bexley’s market performance:

	First Bexley	Peer Group Minimum	Peer Group Mean	Peer Group Median	Peer Group Maximum
Stock Price Performance: % One Year Price Change	—	13.1%	20.1%	15.7%	41.5%
Stock Price Performance: % One Year Total Return	—	16.3%	23.5%	22.0%	43.5%
Stock Price Performance: % YTD Price Change	—	(2.8%)	18.3%	15.3%	44.9%
Stock Price/Book Value per Share	—	0.68x	0.96x	0.98x	1.46x
Stock Price/Tangible Book Value per Share	—	0.82x	1.07x	1.02x	1.77x
Stock Price/LTM EPS	—	6.9x	12.7x	14.5x	15.5x
Dividend Yield(1)	—	0.00%	3.07%	3.43%	6.14%
Dividend Payout(2)		0.00%	52.79%	44.44%	144.00%

(1)	Represents most recent quarterly dividend annualized
(2)	Represents most recent quarterly dividend annualized as a percentage of LTM EPS

Using publicly available information, KBW compared the financial performance, financial condition of Parent to the following depository institutions that KBW considered comparable to Parent.

Companies included in Parent’s peer group were:

FirstMerit Corporation	Associated Banc-Corp
Commerce Bancshares, Inc.	TCF Financial Corporation
Wintrust Financial Corporation	UMB Financial Corporation
PrivateBancorp, Inc.	Flagstar Bancorp, Inc.
Old National Bancorp	MB Financial, Inc.
Capitol Federal Financial, Inc.	First Midwest Bancorp, Inc.
Park National Corporation	Chemical Financial Corporation
Heartland Financial USA, Inc.	1st Source Corporation
First Merchants Corporation	Community Trust Bancorp, Inc.
Great Southern Bancorp, Inc.	First Busey Corporation
Republic Bancorp, Inc.	Enterprise Financial Services Corp
Lakeland Financial Corporation	First Financial Corporation
MainSource Financial Group, Inc.

To perform this analysis, KBW used financial information as of or for the last twelve months ended September 30, 2013. Certain financial data prepared by KBW, and as referenced in the tables presented below may not correspond to the data presented in Parent’s historical financial statements, as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning Parent’s financial performance:

	Parent	Peer Group Minimum	Peer Group Mean	Peer Group Median	Peer Group Maximum
Branches	111	19	124	92	431
Core Return on Average Assets(1)	1.00%	0.65%	0.96%	0.97%	1.26%
Core Return on Average Equity(1)	8.97%	4.14%	8.82%	8.61%	14.06%
Net Interest Margin(2)	3.98%	1.62%	3.59%	3.65%	4.75%
Fee Income/Revenue Ratio(3)	26.37%	4.50%	32.01%	30.13%	79.08%
Efficiency Ratio	62.84%	48.12%	62.75%	63.17%	76.39%

(1)	Core income excludes extraordinary items, gain/loss on sale of securities, and nonrecurring revenue/expenses
(2)	Most recent quarter
(3)	Excludes gain/loss on sale of securities

KBW’s analysis showed the following concerning Parent’s financial condition:

	Parent	Peer Group Minimum	Peer Group Mean	Peer Group Median	Peer Group Maximum
Tangible Common Equity/Tangible Assets	9.60%	5.78%	9.25%	8.53%	17.77%
Total Risk-Based Capital Ratio	16.53%	12.60%	16.93%	15.10%	35.90%
Loans/Deposits	83.52%	49.90%	85.74%	84.99%	129.41%
Loan Loss Reserve/Gross Loans	1.74%	0.16%	1.57%	1.62%	2.91%
Nonperforming Assets/Loans + OREO	2.49%	0.52%	2.73%	2.34%	8.29%
Nonperforming Assets/Total Assets	1.38%	0.21%	1.81%	1.50%	5.43%
Net Charge-Offs(1)/Average Loans	0.35%	(0.03%)	0.33%	0.20%	2.12%

(1)	Most recent quarter annualized

KBW’s analysis showed the following concerning Parent’s market performance:

	Parent	Peer Group Minimum	Peer Group Mean	Peer Group Median	Peer Group Maximum
Stock Price Performance: % One Year Price Change	16.8%	(2.1%)	37.8%	36.6%	83.1%
Stock Price Performance: % One Year Total Return	23.4%	(2.1%)	40.6%	39.2%	83.4%
Stock Price Performance: % YTD Price Change	13.7%	(6.5%)	34.6%	32.0%	85.4%
Stock Price/Book Value per Share	1.39x	0.92x	1.43x	1.37x	2.03x
Stock Price/Tangible Book Value per Share	1.62x	0.94x	1.74x	1.76x	2.67x
Stock Price/2013 EPS	16.0x	10.1x	16.7x	16.3x	24.7x
Stock Price/2014 EPS	15.0x	12.9x	15.8x	15.6x	23.5x
PEG Ratio	2.26%	0.26%	5.20%	3.30%	25.89%
Dividend Yield(1)	3.61%	0.00%	1.94%	2.02%	4.50%
Dividend Payout(2)	57.14%	0.00%	32.84%	31.48%	76.27%

(1)	Represents most recent quarterly dividend annualized
(2)	Represents most recent quarterly dividend annualized as a percentage of LTM EPS

Selected Transaction Analysis.  KBW reviewed publicly available information for acquisitions of Midwest banks and thrifts announced since January 1, 2011 with disclosed deal values between $20 million and $200 million. The transactions included in the group were:

Acquiror:	Acquired Company:
LCNB Corp.	Eaton National Bank and Trust Co.
Huntington Bancshares Incorporated	Camco Financial Corporation
Old National Bancorp	Tower Financial Corporation
Heartland Financial USA, Inc.	Morrill Bancshares, Inc.
First Merchants Corporation	CFS Bancorp, Inc.
Croghan Bancshares, Inc.	Indebancorp
CNB Financial Corporation	FC Banc Corp.
F.N.B. Corporation	PVF Capital Corp.
Wintrust Financial Corporation	First Lansing Bancorp, Inc.
QCR Holdings, Inc.	Community National Bancorporation
Wintrust Financial Corporation	HPK Financial Corporation
National Australia Bank, Limited	North Central Bancshares, Inc.
Arvest Bank Group, Inc.	Union Bank
Old National Bancorp	Indiana Community Bancorp
First Financial Corporation	Freestar Bank, National Association
American State Bancshares, Inc.	Rose Hill Bancorp., Inc.
First Illinois Corporation	HPB Holdings, Inc.

Transaction multiples for the Merger are based on Merger Consideration of $30.50 per common share for First Bexley. For each precedent transaction, KBW derived and compared, the Merger Consideration value per common share paid for the acquired company to:

•	last twelve months earnings per share (“LTM EPS”) based on the latest publicly available financial statements of the acquired company prior to the announcement of the acquisition,
•	tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition,
•	tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition, and
•	The results of the analysis are set forth in the following table:

Transaction Price to:	FFBC/First Bexley Merger	Comparable Transactions Minimum	Comparable Transactions Mean	Comparable Transactions Median	Comparable Transactions Maximum
LTM EPS	11.5	7.1x	16.8x	15.9x	35.7x
Tangible Book Value	1.85x	0.80x	1.28x	1.23x	1.89x
Core Deposit Premium	12.7%	(10.0%)	2.1%	2.3%	9.8%

No company or transaction used as a comparison in the above analysis is identical to Parent, First Bexley or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Discounted Cash Flow Analysis.  KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of First Bexley. In this analysis, KBW assumed discount rates ranging from 14.0% to 16.0% to derive (i) the present value of the estimated free cash flows that First Bexley could generate over a five year period, as a standalone company, and (ii) the present value of First Bexley’s terminal value at the end of year five. Terminal values for First Bexley were calculated based on a range of 12.0x to 14.0x estimated 2019 net income. In performing this analysis, KBW used estimates for First Bexley provided by First Bexley’s management. KBW assumed that First Bexley would maintain a tangible common equity/tangible asset ratio of 9.00% and would retain sufficient earnings to maintain that level.

Based on these assumptions, KBW derived a range of implied aggregate value per share of First Bexley of $25.79 per common share to $32.15 per common share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of First Bexley.

Forecasted Pro Forma Financial Analysis.  KBW analyzed the estimated financial impact of the Merger on Parent’s 2014 estimated earnings per share and Parent’s tangible book value per share as of June 30, 2014. Based on its analysis, KBW determined that the Merger would be accretive to Parent’s estimated GAAP earnings per share in 2014, assuming a full year impact, but dilutive to Parent’s tangible book value per share.

Furthermore, the analysis indicated that Parent’s Leverage Ratio, Tier 1 Risk-Based Capital Ratio and Total Risk Based Capital Ratio would all remain “well capitalized” by regulatory standards. For all of the above analysis, the actual results achieved by Parent following the Merger may vary from the projected results, and the variations may be material.

Miscellaneous.  KBW acted as financial advisor to First Bexley and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, or sell securities to, First Bexley, First Financial and Parent. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of First Bexley and Parent for its own account and for the accounts of its customers. To the extent KBW held any such positions as of the date of its opinion, it was disclosed to the First Bexley board of directors.

Pursuant to the KBW engagement agreement, First Bexley agreed to pay KBW a cash fee of $200,000 concurrently with the rendering of its opinion and a cash fee, upon closing of the Merger, equal to a percentage of the actual aggregate merger consideration, as follows: (i) 1.5% of the aggregate consideration up to $39.0 million, (ii) 5.0% of the aggregate consideration between $39.0 and $40.0 million and (iii) 10.0% of the aggregate consideration in excess of $40.0 million. In addition, First Bexley agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities, including liabilities under the federal securities laws. During the two years preceding the date of its opinion, KBW provided investment banking and financial advisory services to First Bexley and received compensation for such services. KBW had been previously engaged as a financial advisor by First Bexley in January 2012 in order to determine potential strategic alternatives. During the two years preceding the date of its opinion KBW did not provide investment banking and financial advisory services to First Financial or Parent. KBW may in the future provide investment banking and financial advisory services to First Bexley, First Financial, or Parent and receive compensation for such services.

Material U.S. federal income tax consequences of the Merger

The following summary describes the material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of First Bexley common stock. The summary is based upon the Code, applicable Treasury Regulations, judicial decisions and administrative rulings and practice, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not address any tax consequences of the Merger under state, local or foreign laws, or any federal laws other than those pertaining to income tax.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner that is: an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions; a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion addresses only those U.S. holders of First Bexley common stock that hold their First Bexley common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all the U.S. federal income tax consequences that may be relevant to particular holders of First Bexley common stock in light of their individual circumstances or to holders of First Bexley common stock that are subject to special rules, such as:

•	financial institutions;
•	investors in pass-through entities;
•	persons who are subject to alternative minimum tax;
•	insurance companies;
•	tax-exempt organizations;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting;
•	persons that hold First Bexley common stock as part of a straddle, hedge, constructive sale or conversion transaction;
•	regulated investment companies;
•	real estate investment trusts;
•	persons whose “functional currency” is not the U.S. dollar;
•	persons who are not citizens or residents of the United States; and
•	holders who acquired their shares of First Bexley common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership (or other entity that is taxed as a partnership for federal income tax purposes) holds First Bexley common stock, the tax treatment of a partner in that partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships should consult their own tax advisors about the tax consequences of the Merger to them.

FIRST BEXLEY SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL (INCLUDING THE ALTERNATIVE MINIMUM TAX), STATE, LOCAL OR FOREIGN AND OTHER TAX LAWS AND OF CHANGES IN THOSE LAWS.

Tax Consequences of the Merger.  As a condition to the completion of the Merger, Patton Boggs LLP must have delivered an opinion to First Bexley and the First Bexley shareholders, dated the Closing Date of the Merger, to the effect that the Merger will be treated as a tax-free reorganization for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code and that each of First Bexley, First Financial and Parent will be a party to such reorganization. The opinion will assume that the Merger will be completed according to the terms of the Merger Agreement and that the parties will report the transaction in a manner consistent with the opinion. The opinion will rely on the facts as stated in the Merger agreement, the Registration Statement on Form S-4 (of which this proxy statement/prospectus is a part) and certain other documents. In rendering the tax opinion, counsel will rely on representations of First Bexley, First Financial and Parent, to be updated as of the effective time of the Merger (and will assume that any such representation that is qualified by belief, knowledge or materiality is true, correct and complete without such qualification). If any such assumption or representation is or becomes inaccurate, the U.S. federal income tax consequences of the Merger could be adversely affected. The opinion will be based on statutory, regulatory and judicial authority existing as of the date of the opinion, any of which may be changed at any time with retroactive effect.

An opinion of counsel represents counsel's best legal judgment but is not binding on the IRS or on any court. None of First Bexley, First Financial and Parent intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below or any of the tax consequences described in the tax opinion.

Based on representations contained in representation letters of officers of First Bexley, First Financial and Parent, all of which must continue to be true and accurate in all material respects as of the effective time of the Merger, and subject to the other matters set forth above, it is the opinion of Patton Boggs, LLP, that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code and that each of First Bexley, First Financial and Parent will be a party to such reorganization. Based upon the foregoing, the material U.S. federal income tax consequences of the Merger will be as described below.

•	no gain or loss will be recognized by First Financial, Parent or First Bexley as a result of the Merger;
•	gain (but not loss) will be recognized by a U.S. holder of First Bexley common stock who receives shares of Parent common stock and cash in exchange for shares of First Bexley common stock pursuant to the Merger in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Parent common stock and cash received (other than cash received in lieu of a fractional share of Parent common stock) by the U.S. holder of First Bexley common stock exceeds such U.S. holder’s tax basis in its First Bexley common stock and (ii) the amount of cash received by such U.S. holder of First Bexley common stock;
•	the aggregate tax basis of the Parent common stock received by a U.S. holder of First Bexley common stock in the Merger (including fractional shares of Parent common stock deemed received as described below) will be the same as the aggregate tax basis of the First Bexley common stock for which it is exchanged, decreased by the amount of cash received in the Merger (other than cash received in lieu of a fractional share of Parent common stock), and increased by the amount of gain recognized on the exchange (other than with respect to cash received in lieu of a fractional share in Parent common stock) (regardless of whether such gain is classified as capital gain or as dividend income, as discussed below under “— Potential Recharacterization of Gain as a Dividend”); and
•	the holding period of Parent common stock received in exchange for shares of First Bexley common stock (including fractional shares of Parent common stock deemed received as described below) will include the holding period of the First Bexley common stock for which it is exchanged.

If a U.S. holder of First Bexley common stock acquired different blocks of First Bexley common stock at different times or at different prices, any gain or loss will generally be determined separately with respect to each block of First Bexley common stock, and the cash and shares of Parent common stock received will be allocated pro rata to each such block of stock. A loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares, but a U.S. holder will be able to reduce its capital gains by capital losses in determining its income tax liability. Each U.S. holder should consult its own tax advisor with regard to identifying the bases or holding periods of the particular shares of Parent common stock received in the Merger.

Taxation of Gain.  Except as described under “— Potential Recharacterization of Gain as a Dividend” below, gain that a U.S. holder of First Bexley common stock recognizes in connection with the Merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holder has held (or is treated as having held) its First Bexley common stock for more than one year as of the date of the Merger.

For a non-corporate U.S. holder of First Bexley common stock, the maximum U.S. federal income tax rate on long-term capital gains generally is 20%.

Potential Recharacterization of Gain as a Dividend.  All or part of the gain that a particular U.S. holder of First Bexley common stock recognizes could be treated as having the effect of the distribution of a dividend to such U.S. holder under the tests set forth in Section 302 of the Code. These tests are complex and dependent upon the specific factual circumstances particular to each U.S. holder. As such, it is not possible to provide an opinion as to the potential impact of these tests. If the results of these tests is to treat the receipt of cash as having the effect of the distribution of a dividend, then this would mean that all or a portion of the recognized gain would be treated as ordinary dividend income, rather than capital gain. Consequently, each U.S. holder that may be subject to those rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder.

Cash Received Instead of a Fractional Share of Parent Common Stock.  A U.S. holder of First Bexley common stock who receives cash in lieu of a fractional share of Parent common stock will be treated as having received the fractional share pursuant to the Merger and then as having exchanged the fractional share for cash in a redemption by Parent. As a result, such U.S. holder of First Bexley common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. The gain or loss recognized by the U.S. holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the Merger, the U.S. holder’s holding period for the relevant shares is greater than one year. The deductibility of capital losses is subject to limitations.

Medicare Tax on Unearned Income.  A U.S. holder that is an individual is subject to a 3.8% tax on the lesser of (i) his or her “net investment income” for the relevant taxable year or (ii) the excess of his or her modified gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual’s U.S. federal income tax filing status). A similar regime applies to estates and trusts. Net investment income generally would include any capital gain recognized in connection with the Merger (including any gain treated as dividend).

Backup Withholding and Information Reporting.  Payments of cash to a U.S. holder of First Bexley common stock pursuant to the Merger may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

A U.S. holder of First Bexley common stock who receives Parent common stock as a result of the Merger will be required to retain records pertaining to the Merger. Each U.S. holder of First Bexley common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives Parent common stock in the Merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth such holder’s basis in the First Bexley common stock surrendered and the fair market value of the Parent common stock and cash received in the Merger. A “significant holder” is a holder of First Bexley common stock who, immediately before the Merger, owned at least 5% (by vote or value) of the outstanding stock of First Bexley or securities of First Bexley with a tax basis of $1 million or more.

This discussion does not address tax consequences that may vary with, or are contingent upon, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the Merger. Tax matters are very complicated, and the tax consequences of the Merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the Merger.

Regulatory approvals

The Merger cannot proceed without obtaining all requisite regulatory approvals. Parent, First Financial and First Bexley have agreed to take all appropriate actions necessary to obtain the required approvals.

The Merger of First Financial and First Bexley is subject to prior approval of the OCC. First Financial submitted an application with the OCC on January 27, 2014 seeking the necessary approval.

The Merger may not be consummated until 30 days, which may be shortened to 15 days by the OCC, after receipt of OCC approval, during which time the United States Department of Justice may challenge the Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the OCC’s approval, unless a court specifically orders otherwise.

Interests of certain persons in the Merger

General.  Some members of the board of directors and executive officers of First Bexley may have interests in the Merger that are different from, or are in addition to, the interests of First Bexley shareholders generally. These interests include, among others, proposed employee benefits for those who become employees of First Financial after the Merger, the appointment of one director designated by First Bexley to serve on the board of directors of Parent, the appointment of certain First Bexley director or directors to the Columbus advisory board of Parent, lump sum cash payments in exchange for the cancellation of outstanding First Bexley stock options, and indemnification and insurance coverage for First Bexley’s directors and officers, as described below.

The First Bexley board of directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and determining to recommend to First Bexley shareholders to vote for adoption of the Merger Agreement. As of February 6, 2014, First Bexley’s directors and executive officers beneficially owned, in the aggregate, 340,781 shares of First Bexley’s common stock, representing approximately 22.83% of First Bexley’s outstanding shares of common stock. For more information, see the section entitled “Security Ownership of Certain Beneficial Owners and Management of First Bexley.”

Employee Benefits.  As described under the caption “Description of the Merger Agreement — Employee benefit matters,” the Merger Agreement generally provides that each employee who, in Parent and First Financial’s sole discretion, continues employment with the surviving bank will be provided wages or salaries and employee benefit (excluding equity plans) that in the aggregate are substantially comparable to what he or she receives at First Bexley immediately prior to the closing date. Each employee of First Bexley who does not continue employment with the surviving bank will be provided with severance benefits under First Financial’s existing severance practices or pursuant to the terms of any applicable employment agreement with First Bexley in existence as of the date of the Merger Agreement, credited with his or her years of service with First Bexley.

Appointments in Connection with the Merger.  As described above under the caption “Description of the Merger Agreement — Management of Parent, First Financial and First Bexley after the Merger,” at or promptly following the effective time of the Merger, Parent will (i) appoint one qualified, independent director designated by First Bexley to serve on Parent’s board of directors (subject to the approval of Parent’s Corporate Governance and Nominating Committee), and (ii) create a Columbus advisory board and appoint certain director or directors from the current board of directors of First Bexley, as agreed among Parent, First Financial and First Bexley, to serve on the Columbus advisory board.

Cash-Out of Stock Options.  As described above under the caption “Description of the Merger Agreement — Cash-Out of Stock Options,” at the effective time, all rights with respect to First Bexley common stock pursuant to stock options granted by First Bexley will be converted into the rights to receive cash only. The Merger Agreement requires First Bexley to enter into option cash-out agreements with all its stock option holders to ensure that, immediately prior to the effective time, each First Bexley stock option, whether or not then exercisable, be cancelled at the effective time and only entitle the holders to receive a cash amount.

Continued Director and Officer Liability Coverage.  Pursuant to the terms of the Merger Agreement, First Financial will, for six years after the effective time, maintain in effect the current directors’ and officers’ liability insurance policies maintained by First Bexley with respect to matters occurring prior to the effective time or, alternatively, substitute policies of at least the same coverage and amounts. However, First Financial is not required to expend more than an amount per year equal to 200% of current annual premiums paid by First Bexley for such insurance.

In addition, First Financial and Parent have agreed to, for six years after the effective time of the Merger, (i) indemnify and hold harmless the current and former directors, officers and employees of First Bexley and its subsidiaries for all actions taken by them in such capacities prior to the effective time and (ii) assume all obligations of First Bexley and its subsidiaries to such directors, officers and employees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time as provided in their organizational documents.

Voting agreement

Certain directors of First Bexley who own shares of First Bexley common stock and certain other shareholders of First Bexley have entered into a voting agreement with First Financial. Under this agreement, these shareholders have each agreed, among other things, to vote their respective shares of First Bexley common stock: (i) in favor of the adoption of the Merger Agreement; (ii) against approval of any proposal made in opposition to, or in competition with, the Merger; and (iii) against certain other actions that would impede, interfere with, delay, postpone, discourage or adversely affect the Merger.

The shares subject to the voting agreement represent approximately 24.0% of First Bexley’s outstanding shares of common stock as of December 17, 2013. The voting agreement will terminate if the Merger Agreement is terminated or the Merger becomes effective, whichever is earlier, in accordance with the terms of the Merger Agreement.

Restrictions on resale of Parent common stock

The shares of Parent common stock to be issued in connection with the Merger will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be freely transferable, except for shares issued to any shareholder who may be deemed to be an “affiliate” of Parent for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of Parent include individuals or entities that control, are controlled by, or are under common control with, Parent and may include the executive officers, directors and significant shareholders of Parent.

First Bexley shareholder appraisal rights

The following is a summary of the steps that you must take if you wish to exercise dissenters’ rights with respect to the Merger. This description is not complete. You should read the provisions of 12 U.S.C. Section 215a(b) through (d) and Sections 1115.19 and 1701.85 of the ORC, which are set forth in Annex B to this prospectus/proxy statement, for a more complete discussion of the procedures. If you fail to take any one of the required steps set forth in these provisions, your dissenters’ rights may be terminated. If you are considering dissenting, you should consult your own legal advisor.

To exercise dissenters’ rights, you must:

•	either (a) vote “Against” the adoption of the Merger Agreement and approval of the Merger at the special meeting of First Bexley shareholders or (b) deliver a written notice to First Bexley at or prior to the special meeting stating that you dissent from the proposed Merger in accordance with 12 U.S.C. Section 215a(b); and
•	deliver to First Financial, as successor by Merger to First Bexley, a written request for payment of the fair cash value of your First Bexley common shares before 30 days after the consummation of the Merger. The written request must include your name and address, the number of dissenting shares and the amount you claim as the fair cash value of those dissenting shares in accordance with Sections 1115.19 and 1701.85 of the Ohio Revised Code.

All written notices and requests should be sent to The First Bexley Bank, 2680 East Main Street, Bexley, Ohio 43209, Attention: David Mallet, President and Chief Executive Officer.

If you properly exercise dissenters’ rights pursuant to 12 U.S.C. Section 215a(b), the “fair cash value” of your First Bexley common shares will be determined in accordance with Sections 1115.19 and 1701.85 of the ORC. The “fair cash value” is the amount that a willing seller, who is under no compulsion to sell, would be willing to accept, and that a willing buyer, under no compulsion to purchase, would be willing to pay. Fair cash value is determined as of the day before the special meeting, excluding any appreciation or depreciation in market value of your First Bexley common shares resulting from the Merger. The fair cash value of your First Bexley common shares may be higher, the same as, or lower than the market value of First Bexley common shares on the date of the Merger. In no event will the fair cash value be in excess of the amount specified in the dissenting shareholder’s request for payment of the fair cash value.

If you do not reach an agreement as to the fair cash value of your First Bexley common shares with First Financial, as successor by Merger to First Bexley, you may file a complaint with the Court of Common Pleas of Franklin County, Ohio, for a determination of the fair cash value of the dissenting shares within three months after service of your written request to First Bexley for payment of the fair cash value. The court will then determine the fair cash value per share, and the costs of the proceeding, including reasonable compensation to appraisers, will be assessed as the court considers equitable in accordance with Sections 1115.19 and 1701.85 of the ORC.

Your right to receive the fair cash value of your dissenting shares will terminate if:

•	the Merger does not become effective;
•	you fail to either (a) vote “Against” the adoption of the Merger Agreement and approval of the Merger at the special meeting of First Bexley shareholders or (b) deliver a written notice to First Bexley at or prior to the special meeting stating that you dissent from the proposed Merger;
•	you fail to deliver to First Financial, as successor by Merger to First Bexley, a proper written request for payment of the fair cash value of your First Bexley common shares within 30 days after the consummation of the Merger; or
•	if First Bexley and you have not come to an agreement as to the fair cash value of the dissenting shares, you do not timely file a complaint with the Court of Common Pleas of Franklin County, Ohio, for a determination of the fair cash value of the dissenting shares.

DESCRIPTION OF THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. This summary does not purport to describe all the terms of the Merger Agreement and is qualified by reference to the complete text of the Merger Agreement which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. You should read the Merger Agreement completely and carefully as it, rather than this description, is the legal document that governs the Merger.

The text of the Merger Agreement has been included to provide you with information regarding its terms. The terms of the Merger Agreement (such as the representations and warranties) are intended to govern the contractual rights and relationships, and allocate risks, between the parties in relation to the Merger. The Merger Agreement contains representations and warranties Parent and First Financial, on the one hand, and First Bexley, on the other hand, made to each other as of specific dates. The representations and warranties were negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligations to complete the Merger. The statements embodied in those representations and warranties may be subject to important limitations and qualifications as set forth therein, including a contractual standard of materiality different from that generally applicable under federal securities laws.

General

The Merger Agreement provides for the Merger of First Bexley with and into First Financial, with First Financial continuing as the surviving bank. After the consummation of the Merger, First Financial will continue to be a wholly owned subsidiary of Parent.

Closing and effective time

Closing.  The closing of the Merger will take place on a date, to be specified by the parties, no later than the first Friday that is also a business day after satisfaction or waiver of the conditions set forth in the Merger Agreement, or at another time agreed to in writing by all the parties. See “— Conditions to completion of the Merger” below for a more complete description of the conditions that must be satisfied prior to closing. The completion of the Merger sometimes is referred to in this proxy statement/prospectus as the closing date.

Completion of the Merger.  The Merger will become effective upon the filing of the certificate of merger with the Ohio Secretary of State, or such time thereafter as agreed to in writing by Parent and First Financial and so provided in the certificate of merger. The time at which the Merger becomes effective is sometimes referred to in this proxy statement/prospectus as the effective time.

Consideration to be received in the Merger

First Bexley Common Stock and Cash Consideration.  If the Merger is completed, each share of First Bexley common stock that you own immediately before the completion of the Merger will be converted into the right to receive a combination of cash and shares of Parent common stock. All outstanding stock options of First Bexley will be cashed out at the closing of the Merger. Including payment to be made for cancelling the stock options, the expanded total merger consideration is valued at approximately $44.5 million.

For each of your shares of First Bexley common stock, you will receive the per share merger consideration equal to $30.50 in the form of a combination of cash and shares of Parent common stock to be calculated as set forth in the Merger Agreement. Of such per share merger consideration, 20%, or $6.10, will be paid in cash and 80%, or $24.40, will be paid in Parent’s common stock (including cash to be paid in lieu of any fractional shares), subject to certain adjustment depending upon changes in the market price of Parent’s common stock. The exchange ratio used to determine the number of shares of Parent common stock that you will be entitled to receive for each share of First Bexley common stock will be determined based on the average closing price on Nasdaq for the twenty trading days ending on the third business day prior to the effective time of the Merger (the “Parent Share Average Closing Price”), subject to a minimum and maximum price equal to $13.80 and $18.66, respectively, and certain further adjustment. Based on an Parent Share Average Closing Price of $    , which is equal to the Parent Share Average Closing Price if it were calculated as if the closing date was           , 2014, the latest practicable date prior to the date of this proxy statement/prospectus, the merger consideration that a First Bexley shareholder would be entitled to

receive for each share of First Bexley common stock is $6.10 in cash and      shares of Parent common stock. If the Parent Share Average Closing Price were equal to the minimum of $13.80, each share of First Bexley common stock would instead be entitled to $6.10 in cash and 1.7681 shares of Parent common stock; if the Parent Share Average Closing Price were equal to the maximum of $18.66, each share of First Bexley common stock would be entitled to $6.10 in cash and 1.3076 shares of Parent common stock. For a description of how the merger consideration will be calculated, see “Description of the Merger Agreement — Consideration to be received in the Merger”.

The following table illustrates the per share value of merger consideration that First Bexley’s shareholders will receive in the Merger based on a range of Parent Share Average Closing Prices, assuming the currently outstanding      shares of First Bexley common stock remain unchanged immediately prior to the effective time of the Merger. The table is for illustrative purposes only. The actual prices at which Parent common stock trades during the twenty trading days ending on the third business day prior to the effective time of the Merger will establish the actual Parent Share Average Closing Prices and therefore the actual exchange ratio for the stock component of the merger consideration. The actual trading price of Parent common stock is subject to market fluctuations.

Average Closing Price	Exchange Ratio of Stock Component of Per Share Merger Consideration(1)	Per Share Cash Consideration	Total Per Share Consideration(1)
>$18.66(2)	1.3076	$6.10	$30.50
$18.66	1.3076	$6.10	$30.50
$18.50	1.3189	$6.10	$30.50
$18.00	1.3556	$6.10	$30.50
$17.50	1.3943	$6.10	$30.50
$17.00	1.4353	$6.10	$30.50
$16.50	1.4788	$6.10	$30.50
$16.00	1.5250	$6.10	$30.50
$15.50	1.5742	$6.10	$30.50
$15.00	1.6267	$6.10	$30.50
$14.50	1.6828	$6.10	$30.50
$14.00	1.7429	$6.10	$30.50
$13.80	1.7681	$6.10	$30.50
<$13.80(3)	1.7681	$6.10	$30.50

(1)	The numbers in this column represent the number of the shares of Parent common stock which you will receive for each share of First Bexley common stock that you own.
(2)	Assuming no adjustment to the ratio of the stock component in the merger consideration is made by First Financial.
(3)	Assuming (i) no adjustment to the ratio of the stock component in the merger consideration is made by First Bexley, (ii) no adjustment needs to be made to preserve the tax-free reorganization qualification for the Merger in accordance with the terms of the Merger Agreement, and (iii) even if the Parent Share Average Closing Price has declined to less than $12.17, or by more than 25% from the average closing price on Nasdaq for the twenty trading days ending on the third business day prior to the date of the Merger Agreement, which is $16.23, the Parent common stock does not underperform the KBW Regional Banking Index by more than 25% during such period.

Stock Consideration Ratio Adjustment.  If the Parent Share Average Closing Price is less than $13.80, First Bexley may reduce the ratio of the stock component of the merger consideration from 80% to no less than 75%. On the other hand, if the Parent Share Average Closing Price is more than $18.66, First Financial may reduce the ratio of the stock component of the merger consideration from 80% to no less than 75%. No such reduction is permitted if it would result in a failure of the Merger being a tax-free reorganization.

Tax Adjustment.  In order to preserve the tax-free reorganization qualification of the Merger, if the aggregate value of the shares of Parent common stock to be issued in connection with the Merger (excluding the value of fractional shares for which cash is to be paid) based upon the closing price of the Parent common stock as reported on Nasdaq the trading day immediately preceding the closing date of the Merger (the “Tax Adjuster Stock Consideration”) would be less than 40% of the sum of the Tax-Adjuster Cash Consideration (as defined below) and the Tax-Adjuster Stock Consideration, then the exchange ratio for the stock component of the merger consideration will be adjusted so that the Tax-Adjuster Stock Consideration is equal to 40% of the sum of the Tax-Adjuster Stock Consideration and the Tax-Adjuster Cash Consideration without changing the value of the total merger consideration. For purposes of the above, “Tax-Adjuster Cash Consideration” means the sum of (i) the aggregate cash consideration to be paid in exchange for the First Bexley common stock (including, without limitation, the cash paid for appraisal shares) and (ii) the aggregate cash consideration to be paid in lieu of fractional shares. Assuming the Parent Share Average Closing Price is equal to $    , each share of First Bexley common stock would be entitled to $6.10 in cash and      shares of Parent common stock; however, if the closing price of the Parent common stock as reported on Nasdaq on the trading day immediately preceding the closing date of the Merger falls below $2.30, adjustment will be made to preserve the tax-free qualification (assuming no cash paid for appraisal shares and no other adjustment made by the parties, and disregarding the effect of cash consideration to be paid in lieu of fractional shares, for purpose of illustration). For example, under these assumptions, if the above-referenced closing price of the Parent common stock falls to $2.25, each share of First Bexley common stock would be entitled to $18.30 in cash and 5.4223 shares of Parent common stock.

Kill or Fill Adjustment.  If the Parent Share Average Closing Price has declined by more than 25% from the average closing price on Nasdaq for the twenty trading days ending on the third business day prior to the date of the Merger Agreement, which is $16.23, and the Parent common stock underperforms the KBW Regional Banking Index by more than 25% during such period, First Bexley may terminate the Merger Agreement unless Parent removes the Collar Restriction in calculating the exchange ratio for the stock component of the merger consideration.

Fractional shares

No fractional shares of Parent common stock will be issued in the Merger. Instead, Parent will pay to each holder of First Bexley common stock who would otherwise be entitled to a fractional share of Parent common stock an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying the Parent Share Average Closing Price by such fraction of a share of Parent common stock to which such First Bexley shareholder would otherwise be entitled.

Cash-Out of Stock Options

At the effective time, all rights with respect to the underlying First Bexley common stock of the stock options granted by First Bexley will be converted into the rights to receive cash only. The Merger Agreement requires First Bexley to enter into option cash-out agreements with all its stock option holders to ensure that, immediately prior to the effective time, each First Bexley stock option, whether or not then exercisable, be cancelled at the effective time and only entitle the holders to receive a cash amount. Such cash amount will be equal to the difference between the exercise price for the stock option and the merger consideration to which the applicable underlying stock would otherwise be entitled, less applicable taxes required to be withheld with respect to such payment. At the Effective Time, each First Bexley stock option to purchase a share of First Bexley common stock whether or not then exercisable shall terminate and be of no further effect and any rights thereunder to purchase shares of First Bexley Common Stock shall also terminate and be of no further force or effect.

Exchange of certificates

First Financial will engage U.S. Bank National Association to act as its exchange agent to handle the exchange of First Bexley common stock for the merger consideration and the payment of cash for any fractional share interest. As promptly as practicable after the effective time, the exchange agent will send to each First Bexley shareholder a letter of transmittal for use in the exchange with instructions explaining how to surrender First Bexley common stock certificates to the exchange agent. First Bexley shareholders that surrender their certificates to the exchange agent, together with a properly completed letter of transmittal, will receive the merger consideration. First Bexley shareholders that do not exchange their First Bexley common stock will not be entitled to receive the merger consideration or any dividends or other distributions by Parent until their certificates are surrendered. After surrender of the certificates representing First Bexley shares, any unpaid dividends or distributions with respect to the Parent common stock represented by the certificates will be paid without interest.

Conduct of business pending the Merger and certain covenants

Under the Merger Agreement, First Bexley has agreed to certain restrictions on its activities and the activities of its subsidiaries until the Merger is completed or the Merger Agreement is terminated. In general, First Bexley and its subsidiaries are required to maintain their existence, conduct their business and operations in the ordinary course of business and in a manner consistent with prior practice, and use commercially reasonable efforts to keep available the services of its current officers and employees and preserve the rights, franchises, goodwill and relations of its customers, clients and others with whom business relationships exist.

The following is a summary of the more significant restrictions imposed upon First Bexley, subject to the exceptions set forth in the Merger Agreement. First Bexley will not, and will cause its subsidiaries not to, without Parent and First Financial’s prior written consent:

•	amend its charter documents;
•	adjust any shares of its equity interests, pay any dividend or other distribution in respect of its equity interests (other than to a wholly owned subsidiary of First Bexley), or acquire any of its securities;
•	acquire an equity interest in, or a substantial portion of the assets of, any person (other than as a result of the foreclosure of a security interest), or merge or consolidate with any person;
•	dispose of any of its properties or assets, subject to certain exceptions;
•	incur any indebtedness, issue any debt securities, guarantee any indebtedness of another person, or enter into any “keep well” or other agreement to maintain any financial statement condition of another person, other than certain indebtedness in the ordinary course of business;
•	make any capital contributions to, or investments in, any person other than a subsidiary;
•	commence any proceeding or settle any claim or litigation, subject to certain exceptions;
•	make any change to its accounting methods, principles or practices, except as required by GAAP or applicable law;
•	amend or create any obligations with respect to compensation, severance, benefits, change of control payments or any other payments to present or former officers, employees or directors, subject to certain exceptions;
•	make any tax election, settle any tax liability, fail to file any tax return when due, enter into any closing agreement, file any amended tax return or surrender any right to claim a reduction in tax liability;
•	fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies;
•	enter into any new line of business;
•	file any application to establish, or to relocate or terminate the operations of, any banking office;
•	enter into, renew or terminate any material contract, other than (a) renewal or termination in the ordinary course of business or (b) entry into a material contract which calls for aggregate annual payments of not more than $35,000 and which is terminable on 60 days or less notice without payment of any termination fee or penalty;
•	make any investment in securities, except securities with a remaining maturity of less than 48 months issued by the U.S. government or such other securities consistent with past practices in the ordinary course of business;

•	adopt a plan of complete or partial liquidation or dissolution;
•	without providing to Parent and First Financial a reasonable opportunity to review in advance, make any new (A) commercial real estate loan in excess of $2,000,000 or (B) residential loan originated for retention in the loan portfolio in excess of $417,000 or with loan-to-value ratios in excess of 80% without private mortgage insurance, in each case in accordance with normal First Bexley practices;
•	acquire any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;
•	hire any new employees except to replace existing employees on comparable terms consistent with past hiring practices;
•	take or fail to take any action that could reasonably be expected to cause the representations and warranties made by First Bexley in the Merger Agreement to be inaccurate in any material respect;
•	take any action that would result in any of the closing conditions not being satisfied or prevent or materially delay the consummation of the Merger;
•	take any action that (A) would adversely affect or materially delay any necessary regulatory approvals for the Merger or (B) constitute a material violation of any provision of the Merger Agreement; or
•	make any commitments to take any of the actions described above.

Parent has also agreed to certain restrictions on its activities and the activities of its subsidiaries until the Merger is completed or the Merger Agreement is terminated. Subject to the exceptions set forth in the Merger Agreement, Parent will not, and will cause its subsidiaries not to, without First Bexley’s prior written consent:

•	take or fail to take any action that could reasonably be expected to cause the representations and warranties made in the Merger Agreement to be inaccurate in any material respect;
•	take any action that would result in any of the closing conditions not being satisfied or prevent or materially delay the consummation of the Merger;
•	take any action that (A) would adversely affect or materially delay any necessary regulatory approvals for the Merger or (B) constitute a material violation of any provision of the Merger Agreement; or
•	make any commitments to take any of the actions described above.

First Bexley, Parent and First Financial have each agreed to use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable to fulfill all closing conditions applicable to such party pursuant to the Merger Agreement and to complete the Merger in the most expeditious manner practicable, including:

•	obtaining all regulatory approvals from governmental authorities, making all necessary, proper or advisable registrations, filings and notices, and taking all steps as may be necessary to obtain an approval, waiver or exemption from any governmental authority, but (A) no party is required to take any action that would reasonably be expected to have a material adverse effect on such party, and (B) Parent and First Financial are not required to accept any terms of or conditions to a regulatory approval that are, in their reasonable discretion, not acceptable;

•	obtaining all necessary, proper or advisable consents, qualifications, approvals, waivers or exemptions from nongovernmental persons; and
•	executing and delivering any additional documents or instruments necessary, proper or advisable to consummate the Merger.

First Bexley, on the one side, and Parent and First Financial, on the other side, have agreed:

•	to consult with each other before issuing any press release or otherwise making any public statements or filings with respect to the Merger and not to issue any such press release or make any such public statement without the prior written consent of the other party, subject to certain exceptions;
•	to promptly advise the other party of any change or event that, individually or in the aggregate, would reasonably be expected to cause or constitute a breach in any material respect of any of its representations, warranties or covenants contained in the Merger Agreement;
•	to take any action that is required to cause the Merger to qualify, and will not take any actions or cause any actions to be taken which could reasonably be likely to prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;
•	that neither will intentionally act in a manner that would cause a breach of the Merger Agreement or that would cause a representation made in the Merger Agreement to become untrue; and
•	to coordinate publicity of the transactions contemplated by the Merger Agreement to the media.

First Bexley has also agreed to:

•	permit Parent and First Financial to access First Bexley’s books and records and telecommunications and electronic data processing systems, facilities and personnel, subject to certain restrictions and exceptions;
•	make reasonable efforts to cause its telecommunications and data processing service providers to assist Parent and First Financial in connection with preparation for an electronic and systematic conversion of all applicable data;
•	cause certain persons identified in the Merger Agreement to enter into non-competition and non-solicitation agreement with First Financial, which will be effective upon the closing;
•	cause certain persons identified in the Merger Agreement to enter into voting agreement with First Financial;
•	provide to Parent and First Financial the monthly unaudited financial statements of First Bexley as provided to First Bexley’s management; and
•	promptly notify each other of any proceeding or potential proceeding against such party that is reasonably likely to result in a material adverse change, question the validity of the Merger, or seeks to enjoin or otherwise restrain the Merger.

The Merger Agreement also contains certain covenants relating to employee benefits and other matters pertaining to officers and directors. See “— Employee benefit matters” and “The Merger — Interests of certain persons in the Merger.”

No solicitation of transaction or change of recommendation

No solicitation.  The Merger Agreement contains provisions prohibiting First Bexley from seeking or discussing an alternative acquisition proposal to the Merger. First Bexley has agreed that it will not, and will use reasonable best effort to cause its representatives not to, directly or indirectly, (i) solicit, initiate, encourage or knowingly facilitate any alternative acquisition proposal, (ii) discuss or negotiate any alternative acquisition proposal or give any other person any information of First Bexley relating to an alternative acquisition proposal, (iii) approve, endorse or recommend any alternative acquisition proposal, or (iv) enter into any agreement relating to an alternative acquisition proposal. Upon execution of the Merger Agreement, First Bexley is required to immediately cease any communications with any party with respect to any alternative acquisition proposal, but is not prohibited from contacting any party solely for the purpose of complying with the above requirements or to enforce the provisions of any confidentiality agreement with respect to an alternative acquisition proposal.

Notwithstanding the restrictions described above, the Merger Agreement provides that First Bexley may discuss or negotiate an alternative acquisition proposal or give other person information of First Bexley relating to an alternative acquisition proposal if, but only if, (i) First Bexley has received a bona fide unsolicited written alternative acquisition proposal prior to First Bexley shareholders’ meeting; (ii) First Bexley’s board of directors determines that such alternative acquisition proposal constitutes a superior proposal as compared with the Merger; (iii) First Bexley has provided First Financial with at least five business days’ prior notice of such determination; (iv) prior to furnishing or affording access to any information of First Bexley relating to an alternative acquisition proposal, First Bexley receives from such person certain confidentiality agreements; and (v) the failure of First Bexley’s board of directors to furnish such information or enter into discussions or negotiations would violate its fiduciary duties to First Bexley shareholders. First Bexley is required to promptly notify First Financial if any proposals are received by, any information is requested from, or any negotiations are sought from, First Bexley in connection with any alternative acquisition proposal. First Bexley is also required to promptly provide to First Financial any information it provides to any other that was not previously provided to First Financial.

No change of recommendation.  The Merger Agreement requires First Bexley’s board of directors to use reasonable best efforts to seek First Bexley shareholders’ approval of the Merger, but First Bexley’s board of directors may change its recommendation for shareholders’ approval of the Merger if, and only if, (i) based upon the written advice of its outside legal counsel and independent financial advisor, the board has received a superior proposal; (ii) based upon the written advice of such outside legal counsel, a failure to accept such superior proposal would result in the board breaching its fiduciary duties to First Bexley and its shareholders; (iii) the board notifies First Financial in advance of its intent to change its recommendation and the terms of the superior proposal; and (iv) after providing First Financial a reasonable opportunity to renegotiate and adjust the terms and conditions of the Merger Agreement, the board again determines, based upon the written advice of its outside legal counsel and such independent financial advisor, that such alternative acquisition proposal nonetheless continues to constitute a superior proposal and that failure to change its recommendation would violate its fiduciary duties to First Bexley and First Bexley shareholders. However, First Bexley’s board of directors is prohibited form changing its recommendation if First Financial has offered to modify the terms of the Merger Agreement to provide for substantially identical terms and conditions as superior proposal.

As used above, “superior proposal” refers to any bona fide written acquisition proposal made by a third party, which, as determined by First Bexley’s board of directors determines in its good faith judgment, based upon the written advice of its outside legal counsel and an independent financial advisor, (i) would result in the acquisition of all of First Bexley common stock or all, or substantially all, of the assets of First Bexley and its subsidiaries; (ii) would result in a transaction that (A) involves consideration to the holders of First Bexley common stock that is more favorable, from a financial point of view, than the consideration to be paid to First Bexley’s shareholders pursuant to the Merger Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and (B) is, in light of the other terms of such proposal, more favorable to First Bexley shareholders than the Merger; and (iii) is reasonably likely to be completed.

Representations and warranties

The Merger Agreement contains representations and warranties made by First Bexley, Parent and First Financial. These include, among other things, representations relating to:

•	valid corporate organization and existence;
•	authority to enter into the Merger and the binding nature of the Merger Agreement;
•	no breach of organizational documents, law or other agreements as a result of the Merger.
•	third party consents and approvals;

•	filing of necessary reports with regulatory authorities;
•	involvement in litigation and orders issued by governmental authorities;
•	broker/finder fees;
•	capitalization;
•	financial statements;
•	information supplied for inclusion in registration statement/proxy statement/prospectus;
•	compliance with Bank Secrecy Act, Anti-Money Laundering and OFAC and protection of customer information;
•	accuracy of, and no omissions in, the representations and warranties contained in the Merger Agreement;
•	lack of material adverse changes;
•	no undisclosed liabilities; and
•	compliance with laws.

Parent and First Financial also represent and warrant to First Bexley in the Merger Agreement regarding sufficient funds to complete the Merger, compliance with SEC filing requirements and no ownership in First Bexley common stock.

First Bexley makes additional representations and warranties to Parent and First Financial in the Merger Agreement relating to, among other things:

•	deposit accounts;
•	subsidiaries;
•	certain tax matters;
•	title to assets and real properties;
•	loans;
•	allowance for loan losses;
•	investment portfolio;
•	interest rate risk management instruments;
•	intellectual property;
•	certain environmental matters;
•	material contracts;
•	certain employee benefit matters;
•	labor relations and employment matters;
•	related party transactions;
•	insurance;
•	sufficiency of assets to conduct business;
•	receipt of a fairness opinion for the Merger;
•	compliance with the Federal Community Reinvestment Act; and
•	provision of First Bexley information to First Financial.

Conditions to completion of the Merger

Closing Conditions for the Benefit of All Parties.  Each of Parent, First Financial and First Bexley’s obligations are subject to fulfillment of certain conditions, including:

•	no applicable law or order by governmental authority making illegal or preventing or prohibiting the consummation of the Merger;
•	receipt of all regulatory approvals containing no unduly burdensome conditions and expiration of all statutory waiting periods;
•	all required consents, authorizations, waivers or approvals having been obtained; and
•	the registration statement having been declared effective by the SEC and continuing to be effective, and all necessary approvals under securities laws relating to the issuance of the shares of Parent common stock pursuant to the Merger having been received.

Closing Conditions for the Benefit of Parent and First Financial.  Parent and First Financial’s obligations are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of First Bexley in the Merger Agreement as of the closing date, except as otherwise set forth in the Merger Agreement;
•	performance by First Bexley in all material respects of its agreements under the Merger Agreement;
•	adoption of the Merger Agreement at the special meeting by First Bexley shareholders holding the requisite voting power under its charter documents and applicable law;
•	delivery by First Bexley of duly executed exchange agent agreement, option cash-out agreements, certificates and documents as provided in the Merger Agreement;
•	First Bexley being well-capitalized;
•	no new proceedings initiated against First Bexley since the execution of the Merger Agreement that, in the aggregate, would reasonably be expected to result in liabilities exceeding $500,000;
•	no new enforcement actions initiated against First Bexley by any regulatory agency which, individually or in the aggregate, would reasonably be expected to materially affect First Bexley’s ability to conduct its business as currently being conducted;
•	holders of no more than 5% of the First Bexley common stock having taken the actions required under the ORC to qualify their First Bexley common stock as appraisal shares;
•	First Bexley having duly entered into option cash-out agreements with all holders of First Bexley stock options to cash out such stock options; and
•	First Bexley having caused to be delivered to First Financial within 30 days from the execution of the Merger Agreement voting agreements executed by certain persons identified in the Merger Agreement.

Closing Conditions for the Benefit of First Bexley.  First Bexley’s obligations are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of Parent in the Merger Agreement as of the closing date, except as otherwise set forth in the Merger Agreement;
•	performance by Parent in all material respects of its agreements under the Merger Agreement;
•	approval of the listing of the shares of Parent common stock issuable pursuant to the Merger Agreement on Nasdaq; and
•	delivery by First Financial of the evidence of the payment of the merger consideration to the exchange agent, duly executed exchange agent agreement, certificates and such other documents as provided in the Merger Agreement.

Termination

First Financial and First Bexley may mutually agree to terminate the Merger Agreement and abandon the Merger at any time. Subject to conditions and circumstances described in the Merger Agreement, Parent or First Financial, on the one hand, or First Bexley, on the other hand, as the case may be, may terminate the Merger Agreement as follows:

•	by either party if the Merger is not completed by September 30, 2014;
•	by either party in the event of a material breach by the other party of its representation or warranty or obligations contained in the Merger Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, and which breach or breaches would result in a failure to satisfy any applicable closing condition;
•	by either party if final action has been taken by a regulatory agency whose approval is required for the Merger, which final action has become final and nonappealable and does not approve the Merger;
•	by either party if any governmental authority has enacted, issued, promulgated, enforced or entered any law, or final nonappealable judgment which has the effect of making illegal the consummation of the Merger;
•	by First Bexley if the Parent Share Average Closing Price has declined by more than 25% from the average closing price on Nasdaq for the twenty trading days ending on the third business day prior to the date of the Merger Agreement, which is $16.23, and the Parent common stock underperforms the KBW Regional Banking Index by more than 25% during such period, unless Parent removes the collar restriction in calculating the exchange ratio for the stock component of the merger consideration;
•	by First Financial if the board of directors of First Bexley fails to make recommendation to First Bexley shareholders to adopt the Merger Agreement, or First Bexley has materially breached its covenant not to solicit alternative acquisition proposals;
•	in certain circumstances, by either party if First Bexley has received and would accept a superior acquisition proposal from a third party; or
•	if the First Bexley shareholders fail to adopt the Merger Agreement.

Termination of the Merger Agreement will not relieve any party from liability for damages resulting from fraud or the breach of any of its representations, covenants or agreements set forth in the Merger Agreement.

Termination fee

First Bexley has agreed to pay First Financial a termination fee equal to 5% of the sum of the total merger consideration and total cash consideration for cashing out First Bexley’s stock options, plus reimbursement for its out-of-pocket expenses incurred in connection with the proposed Merger, if the Merger Agreement is terminated under the following circumstances:

•	by First Financial because the board of directors of First Bexley fails to make recommendation to First Bexley shareholders to adopt the Merger Agreement, or First Bexley has materially breached its covenant not to solicit alternative acquisition proposals, or
•	by either First Financial or First Bexley if First Bexley has received superior proposal, and the board of directors of First Bexley has notified First Financial of its intention to change its recommendation to First Bexley shareholders and also made such change.

First Bexley has also agreed to pay First Financial for its out-of-pocket expenses incurred in connection with the proposed Merger if the Merger Agreement is terminated by any party because the First Bexley shareholders fail to adopt the Merger Agreement.

Management of Parent, First Financial and First Bexley after the Merger

After the Merger, First Financial board of directors will continue to serve as the directors of the surviving bank. At or promptly following the effective time of the Merger, Parent will appoint one qualified, independent director designated by First Bexley to serve on Parent’s board of directors.

In addition, at or promptly following the effective time, Parent will create a Columbus advisory board and appoint certain director or directors from the current board of directors of First Bexley, as agreed among Parent, First Financial and First Bexley, to serve on the Columbus advisory board.

Employee benefit matters

Pursuant to the Merger Agreement, Parent and First Financial have the sole discretion in determining which employees of First Bexley will continue employment with the surviving bank following the closing date. Each continuing employee will be provided wages or salaries and employee benefits (excluding equity plans) that in the aggregate are substantially comparable to what he or she receives at First Bexley immediately prior to the closing date.

Parent and First Financial will provide each employee of First Bexley who does not continue employment with the surviving bank with severance benefits under First Financial’s existing severance practices or pursuant to the terms of any applicable employment agreement with First Bexley in existence as of the date of the Merger Agreement. For purposes of determining seniority as it relates to First Financial’s severance practices, each discontinued employee will be credited with his or her years of service with First Bexley.

Expenses

Each party to this Agreement will bear its own expenses incurred in connection with the Merger Agreement. As more fully described above under “— Termination fee,” First Bexley has also agreed to reimburse First Financial for certain out-of-pocket expenses in the event the Merger is terminated for certain specified reasons.

Nasdaq stock listing

Parent common stock currently is listed on Nasdaq under the symbol “FFBC.” The shares to be issued to First Bexley’s shareholders as merger consideration also will be eligible for trading on Nasdaq. Parent will use its reasonable best efforts to (i) list, prior to the effective time if such listing is required to be made prior to the effective time under Nasdaq rules, the shares of Parent common stock to be issued pursuant to the Merger, or (ii) make such post-closing filings with Nasdaq as may be required by the applicable Nasdaq rules.

Amendment

The Merger Agreement may not be amended except by a written instrument executed by all parties.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF FIRST BEXLEY

The following table shows, as of February 6, 2014, the beneficial ownership of First Bexley common stock of each person who beneficially owns more than 5% of First Bexley’s outstanding common stock, of each First Bexley director, of each of the executive officers of First Bexley and all of First Bexley’s directors and officers as a group. Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth. Except as indicated in the footnotes to the table below, the business address of the persons listed below is c/o The First Bexley Bank, 2680 E. Main St., Columbus, Ohio 43209.

Name	Common Stock directly, indirectly or beneficially owned as of February 6, 2014	Percent of Outstanding
Directors and Executive Officers
David A. Belford	135,479 (1)	9.73%
David W. Mallett	42,307 (2)	3.00%
Jeffrey D. Meyer	60,009 (3)	4.32%
Carl D. Salyers	27,618 (4)	1.99%
George A. Gummer	21,568 (5)	1.55%
Lucy Controguerra	9,500 (6)	*
Timothy B. Michaels	8,000 (7)	*
Lawrence Miller	13,300 (8)	*
Ilaria L. Rawlins	8,000 (9)	*
Thomas Sansone	10,000 (10)	*
Roger Jenks	5,000 (11)	*
All directors and executive officers as a group (eleven persons)	340,781	22.83%
Other Significant Shareholders
Park Financial Corporation(12)	117,031	8.47%
Jerry Edelman	90,000 (13)	6.52%

*	Indicates that the individual or entity owns less than one percent of First Bexley’s common stock.
(1)	Includes 11,622 shares which may be obtained through the exercise of options granted to Mr. Belford under the First Bexley Bank 2005 Stock Option and Incentive Plan (the “First Bexley 2005 Option Plan”).
(2)	Includes 30,000 shares which may be obtained through the exercise of options granted to Mr. Mallett under the First Bexley 2005 Option Plan.
(3)	Includes 9,142 shares which may be obtained through the exercise of options granted to Mr. Meyer under the First Bexley 2005 Option Plan and shares owned by (i) immediate family members, (ii) family trusts for which Mr. Meyer serves as trustee and (iii) a limited liability company of which Mr. Meyer is a Managing Member.
(4)	Includes 8,457 shares which may be obtained through the exercise of options granted to Mr. Salyers under the First Bexley 2005 Option Plan.
(5)	Includes 8,907 shares which may be obtained through the exercise of options granted to Mr. Gummer under the First Bexley 2005 Option Plan.
(6)	Includes 8,000 shares which may be obtained through the exercise of options granted to Ms. Controguerra under the First Bexley 2005 Option Plan.
(7)	Includes 8,000 shares which may be obtained through the exercise of options granted to Mr. Michaels under the First Bexley 2005 Option Plan.
(8)	Includes 7,500 shares which may be obtained through the exercise of options granted to Mr. Miller under the First Bexley 2005 Option Plan.

(9)	Includes 5,000 shares which may be obtained through the exercise of options granted to Ms. Rawling under the First Bexley 2005 Option Plan.
(10)	Consists of 10,000 shares which may be obtained through the exercise of options granted to Mr. Samsone under the First Bexley 2005 Option Plan.
(11)	Consists of 5,000 shares which may be obtained through the exercise of options granted to Mr. Jenks under the First Bexley 2005 Option Plan.
(12)	Park Financial Corporation’s address is 4300 East Fifth Avenue, Columbus, Ohio 43219.
(13)	Includes 40,000 shares owned by a limited liability company of which Mr. Edelman is a Managing Member and shares voting control of such shares and 50,000 which Mr. Edelman owns individually.

The information presented in the table is based on information furnished by the specified persons and was determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as required for purposes of this proxy statement/prospectus. Under Rule 13d-3, shares are deemed to be beneficially owned by any person or group having the power to vote or direct the vote of, or the power to dispose or direct the disposition of, such shares, or who has the right to acquire beneficial ownership thereof within 60 days. Beneficial ownership for the purposes of this proxy statement/prospectus is not necessarily to be construed as an admission of beneficial ownership for other purposes.

COMPARISON OF RIGHTS OF PARENT SHAREHOLDERS AND FIRST
BEXLEY SHAREHOLDERS

General

First Bexley shareholders who receive Parent common shares as consideration in the Merger will become shareholders of Parent at the effective time of the Merger. Parent is an Ohio corporation and a bank holding company registered under the Bank Holding Company Act of 1956, as amended, while First Bexley is an Ohio state-chartered commercial bank. Although the rights of the holders of Parent common shares and those of holders of First Bexley common shares are similar in many respects, there are some differences. These differences relate to differences between the provisions of Ohio law governing corporations and the provisions of Ohio law governing state-chartered commercial banks, as well as differences between provisions of Parent’s articles of incorporation and regulations and the First Bexley’s articles of incorporation, bylaws and code of regulations.

Set forth below is a summary of the material differences between the rights of Parent shareholders and the rights of First Bexley shareholders. This description is not intended to be a complete statement of the differences affecting the rights of First Bexley shareholders, but rather describes the more significant differences affecting the rights of First Bexley shareholders and certain important similarities. This description is qualified in its entirety by reference to the relevant provisions of Ohio law and the articles of incorporation and regulations of each of First Bexley and Parent.

Parent Shareholder Rights	First Bexley Shareholder Rights
Authorized Capital Stock:	Parent is authorized to issue
160 million shares of common stock, without par value, and 80,000 shares of preferred stock, without par value.

On February 24, 2014, Parent had 57,510,991 shares of common stock outstanding and no shares of preferred stock outstanding.

Parent common stock is listed on Nasdaq under the symbol “FFBC.”	First Bexley is authorized to issue 18 million shares of common stock, without par value, and two million shares of preferred stock, without par value.

On February 24, 2014, First Bexley had 1,381,239 shares of common stock outstanding and no shares of preferred stock.

There exists no established trading market for First Bexley common stock.

	Parent Shareholder Rights	First Bexley Shareholder Rights
Issuance of Preferred Stock	Parent’s board of directors is authorized, by filing articles of amendment, to provide for the issuance of preferred stock in series pursuant to, and only pursuant to, the terms of any capital purchase program(s) authorized by the Emergency Economic Stabilization Act of 2008 (“EESA”) and implemented by the United States Department of the Treasury (the “Treasury”), and to fix the designations, powers, preferences and rights thereof in compliance with any EESA program. Subject to the above limitations, Parent, board of directors has the authority to determine and fix any express terms with respect to each series to the fullest extent permitted by the ORC.	First Bexley’s board of directors is authorized to provide for the issuance of the preferred stock in series and, by filing a certificate pursuant to applicable Ohio law, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof.
Dividends:	Subject to any rights of holders of Parent preferred stock, the holders of Parent common stock are entitled to receive dividends, if and when declared payable from time to time by Parent’s board of directors, from any funds legally available therefor.

However, the Federal Reserve Board expects Parent, as a bank holding company, to serve as a source of strength to its subsidiary banks, which may require Parent to retain capital for further investments in its subsidiary banks, rather than for dividends for its shareholders.	Subject to any rights of holders of First Bexley preferred stock, the holders of First Bexley common stock are entitled to receive dividends only when and as declared from time to time by the First Bexley board of directors in amounts not exceeding those permitted by Ohio law.

In particular, First Bexley is required to obtain the approval of the Ohio Division of Financial Institutions before declaring and paying a dividend if a dividend in any year would cause the total dividends and distributions for that year, and not paid in shares, to exceed the sum of First Bexley’s net income for that year and its retained net income of the preceding two years.

	Parent Shareholder Rights	First Bexley Shareholder Rights
Number of Directors, Classification:	Parent’s board of directors currently consists of 12 members. Parent’s regulations provide, however, that the number may be increased or decreased (provided the number is never less than nine or more than 25) by resolution of the board of directors (by vote of two-thirds of the whole authorized number of directors) or by resolution of the shareholders at a meeting of shareholders for electing directors (by vote of two-thirds of the outstanding voting power). Following the Merger, the number of directors of Parent will be increased by one for a new director to be designated by First Bexley.

Parent’s board of directors consists of a single class of directors.	First Bexley’s board of directors currently consists of eight members. First Bexley’s regulations provide, however, that the number may be increased or decreased (provided the number is never less than five or more than 15) by resolution of the shareholders holding at least ¾ of First Bexley’s voting power, or by resolution of at least 2/3 of the board of directors plus the majority of the outstanding voting power of the shareholders. The directors may also change the number of directors by the vote of 2/3 of the authorized number of directors and may fill any director’s office that is created by an increase in the number of directors; provided, that the directors may not increase the number of directors to more than 15, reduce the number of directors to less than five, or change the number of directors by more than two from the number last fixed by the shareholders.

First Bexley’s board of directors consists of two classes designated Class I and Class II.
Removal of Directors:	A Parent director may be removed for cause.	A First Bexley director may be removed with or without cause by the shareholders holding 75% of the voting power of First Bexley entitling them to elect directors in place of those to be removed.

Parent Shareholder Rights	First Bexley Shareholder Rights
Limitation on Director Liability and Indemnification:	Parent’s articles of incorporation provide that each person who is or was a director, officer, employee or agent of the corporation will be indemnified by Parent to the full extent permitted by the ORC against any liability, cost or expense incurred in such capacity, or arising out of such status. Parent may, but is not obligated to, maintain insurance, at its expense, to protect itself and any such person against any such liability, cost or expense.

Parent’s regulations provide that Parent shall, to the full extent permitted by law, indemnify all persons whom it may indemnify.	First Bexley’s regulations provide that any present or former director or officer will be indemnified if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of First Bexley, and with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. First Bexley shall make any indemnification only upon a determination that such indemnification is proper in the circumstances.
Advance Notice Regarding Shareholders Nomination of Candidates for Election to the Board of Directors:	Parent’s regulations provide that nomination for election of directors may be made by any shareholder by delivering written notice to the Secretary of Parent not later than (i) for annual meeting of shareholders, 90 days prior to the date one year from the date of the immediately preceding annual meeting of shareholders, and (ii) for special meeting of shareholders, the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders.

The notice shall set forth the information about the nominee specified in Parent’s regulations. Parent may also require any proposed nominee to furnish other information reasonably required by Parent to determine the proposed nominee’s eligibility to serve as a director.	Nominations, other than those made by or at the direction of the board, shall be made in writing and must be delivered or mailed to the President of First Bexley not less than 14 nor more than 50 days prior to any meeting of shareholders called for the purpose of electing directors; provided, that if less than 21 days’ notice is given to shareholders, such nomination must be mailed or delivered to the President no later than the close of business on the seventh day following the day on which notice of the meeting was made.

The notice shall set forth the information about the nominee specified in First Bexley’s regulations.

	Parent Shareholder Rights	First Bexley Shareholder Rights
Required Vote for Certain Transactions	Parent’s articles of incorporation and regulations do not specifically discuss transactions involving merger, consolidation, or sale, lease or exchange of all or substantially all of the property or assets of the corporation.	First Bexley’s articles of incorporation provides that, unless two-thirds of the whole authorized number of directors recommends the approval of any of the following matters, the vote of the holders of shares entitling them to exercise not less than 75% of the voting power entitled to vote are required to adopt: (a) amendment to articles of incorporation, (b) an agreement of merger or consolidation, (c) a proposed combination or majority share acquisition involving the issuance of shares and requiring shareholder approval, (d) sale, lease, or exchange of all or substantially all assets, or (e) change of the number of directors.
Amendment to Articles of Incorporation and Regulations	Parent’s articles of incorporation do not specifically provide for its amendment and, therefore, may be amended in accordance with the ORC.

Parent’s regulations provide that the regulations may be amended only by the vote of the holders of two-thirds of the outstanding voting power of Parent voting as a single class at a meeting of shareholders called for such purpose, unless such amendment is recommended by the vote of two-thirds of the whole authorized number of directors, in which case the regulations may be amended by the affirmative vote of the holders of a majority of the outstanding voting power voting as a single class at a meeting of shareholders called for such purpose.	First Bexley’s articles of incorporation require the approval of 2/3 of the whole authorized number of directors or the affirmative vote of the shareholders holding 75% of First Bexley’s voting power to amend the articles of incorporation or adopt amended articles.

First Bexley’s bylaws may be amended at any meeting of the board of directors by a  2/3 vote of the directors present provided all proposals to amend the bylaws will be made in writing at a meeting of the board at least 10 days before action is taken.

First Bexley’s regulations do not specifically provide for its amendment and, therefore, may be amended in accordance with the ORC.

Certain anti-takeover effects of Parent’s articles of incorporations and regulations

Certain provisions of Parent’s articles of incorporation and regulations may have the effect of impeding the acquisition of control of Parent by means of a tender offer, a proxy fight, open-market purchases or otherwise in a transaction not approved by Parent’s board of directors.

These provisions may have the effect of discouraging a future takeover attempt which is not approved by Parent’s board of directors but which individual Parent shareholders may deem to be in their best interests or in which Parent shareholders may receive a substantial premium for their shares over then-current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of Parent’s current board of directors or management more difficult.

These provisions of Parent’s articles of incorporation and by-laws include the following:

•	Parent’s articles of incorporation do not allow cumulative voting for election of directors;
•	If a special shareholders meeting of Parent is called by shareholders, it must be called by holders of not less than one-half of the outstanding voting power of Parent;
•	Nomination of candidates for election to Parent’s board of directors requires advance notice containing certain information of the nominee. Parent may also require any proposed nominee to furnish other information reasonably required by Parent to determine the proposed nominee’s eligibility to serve as a director;
•	Parent’s regulations may be amended only by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of Parent, unless such amendment is recommended by the affirmative vote of two-thirds of the whole authorized number of directors, in which case the regulations may be amended by the affirmative vote of the holders of a majority of the outstanding voting power of Parent.

The provisions described above are intended to reduce Parent’s vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by members of Parent’s board of directors.

Anti-takeover statutes

Certain state laws make a change in control of an Ohio corporation more difficult, even if desired by the holders of a majority of the corporation’s shares. Provided below is a summary of the Ohio anti-takeover statutes.

Ohio Control Share Acquisition Statute.  Section 1701.831 of the ORC, known as the “Ohio Control Share Acquisition Statute,” provides that specified notice and informational filings and special shareholder meetings and voting procedures must occur before consummation of a proposed “control share acquisition.” A control share acquisition is defined as any acquisition of shares of an “issuing public corporation” that would entitle the acquirer, directly or indirectly, alone or with others, to exercise or direct the exercise of the voting power of the issuing public corporation in the election of directors within any of the following ranges:

•	one-fifth or more but less than one-third of the voting power;
•	one-third or more but less than a majority of the voting power; or
•	a majority or more of the voting power.

An “issuing public corporation” is an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, assets having substantial value, or a substantial percentage of its assets within the State of Ohio, and as to which no valid close corporation agreement exists. Assuming compliance with the notice and informational filing requirements prescribed by the Ohio Control Share Acquisition Statute, the proposed control share acquisition may take place only if, at a duly convened special meeting of shareholders, the acquisition is approved by both:

•	a majority of the voting power of the corporation in the election of directors represented in person or by proxy at the meeting; and
•	a majority of the voting power at the meeting exercised by shareholders, excluding:
•	the acquiring shareholder,
•	officers of the corporation elected or appointed by the directors of the corporation,
•	employees of the corporation who are also directors of the corporation, and
•	persons who acquire specified amounts of shares after the first public disclosure of the proposed control share acquisition.

The Ohio Control Share Acquisition Statute permits a corporation to opt out of the application of the statute in its articles of incorporation or regulations. Neither Parent nor First Bexley has opted out of the application of the Ohio Control Share Acquisition Statute in their respective articles of incorporation or regulations.

Ohio Merger Moratorium Statute.  Chapter 1704 of the ORC, known as the “Ohio Merger Moratorium Statute,” prohibits specified business combinations and transactions between an issuing public corporation and a beneficial owner of shares representing 10% or more of the voting power of the corporation in the election of directors (an “interested shareholder”) for at least three years after the interested shareholder became such, unless the board of directors of the issuing public corporation approves either (1) the transaction or (2) the acquisition of the corporation’s shares that resulted in the person becoming an interested shareholder, in each case before the interested shareholder became such.

For three years after a person becomes an interested shareholder, the following transactions between the corporation and the interested shareholder (or persons related to the interested shareholder) are prohibited:

•	the sale or acquisition of an interest in assets meeting thresholds specified in the statute,
•	mergers and similar transactions,
•	a voluntary dissolution,
•	the issuance or transfer of shares or any rights to acquire shares having a fair market value at least equal to 5% of the aggregate fair market value of the corporation’s outstanding shares,
•	a transaction that increases the interested shareholder’s proportionate ownership of the corporation, and
•	any other benefit that is not shared proportionately by all shareholders.

After the three-year period, transactions between the corporation and the interested shareholder are permitted if:

•	the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation in the election of directors (or a different proportion specified in the corporation’s articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder, or
•	the business combination results in shareholders, other than the interested shareholder, receiving a “fair market value” for their shares determined by the method described in the statute.

A corporation may elect not to be covered by the provisions of the Ohio Merger Moratorium Statute by the adoption of an appropriate amendment to its articles of incorporation. Neither Parent nor First Bexley has opted out of the Ohio Merger Moratorium Statute. However, the Ohio Merger Moratorium Statute does not apply to the Merger because First Bexley (1) is not an interested shareholder of Parent, and (2) is not an affiliate or associate of an interested shareholder and will not be an affiliate or associate after the Merger, as such terms are defined in the Ohio Merger Moratorium Statute.

DESCRIPTION OF PARENT CAPITAL STOCK

The following description of the capital stock of Parent is a summary only. Such summary does not purport to be complete and is qualified, in all respects, to applicable provisions of the ORC, our amended and restated articles of incorporation, as further amended, and our amended and restated regulations, as further amended. You should refer to, and read this summary together with, our articles of incorporation and regulations to review all the terms of our capital stock. Our articles of incorporation and regulations are incorporated herein by reference and will be sent to shareholders of Parent and First Bexley upon request. See “Where You Can Find More Information.”

Authorized capital stock

Under Parent’s articles of incorporation, Parent has the authority to issue 160 million shares of common stock, without par value, and 80,000 shares of preferred stock, without par value. As of February 24, 2014, there were issued and outstanding 57,510,991 shares of Parent common stock and no shares of preferred stock. Parent common shares are listed on Nasdaq under the symbol “FFBC.”

Parent common stock

The outstanding shares of Parent common stock are, and the shares of Parent common stock issued pursuant to the Merger will be, duly authorized, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of Parent common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Parent preferred stock that Parent may designate and issue in the future.

Dividends.  The holders of Parent common stock are entitled to receive dividends, if and when declared payable from time to time by Parent’s board of directors, from any funds legally available therefor.

Voting.  Each outstanding share of Parent common stock entitles the holder thereof to one vote and the exclusive voting power for all purposes is vested in the holders of Parent common stock.

Preemptive Rights.  No holder of Parent common stock has preemptive rights to subscribe for or to purchase any Parent common stock or any other securities of Parent.

Purchase of Own Securities.  Parent is authorized to purchase or otherwise acquire, and to hold, own, pledge, transfer or otherwise dispose of, its own common stock and other securities, subject, however, to Ohio laws and to federal statutes, and without limitation to the Bank Holding Company Act of 1956, as amended.

Cumulative Vote.  The holders of Parent common stock have no right to vote cumulatively in the election of directors.

Parent preferred stock

Parent’s board of directors is authorized, by filing articles of amendment, to provide for the issuance of preferred stock in series pursuant to the terms of any capital purchase program(s) authorized by the Emergency Economic Stabilization Act of 2008 (“EESA”) and implemented by the United States Department of the Treasury (the “Treasury”), and to fix the designations, powers, preferences and rights thereof in compliance with any EESA program. Parent preferred stock is not available for future issuance except pursuant to the terms of an EESA program established by the Treasury. Subject to the above limitations, Parent’s board of directors has the authority to determine and fix any express terms with respect to each series to the fullest extent permitted by the ORC. Parent has redeemed all its preferred stock previously issued to the Treasury. There is no Parent preferred stock currently outstanding.

Exchange agent and registrar

U.S. Bank National Association is the exchange agent for the Merger. Registrar and Transfer Company is the registrar for the Parent common stock. Subject to compliance with applicable federal and state securities laws, Parent common stock may be transferred without any restrictions or limitations.

LEGAL MATTERS

Certain matters pertaining to the validity of the authorization and issuance of the Parent common stock to be issued in the Merger have been passed upon by Squire Sanders (US) LLP.

Certain matters pertaining to the federal income tax consequences of the Merger have been passed upon by Patton Boggs LLP.

EXPERTS

The consolidated financial statements of First Financial Bancorp. incorporated by reference in First Financial Bancorp.’s Annual Report on Form 10-K for the year ended December 31, 2013, and the effectiveness of First Financial Bancorp.’s internal control over financial reporting as of December 31, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and First Financial Bancorp.’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Parent files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public at no charge over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document Parent files with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington D.C. 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, at 100 F Street, N.E., Washington D.C. 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities. Parent’s SEC filings are also available at no charge on its Web site at http://www.bankatfirst.com.

Parent filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of Parent common stock to be issued to First Bexley’s shareholders upon completion of the Merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Parent in addition to being a proxy statement of First Bexley for its special meeting. As permitted by the SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows Parent to incorporate by reference information into this proxy statement/prospectus. This means that Parent can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus of any subsequent filing incorporated by reference in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Parent has filed previously with the SEC and any additional filings Parent makes with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this proxy statement/prospectus and before the special meeting; provided, however, that this proxy statement/prospectus does not incorporate by reference any documents, portions of documents or other information that is deemed to have been “furnished” and not “filed” with the SEC:

•	Parent’s Annual Report on Form 10-K for the year ended December 31, 2013; and
•	Parent’s Current Reports on Form 8-K, filed with the SEC on January 7, 2014, January 30, 2014 and March 6, 2014.

You may request, either orally or in writing, and Parent will provide, a copy of these filings without charge by contacting Kenneth Lovik, Senior Vice President, Investor Relations & Corporate Development, First Financial Bancorp, 255 E. Fifth Street, Suite 700, Cincinnati, Ohio 45202, (877) 322-9530. If you would like to request documents, please do so by           , 2014, to receive them before the special meeting.

All information concerning Parent and its subsidiaries has been furnished by Parent, and all information concerning First Bexley and its subsidiaries has been furnished by First Bexley.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the proposals to First Bexley shareholders in connection with the Merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated          , 2014. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of shares of Parent common stock as contemplated by the Merger Agreement will create any implication to the contrary.

ANNEX A

Agreement and Plan of Merger

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

Dated as of December 17, 2013

among

First Financial Bancorp.

First Financial Bank, National Association

and

The First Bexley Bank

(continued)

(continued)

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of December 17, 2013 (“Agreement”), is entered into by and among First Financial Bancorp., an Ohio corporation (“Parent”), First Financial Bank, National Association, a national banking association and a wholly owned subsidiary of Parent (“First Financial”), and The First Bexley Bank, an Ohio state-chartered commercial bank (“First Bexley”).

WITNESSETH:

WHEREAS, the parties intend that First Bexley merge with and into First Financial with First Financial as the surviving entity upon the terms and subject to the conditions set forth herein (the “Merger”);

WHEREAS, the Board of Directors of First Bexley has (i) approved this Agreement and the transactions contemplated by this Agreement, including the Merger, (ii) approved the execution, delivery and performance by First Bexley of this Agreement and the consummation of the transactions contemplated hereby, and (iii) resolved and agreed, upon the terms and subject to the conditions set forth herein, to recommend that First Bexley’s shareholders (the “First Bexley Shareholders”) approve and adopt this Agreement;

WHEREAS, the Board of Directors of each of Parent and First Financial has (i) approved this Agreement and the transactions contemplated by this Agreement, including the Merger, and (ii) approved the execution, delivery and performance by Parent and First Financial, respectively, of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, Parent, First Financial and First Bexley intend for federal income tax purposes that the Merger shall qualify as a reorganization under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code and this Agreement shall constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the Treasury Regulations (the “Tax-Free Reorganization”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, certain shareholders of First Bexley have entered into voting agreement with First Financial, effective as of the date hereof and substantially in the form of Exhibit A attached hereto (each a “Voting Agreement”).

NOW, THEREFORE, in consideration of the representations and warranties, covenants and agreements, and subject to the conditions contained herein, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1 Certain Definitions.  As used herein, the following terms shall have the following meanings:

(a) “401(k) Plan” shall mean The First Bexley Bank 401(k) Plan, Plan No. 001.

(b) “Accounting Firm” means Crowe Horwath.

(c) “Acquisition Proposal” shall mean any bona fide proposal or offer for, whether in one transaction or a series of related transactions, a (i) merger, consolidation, share exchange, business combination or similar transaction involving First Bexley, (ii) sale or other disposition, directly or indirectly, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of First Bexley representing 5% or more of the consolidated assets of First Bexley, (iii) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to First Bexley, or (iv) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include any of the transactions contemplated by this Agreement.

(d) “Affiliate” shall mean, with respect to any Person, any other Person that, alone or together with any other Person, directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, such Person. For the purpose of this definition, (i) “control” (including the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by contract, agency or otherwise; and (ii) when used in the context of First Bexley, “Affiliate” shall also mean any

Subsidiary, or any entity which together with First Bexley or any Subsidiary would be deemed a single employer within the meaning of Code Sections 414(b), (c) or (m) or Section 4001 of ERISA. In addition, references to “controlled Affiliate” shall mean, with respect to any Person, any Affiliate of such Person which is controlled by such Person (without regard to any other Affiliates except its Subsidiaries) as determined in accordance with the preceding sentence.

(e) “Affiliated Group” shall mean any affiliated group within the meaning of Code §1504(a) or any similar group defined under a similar provision-of any Applicable Law.

(f) “Applicable Law” or “Law” shall mean and include (i) any statute, decree, constitution, rule, regulation, ordinance, code, requirement, order, judgment, decree, directive or other binding action of or by any Governmental Authority or as to which a party, by the nature of its activities, is subject, (ii) any treaty, pact, compact or other agreement to which any Governmental Authority is a signatory or party or as to which a party, by the nature of its activities, is subject; (iii) any judicial or administrative interpretation of application of any Applicable Law described in (i) or (ii) above; and (iv) any amendment or revision of any Applicable Law described in (i), (ii) or (iii) above.

(g) “Appraisal Cash Amount” shall mean an amount equal to Parent Share Value multiplied by Exchange Ratio further multiplied by the number of Appraisal Shares.

(h) “Business Day” shall mean any day other than Saturday, Sunday, a day which is a legal holiday in Cincinnati, Ohio, or a day on which commercial banks in Cincinnati, Ohio are authorized or required by Applicable Law to close.

(i) “Charter Documents” shall mean with respect to any entity, the certificate of formation, certificate of incorporation, articles of organization, articles of incorporation, bylaws, regulations, operating agreement, limited liability company agreement or other organizational document of such entity and any amendments thereto.

(j) “COBRA” shall mean Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA, and any similar state law.

(k) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(l) “Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of September 23, 2013 between Parent and First Bexley.

(m) “Contract” shall mean any agreement, contract, arrangement or understanding, whether oral or written, that is legally binding on First Bexley or any of its Subsidiaries.

(n) “Employee Benefit Plan” shall mean any plan, agreement or arrangement (including without limitation any “employee benefit plan” as defined in Section 3(3) of ERISA) and any trust or other funding medium relating thereto with respect to which First Bexley has or may have any liability or whereby First Bexley and any of its Affiliates provides or is obligated to provide any benefit, to any current or former officer, director, employee or other individual, including, without limitation, any profit sharing, “golden parachute,” deferred compensation, incentive compensation, stock option, stock purchase, Code Section 125 cafeteria plan or flexible benefit arrangement, rabbi trust, severance, retention, supplemental income, change in control, fringe benefit, perquisite, pension, retirement, health or insurance plans, agreements, or arrangements.

(o) “Environmental Law” shall mean all laws, rules and regulations of any Governmental Authority relating to pollution or the protection of the environment, including, without limitation, laws relating to releases, discharges or disposal of hazardous, toxic or radioactive substances, oils, pollutants or contaminants into the environment or otherwise relating to the distribution, use, treatment, storage, transport or handling of such substances, oils, pollutants or contaminants.

(p) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

(q) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(r) “Exchange Ratio” shall mean a number equal to Total Merger Consideration divided by the total number of shares of First Bexley Common Stock issued and outstanding as of the Effective Time further divided by Parent Share Value.

(s) “Expanded Total Merger Consideration” shall mean the sum of the Total Merger Consideration and the Total Option Cash Consideration.

(t) “FDIC” shall mean the Federal Deposit Insurance Corporation.

(u) “Federal Reserve” shall mean the Board of Governors of the Federal Reserve System.

(v) “Final Income Tax Returns” means First Bexley’s federal, state and local income tax returns required to be filed for the short taxable year ending on and including the Closing Date.

(w) “First Bexley's Knowledge” shall mean the actual knowledge of each of David Mallet, Roger Jenks, Lawrence Miller and Michael Reeve or the knowledge that each such individual would ordinarily have after reasonable investigation based on his or her respective position at First Bexley.

(x) “First Bexley Stock Options” shall mean all options to acquire First Bexley Common Stock issued and outstanding immediately prior to the Closing under the First Bexley Stock Option Plans.

(y) “First Bexley Stock Option Plans” shall mean the 2005 Stock Option and Incentive Plan and the 2013 Stock Option and Incentive Plan.

(z) “First Financial's Knowledge” shall mean the actual knowledge of each of Claude Davis, Anthony Stollings, Richard Barbercheck, Kenneth Lovik and Shannon Kuhl or the knowledge that each such individual would ordinarily have after reasonable investigation based on his or her respective position at First Financial and/or Parent.

(aa) “GAAP” shall mean generally accepted accounting principles in the United States, consistently applied, as in effect from time to time.

(bb) “Governmental Authority” shall mean any governmental, regulatory or administrative body, agency, commission, board, or authority, including any Regulatory Agency, or any court or judicial authority, to which a party, by the nature of its activities, is subject, whether international, national, federal, state or local.

(cc) “Hazardous Substance” shall mean (i) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws, and (ii) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls in concentrations regulated by Environmental Law.

(dd) “IRS” shall mean the Internal Revenue Service.

(ee) “Lien” shall mean any mortgage, lien, pledge, charge, encumbrance, security interest, easement, encroachment or other similar encumbrance or claim.

(ff) “Losses” shall mean losses, liabilities, claims, damages and expenses (including reasonable attorneys’ fees and costs of investigation); provided, that the term “Losses” shall not include any special, punitive or exemplary damages, unless and to the extent such damages are actually paid or required to be paid to a third party.

(gg) “Material Adverse Change” or “Material Adverse Effect” shall mean, with respect to Parent and its Subsidiaries, on the one hand, or First Bexley on the other, any event, change, effect or development that (i) has had or would reasonably be expected to have a material and adverse effect on the condition (financial or otherwise), results of operations or business of First Bexley and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or (ii) has materially impaired or would reasonably be expected to materially impair the ability of First Bexley, on the one hand, or each of Parent and First Financial, on the other, as the case may be, to perform its obligations under this Agreement or otherwise materially impede or delay the consummation of the transactions contemplated by this Agreement; provided, however, that a “Material Adverse Change” or “Material Adverse Effect” shall not be deemed to include events, changes, effects or developments resulting from or arising out of (A) changes after the date of this Agreement in Applicable Law or in GAAP or regulatory accounting requirements or principles, (B) changes after the date of this Agreement in laws, rules or regulations of general applicability to banking organizations (so long as First Bexley, on the one hand, or each of Parent and First Financial, on the other, as the case may be, is not materially disproportionately affected thereby), (C) changes after the date of this Agreement in global, national or regional political conditions or general economic or market conditions, including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes in U.S. or foreign securities markets (so long as First Bexley, on the one hand, or each of Parent and First Financial, on the other, as the case may be, is not materially disproportionately affected thereby), (D) the impact of the public disclosure, pendency or performance of this Agreement or the transactions contemplated hereby including the impact of the transactions contemplated by this Agreement on relationships with customers and employees and the initiation of litigation or other administrative proceeding by any Person with respect to this Agreement or any of the transactions contemplated hereby, (E) any natural disaster, outbreak or escalation of hostilities, declared or undeclared acts or war or terrorism, or any escalation or worsening thereof, whether or not occurring or commenced before or after the date of this Agreement, and (F) with respect to First Bexley, actions taken or omitted to be taken with the prior written consent of Parent or required by this Agreement, or with respect to Parent and its Subsidiaries, actions taken or omitted to be taken with the prior written consent of First Bexley or required by this Agreement, as the case may be.

(hh) “Material Contract” shall mean any of the following Contracts:

(i) any lease of real property;

(ii) any Contract for the purchase, sale, license or lease of tangible or intangible property or services (including materials, supplies, goods, services, equipment or other assets) (other than those specified elsewhere in this definition) that provides for aggregate payments or obligations of $35,000 or more;

(iii) any employment agreement, severance agreement, retention agreement, change of control agreement, consulting agreement or similar Contract that is with any director or executive officer of First Bexley or its Subsidiaries;

(iv) any partnership, joint venture or other similar Contract;

(v) any Contract relating to the acquisition or disposition of any business or operations or, other than in the ordinary course of business, any assets or liabilities (whether by merger, sale of stock, sale of assets, outsourcing or otherwise);

(vi) any indenture, mortgage, promissory note, loan agreement, guarantee, sale and leaseback agreement, capitalized lease or other agreement or commitment by First Bexley or its Subsidiaries for the borrowing of money or the deferred purchase price of property or its Subsidiaries (in either case, whether incurred, assumed, guaranteed or secured by any asset);

(vii) any Contract that creates future payments or obligations in excess of $35,000 in the aggregate and which by its terms does not terminate or is not terminable without penalty or payment upon notice of 90 days or less;

(viii) any naming rights, license, franchise or similar Contract;

(ix) any exclusive dealing or third-party referral agreement imposed on First Bexley or its Subsidiaries or any Contract that contains express noncompetition or nonsolicitation covenants that limit or purport to limit the freedom of First Bexley or its Subsidiaries to compete in any line of business or with any Person or in any area, or to solicit the business of any Person or category of Persons;

(x) any Contract that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or property of First Bexley or its Subsidiaries;

(xi) any memorandum of understanding, consent agreement, stipulation, any commitment letter or other similar Contract with any Governmental Authority; and

(xii) any Contract by First Bexley or its Subsidiaries with First Bexley Shareholders.

(ii) “NASDAQ” or “Nasdaq” shall mean the Nasdaq Global Select Market.

(jj) “OCC” shall mean the Office of the Comptroller of the Currency.

(kk) “Order” shall mean any writ, judgment, injunction, determination, consent, order, decree, stipulation, award or executive order of or by any Governmental Authority.

(ll) “Parent Share Average Closing Price” shall mean the average closing price of Parent Common Stock as reported on the NASDAQ over the twenty (20) consecutive trading day period ending on the third business day prior to the Effective Time, rounded to the nearest whole cent.

(mm) “Parent Share Collar Cap” shall mean the Parent Share Signing Date Price, multiplied by 115%.

(nn) “Parent Share Collar Floor” shall mean the Parent Share Signing Date Price, multiplied by 85%.

(oo) “Parent Share Signing Date Price” shall mean $16.23.

(pp) “Parent Share Value” shall mean the Parent Share Average Closing Price; provided that: (i) if the Parent Share Average Closing Price is less than Parent Share Collar Floor, the Parent Share Value shall be deemed to equal the Parent Share Collar Floor or (ii) if the Parent Share Average Closing Price is greater than Parent Share Collar Cap, the Parent Share Value shall be deemed to equal the Parent Share Collar Cap; provided, further, that the Parent Share Value shall be subject to the adjustment pursuant to Section 7.1(e) by Parent.

(qq) “Permit” shall mean any permit, license, registration, authorization, certificate or approval of or from any Governmental Authority or any Order.

(rr) “Permitted Lien” shall mean (i) Liens for current taxes and assessments not yet past due, (ii) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens and similar Liens arising in the ordinary course of business, and (iii) other Liens and imperfections of title that do not materially detract from the current value of the property subject thereto or materially interfere with the current use by First Bexley of the property subject thereto.

(ss) “Person” shall mean any natural person, bank, corporation, association, partnership, limited liability company, organization, business, firm, trust, joint venture, unincorporated organization or any other entity or organization, including a Governmental Authority.

(tt) “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

(uu) “Property Taxes” means real, personal, and intangible ad valorem property taxes.

(vv) “Proxy Statement/Prospectus” shall mean the prospectus in connection with the issuance of shares of Parent Common Stock to the First Bexley Shareholders pursuant to the Merger, and the proxy statement of First Bexley relating to the First Bexley Shareholders’ approval of this Agreement and the Merger, including any amendments or supplements thereto.

(ww) “Registration Statement” shall mean the registration statement on Form S-4 to register the Parent Common Stock to be issued pursuant to Section 2.7, including any amendments or supplements thereto.

(xx) “Regulatory Approval” shall mean the approval of the OCC, the FDIC, the Ohio Division of Financial Institutions and any other regulatory agency which is required to consummate the transactions contemplated hereby.

(yy) “Related Party” shall mean: (a) any Person that serves as a director or executive officer of First Bexley or any of its Subsidiaries as of the date of this Agreement, (b) any Person controlled by a Person described in (a) above (other than First Bexley or its Subsidiaries), (c) any trust of which a Person described in (a) above is grantor, and (d) any member of the Immediate Family of any Person described in (a) above. For purposes of this definition, the “Immediate Family” of an individual means (x) the individual’s spouse, and (y) the individual’s parents, brothers, sisters and children; and “control” of a specified Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through ownership of voting securities, by contract, agency or otherwise.

(zz) “Representatives” shall mean, with respect to any Person, such Person’s directors, managers, officers, employees, agents, consultants, advisors or other representatives, including, without limitation, legal counsel, accountants and financial advisors.

(aaa) “SEC” shall mean the United States Securities Exchange Commission or any successor thereof.

(bbb) “Securities Act” shall mean the Securities Act of 1933, as amended.

(ccc) “Stock Consideration Ratio” shall mean 80%, as adjusted in accordance with Section 2.7(b).

(ddd) “Subsidiary” and “Significant Subsidiary” shall have the meanings ascribed to them in Rule 1-02 of SEC Regulation S-X.

(eee) “Superior Proposal” shall mean any bona fide written Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) made by a third party, which, upon acceptance by First Bexley, would create a legally binding obligation of such third party (subject to regulatory approval) to consummate the Acquisition Proposal, on terms that First Bexley’s Board of Directors determines in its good faith judgment, based upon the written advice of its outside legal counsel and an independent financial advisor, in both cases, from firms of national stature, (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of First Bexley Common Stock or all, or substantially all, of the assets of First Bexley and its Subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of First Bexley Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to First Bexley’s Shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and (B) is, in light of the other terms of such proposal, more favorable to First Bexley Shareholders than the Merger and the transactions contemplated by this Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

(fff) “Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

(ggg) “Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to any Tax, including any schedule or attachment thereto and including any amendment thereof.

(hhh) “Total Cash Consideration” shall mean Total Merger Consideration, minus Total Stock Consideration.

(iii) “Total Merger Consideration” shall mean an amount equal to $30.50 multiplied by the total number of shares of First Bexley Common Stock issued and outstanding as of the Effective Time.

(jjj) “Total Stock Consideration” shall mean the amount by which Total Merger Consideration exceeds the Appraisal Cash Amount, multiplied by the Stock Consideration Ratio.

(kkk) “Treasury Regulations” means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(lll) “WARN ACT” shall mean the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

(mmm) “Well-Capitalized” shall mean “well-capitalized” as that term is defined in 12 C.F.R. 325.103.

1.2 Other Defined Terms.  The following capitalized terms have the meanings in the Sections indicated below:

Defined Term	Section Reference
Adverse Recommendation Change	2.14(b)
Agreement	First Paragraph
Appraisal Shares	2.12
Audited Financial Statements	3.9(a)
Balance Sheet	3.9(a)
Balance Sheet Date	3.9(a)
Book Entry Shares	2.9(b)
Call Reports	3.9(a)
Cash Fraction	2.7(a)(ii)
Certificate	2.9(b)
Certificate of Merger	2.3
Closing	2.2
Closing Date	2.2
Continuing Employee	5.7(a)
DOL	3.24(a)
Effective Time	2.3
Exchange Agent	2.9(a)
Exchange Agent Agreement	2.9(a)
Exchange Fund	2.9(a)
Excluded Shares	2.7(d)
Financial Statements	3.9(a)
First Bexley	First Paragraph
First Bexley Common Stock	2.7(a)
First Bexley Recommendation	2.14(a)
First Bexley Shareholders	Recitals
First Bexley Shareholders’ Meeting	2.14
Indemnitees	5.10(a)
Intellectual Property Rights	3.21
Interim Balance Sheet	3.9(a)
Interim Balance Sheet Date	3.9(a)
Interim Financial Statements	3.9(a)
Leased Property	3.14(c)
Leases	3.14(c)
Loans	3.17(a)
Non-Competition Agreement	5.14

Defined Term	Section Reference
Notice of Recommendation Change	2.14(b)(iii)
ORC	2.3
Ohio Secretary	2.3
Ohio Superintendent	2.3
Option Cash-Out Agreement	2.8
OREO	3.14(b)
Owned Property	3.14(b)
Parent	First Paragraph
Parent Common Stock	2.7(a)
Parent Plans	5.7(d)
Parent SEC Filings	4.10
Merger Consideration	2.7(a)
Real Property	3.14(c)
Regulatory Agencies	3.5
Surviving Bank	2.1
Tax-Free Reorganization	Recital
Tax-Adjuster Stock Consideration	2.17
Termination Fee	7.2(b)
Total Option Cash Consideration	2.8
Voting Agreement	Recitals

1.3 Other Definitional Provisions.

(a) All terms defined in this Agreement shall have the meanings specified herein when used in any certificates or other documents made or delivered pursuant hereto or thereto, unless expressly stated therein or the context otherwise requires.

(b) Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(c) As used herein, the neuter gender shall also denote the masculine and feminine, and the masculine gender shall also denote the neuter and feminine, where the context so permits.

(d) Any document shall include that document as amended, notated, supplemented or otherwise modified from time to time and includes all exhibits, appendices, schedules, attachments and supplements thereto.

(e) The words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation” whether or not such words appear.

ARTICLE II
THE MERGER

2.1 The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, First Bexley shall merge with and into First Financial. First Financial shall be the surviving entity (hereinafter referred to for the period at and after the Effective Time as the “Surviving Bank”). The Surviving Bank shall continue to exist as a national banking association under the laws of the United States under the name “First Financial Bank, National Association.” Upon consummation of the Merger, the separate legal existence of First Bexley shall terminate.

2.2 Closing.  The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York time, at the offices of Squire Sanders (US) LLP, 221 East Fourth Street, Suite 2900, Cincinnati, Ohio, on a date to be specified by the parties, which date shall be no later than the first Friday that is also a Business Day after satisfaction or waiver of the conditions set forth in ARTICLE VI (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time, place or date, or any or all, are agreed to in writing by the parties hereto. The date on which the Closing occurs is herein referred to as the “Closing Date”.

2.3 Effective Time.  Subject to the provisions of this Agreement, as soon as reasonably practicable on the Closing Date the parties shall cause a certificate of merger (the “Certificate of Merger”) in respect of the Merger to be executed and delivered to the Ohio Superintendent of Financial Institutions (the “Ohio Superintendent”) in the form required by Section 1701.81 of the Ohio Revised Code (“ORC”), and filed by the Ohio Superintendent with the Ohio Secretary of State (the “Ohio Secretary”) under the ORC. The Merger shall become effective upon the filing of the Certificate of Merger with the Ohio Secretary, or such time thereafter, if any, as is agreed to in writing by Parent and First Financial and so provided in the Certificate of Merger filed with the Ohio Secretary. The date and time at which the Merger shall become effective is referred to in this Agreement as the “Effective Time”.

2.4 Effects of the Merger.  From and after the Effective Time, the Merger shall have the effects set forth in Section 1115.11 and Chapter 1701 of the ORC and under the laws of the United States applicable to national banking associations, including, without limitation, 12 U.S.C. Section 215a and the regulations promulgated thereunder. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of First Bexley shall vest in Surviving Bank, and all debts, duties and liabilities of First Bexley shall become the debts, liabilities and duties of Surviving Bank.

2.5 Articles of Association and By-laws of Surviving Bank.  The articles of association of First Financial, as in effect immediately prior to the Effective Time, shall become and remain the articles of association of Surviving Bank until amended in accordance with applicable laws. The by-laws of First Financial, as in effect immediately prior to the Effective Time, shall become and remain the by-laws of Surviving Bank until amended in accordance with applicable laws.

2.6 Directors and Officers of the Surviving Corporation.  Directors and Officers of the Surviving Corporation. As of the Effective Time:

(a) The directors of Surviving Bank shall be the directors of First Financial immediately prior to the Effective Time together with such person, if any, as may be appointed pursuant to Section 5.12, each of whom shall serve as the directors of the Surviving Bank until the next annual meeting of shareholders and until such time as their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal from office.

(b) The officers of Surviving Bank shall be the officers of First Financial immediately prior to the Effective Time, each of whom shall serve until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the articles of association and by-laws of Surviving Bank.

2.7 Conversion of Securities.

(a) Merger Consideration.  At the Effective Time, subject to Section 2.7(b) and the other provisions of this Agreement, each share of the common stock of First Bexley, without par value (the “First Bexley Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares and any Appraisal Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and shall thereafter represent the right to receive (in each case subject to ARTICLE VII) the following consideration (the “Merger Consideration”): (x) cash in an amount equal to Parent Share Value, multiplied by the Exchange Ratio, further multiplied by the difference between (a) 100% minus (b) the Stock Consideration Ratio, and (y) the number of shares of Parent common stock (the “Parent Common Stock”) (together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 2.9(e)) equal to the Exchange Ratio, multiplied by the Stock Consideration Ratio.

(b) Stock Consideration Ratio Adjustment.  Notwithstanding anything in this Agreement to the contrary, (i) if the Parent Share Average Closing Price is less than Parent Share Collar Floor, First Bexley may, upon written notice to First Financial and Parent, reduce the Stock Consideration Ratio to no less than 75%, and (ii) if the Parent Share Average Closing Price is more than Parent Share Collar Cap, First

Financial may, upon written notice to First Bexley, reduce the Stock Consideration Ratio to no less than 75%; provided that no such reduction shall be permitted if it would result in a failure of the Tax-Free Reorganization.

(c) Cancellation of Shares.  Shares of First Bexley Common Stock, when converted in accordance with Section 2.7(a), shall cease to be outstanding and shall automatically be canceled and cease to exist, and each holder of a Certificate or Book Entry Share shall cease to have any rights with respect thereto, except the right to receive in respect of each share of First Bexley Common Stock previously represented thereby (i) the consideration set forth in Section 2.7(a), (ii) any dividends or other distributions in accordance with Section 2.9(c), and (iii) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 2.9(e), in each case without interest, and in each case to be issued or paid in consideration therefor upon the surrender of such Certificate or Book Entry Share in accordance with Section 2.9.

(d) Treasury Stock; Excluded Shares.  All shares of First Bexley Common Stock held by First Bexley as treasury shares or by Parent or First Financial or by any wholly-owned Subsidiary of Parent, First Financial or First Bexley immediately prior to the Effective Time shall automatically be canceled and cease to exist as of the Effective Time and no consideration shall be delivered or deliverable therefor (all such shares, the “Excluded Shares”).

2.8 First Bexley Stock Options.  Prior to the Effective Time, First Bexley shall enter into such option cash-out agreements (the “Option Cash-out Agreements”), each substantially in the form attached as Exhibit B, and take such further actions as may, in First Financial’s reasonable discretion, be necessary such that immediately prior to the Effective Time each First Bexley Stock Option, whether or not then exercisable, shall be cancelled and only entitle the holder thereof, as soon as reasonably practicable after surrender thereof, to receive an amount in cash, without interest, equal to the product of (x) the total number of First Bexley Common Shares subject to such First Bexley Stock Option multiplied by (y) the excess, if any, of (a) the Exchange Ratio multiplied by the Parent Share Value over (b) the exercise price for the applicable First Bexley Stock Option (the aggregate of such amounts referred to herein as the “Total Option Cash Consideration”), less applicable Taxes required to be withheld with respect to such payment. At the Effective Time, each First Bexley Stock Option to purchase a share of First Bexley Common Stock whether or not then exercisable shall terminate and be of no further effect and any rights thereunder to purchase shares of First Bexley Common Stock shall also terminate and be of no further force or effect.

2.9 Exchange of First Bexley Common Stock.

(a) Exchange Agent.  Prior to the Effective Time, First Financial shall deposit, or shall cause to be deposited, with U.S. Bank National Association (the “Exchange Agent”), for the benefit of the holders of shares of First Bexley Common Stock, for exchange in accordance with this ARTICLE II, through the Exchange Agent, sufficient cash and Parent Common Stock to make all deliveries of cash and Parent Common Stock as required by this ARTICLE II, including the Merger Consideration, pursuant to an exchange agent agreement among First Financial and the Exchange Agent (the “ Exchange Agent Agreement”) in the form attached as Exhibit C with such modifications thereto as are reasonably acceptable to the parties hereto. First Financial agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.9(c) and to make payments in lieu of fractional shares pursuant to Section 2.9(e). Any cash and Parent Common Stock deposited with the Exchange Agent (including as payment for any dividends or other distributions in accordance with Section 2.9(c) and fractional shares in accordance with Section 2.9(e)) shall hereinafter be referred to as the “Exchange Fund”. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for shares of First Bexley Common Stock pursuant to this Agreement out of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by First Financial, provided that no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of shares of First Bexley Common Stock or payments due to holders of First Bexley Stock

Options. Any interest and other income resulting from such investments shall be paid to First Financial. Except as contemplated by this Agreement and the Exchange Agent Agreement, the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.  As promptly as practicable after the Effective Time, First Financial shall instruct the Exchange Agent to mail to each record holder, as of the Effective Time, of an outstanding Certificate or Book Entry Share that immediately prior to the Effective Time represented shares of First Bexley Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the shares of First Bexley Common Stock shall pass, only upon proper delivery of the corresponding certificates (the “Certificates”) representing such shares to the Exchange Agent or receipt by the Exchange Agent of an “agent’s message” with respect to non-certificated shares represented by book entry (“Book Entry Shares”), and shall be in customary form as directed by First Financial and reasonably acceptable to First Bexley), and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for the Merger Consideration payable in respect of the shares of First Bexley Common Stock represented thereby. Promptly after the Effective Time, upon surrender of Certificates or Book Entry Shares for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holders of such Certificates or Book Entry Shares shall be entitled to receive in exchange therefor, upon completion of the calculations required by Section 2.7, (A) shares of Parent Common Stock representing, in the aggregate, the whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 2.7 and (B) a check in the amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to Section 2.7, dividends and other distributions pursuant to Section 2.9(c) and cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.9(e). No interest shall be paid or accrued on any Merger Consideration. In the event of a transfer of ownership of shares of First Bexley Common Stock which is not registered in the transfer records of First Bexley, the Merger Consideration payable in respect of such shares of First Bexley Common Stock may be paid to a transferee if the Certificate representing such shares of First Bexley Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.

(c) Distributions with Respect to Unexchanged First Bexley Common Stock.  No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book Entry Share with respect to the Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate or Book Entry Share and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder until such holder shall surrender such Certificate or Book Entry Share in accordance with this Section 2.9. Subject to applicable Law, following surrender of any such Certificate or Book Entry Share, there shall be paid to such holder of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of any cash due pursuant to Section 2.7 and cash payable in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.9(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such holder’s whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such holder’s whole shares of Parent Common Stock.

(d) Further Rights in First Bexley Common Shares.  The Merger Consideration issued upon conversion of a share of First Bexley Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.9(c) or Section 2.9(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such share of First Bexley Common Stock.

(e) Fractional Shares.  No certificates or scrip or Parent Common Stock representing fractional shares of Parent Common Stock or book entry credit of the same shall be issued upon the surrender for exchange of Certificates or Book Entry Shares, no dividend or other distribution, stock split or interest shall relate to any such fractional share and such fractional share shall not entitle the owner thereof to vote or to have any rights as a holder of any Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of First Bexley Common Stock exchanged in the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount, rounded to the nearest whole cent, equal to the product of (i) the Parent Share Value and (ii) the fraction of a share of Parent Common Stock that such holder would otherwise be entitled to receive pursuant to Section 2.7 hereof.

(f) Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of First Bexley Common Stock after one hundred eighty (180) days following the Effective Time shall be delivered to First Financial upon demand and, from and after such delivery to First Financial, any former holders of First Bexley Common Stock (other than Appraisal Shares) who have not theretofore complied with this ARTICLE II shall thereafter look only to First Financial for the Merger Consideration payable in respect of such shares of First Bexley Common Stock. Any amounts remaining unclaimed by holders of shares of First Bexley Common Stock immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by Applicable Law, thereupon become the property of First Financial free and clear of any Liens, claims or interest of any Person previously entitled thereto.

(g) No Liability.  Neither Parent, First Financial nor Surviving Bank shall be liable to any holder of shares of First Bexley Common Stock for any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official or Governmental Authority in the reasonable belief that such delivery was required pursuant to any abandoned property, escheat or similar law.

(h) Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed in form and substance acceptable to First Financial and, if required by First Financial, the posting by such Person of a bond, in such reasonable amount as First Financial may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of First Bexley Common Stock represented by such Certificate.

(i) Withholding.  Each of Parent, Surviving Bank and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of First Bexley Common Stock or First Bexley Stock Options such amounts as Parent, Surviving Bank or the Exchange Agent is required to deduct and withhold under the Code or any provision of state, local, or foreign Tax law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, Surviving Bank or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of First Bexley Common Stock or First Bexley Stock Options in respect of whom such deduction and withholding was made by First Financial, the Surviving Corporation or the Exchange Agent, as the case may be.

(j) Book Entry.  All shares of Parent Common Stock to be issued in the Merger shall be issued in book entry form, without physical certificates; provided that Parent may issue any of such shares in physical form at its sole discretion.

2.10 Certain Adjustments.  If, after the date of this Agreement and at or prior to the Effective Time, the outstanding shares of Parent Common Stock or First Bexley Common Stock are changed into a different number of shares or type of securities by reason of any reclassification, recapitalization, split-up, stock split, subdivision, combination or exchange of shares, or any dividend payable in stock or other securities is declared thereon or rights issued in respect thereof with a record date within such period, or any similar event occurs, the portion of the Expanded Total Merger Consideration that is allocable to each share of First Bexley

Common Stock and each First Bexley Stock Option will be adjusted accordingly to provide to the holders thereof the same economic effect as contemplated by this Agreement prior to such adjustment event.

2.11 Transfer Books; No Further Ownership Rights in First Bexley Common Stock.  At the Closing Date, the stock transfer books of First Bexley shall be closed and thereafter there shall be no further registration of transfers of shares of First Bexley Common Stock on the records of First Bexley, except for the cancellation of such shares in connection with the Merger. From and after the Effective Time, the holders of Certificates that evidenced ownership of shares of First Bexley Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, bona fide Certificates are presented to Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this ARTICLE II.

2.12 Appraisal Rights.  Notwithstanding anything in this Agreement to the contrary, shares of First Bexley Common Stock issued and outstanding immediately prior to the Effective Time as to which the holder of such shares shall have (i) not voted in favor of the Merger nor consented thereto in writing, (ii) properly complied with the provisions of Sections 1115.19 and 1701.85 of the ORC as to appraisal rights and any other Applicable Law and (iii) not effectively withdrawn or lost such holder’s rights to appraisal (each, an “Appraisal Share”), if any, shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 2.7, but instead at the Effective Time shall become the right to payment, solely from the Surviving Bank, of the fair value of such shares in accordance with the provisions of the ORC. At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and cease to exist. Notwithstanding the foregoing, if any such holder (A) fails to perfect or otherwise shall waive, withdraw or lose the right to appraisal under the ORC, (B) fails to establish his entitlement to appraisal rights as provided in the ORC, or (C) fails to take any action the consequence of which is that such holder is not entitled to payment for his shares under the ORC or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the ORC, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under the ORC shall be forfeited and cease and if such forfeiture shall occur following the Closing Date, each of such holder’s Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive, without interest thereon, the Merger Consideration pursuant to Section 2.7. First Bexley shall deliver prompt notice to First Financial of any demands for appraisal of any shares of First Bexley Common Stock and provide First Financial with the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the ORC. Prior to the Effective Time, First Bexley shall not, without the prior written consent of First Financial, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

2.13 Proxy and Registration Statement.  As promptly as reasonably practicable following the date of this Agreement, Parent and First Bexley shall prepare the Registration Statement on Form S-4 or other applicable form, which Parent shall file with the SEC and will include the Proxy Statement/Prospectus. Each of Parent and First Bexley shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. First Bexley will cause the Proxy Statement/Prospectus to be mailed to First Bexley Shareholders as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state securities laws in connection with the issuance and reservation of Parent Common Stock in the Merger, and First Bexley shall furnish all information concerning First Bexley and the holders of First Bexley Common Stock, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. Parent will advise First Bexley promptly after it receives oral or written notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or First Bexley, or any of their respective affiliates, officers or directors, is discovered by Parent or First Bexley which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to First Bexley Shareholders.

2.14 Shareholders Meetings.

(a) First Bexley shall take all action necessary in accordance with applicable laws and First Bexley’s current articles of incorporation and regulations to duly give notice of, convene and hold a meeting of its shareholders (the “First Bexley Shareholders’ Meeting”), to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, for the purposes of obtaining the approval of First Bexley Shareholders to adopt this Agreement. First Bexley shall, acting through its Board of Directors, (x) recommend that First Bexley Shareholders adopt this Agreement (the “First Bexley Recommendation”) and (y) use reasonable best efforts to solicit from First Bexley Shareholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of First Bexley Shareholders required by Applicable Law to obtain such approvals, except to the extent First Bexley’s Board of Directors has made an Adverse Recommendation Change (as defined below) in accordance with the terms of this Agreement.

(b) Neither First Bexley’s Board of Directors nor any committee thereof shall, except as expressly permitted by this Section, (x) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Parent or First Financial, the First Bexley Recommendation or (y) approve or recommend, or propose to approve or recommend, any Acquisition Proposal (each, an “Adverse Recommendation Change”). Notwithstanding the foregoing, First Bexley’s Board of Directors may make an Adverse Recommendation Change if and only if:

(i) First Bexley’s Board of Directors determines in good faith, based upon the written advice of its outside legal counsel and independent financial advisor, in both cases, from firms of national nature, that it has received an Acquisition Proposal (that did not result from a breach of Section 5.9) that is a Superior Proposal;

(ii) First Bexley’s Board of Directors determines in good faith, based upon the written advice of such outside legal counsel, that a failure to accept such Superior Proposal would result in First Bexley’s Board of Directors breaching its fiduciary duties to First Bexley and its Shareholders under Applicable Law;

(iii) First Bexley’s Board of Directors provides written notice (a “Notice of Recommendation Change”) to First Financial of its receipt of the Superior Proposal and its intent to make an Adverse Recommendation Change on the fifth Business Day following delivery of such notice, which notice shall specify the material terms and conditions of the Superior Proposal (and include a copy thereof with all accompanying documentation, which, for purposes of clarity, shall not include written advice of such outside legal counsel or such independent financial advisor) and identifying the Person or Persons making such Superior Proposal (it being understood that any amendment to any material term of such Acquisition Proposal shall require a new Notice of Recommendation Change, except that, in such case, the five Business Day period referred to in this clause (iii) and in clauses (iv) and (v) shall be reduced to three Business Days following the giving of such new Notice of Recommendation Change);

(iv) after providing such Notice of Recommendation Change, First Bexley shall negotiate in good faith with First Financial (if requested by First Financial) and provide First Financial reasonable opportunity during the subsequent five (or three, as applicable) Business Day period to make such adjustments in the terms and conditions of this Agreement as would enable First Bexley’s Board of Directors to proceed without an Adverse Recommendation Change; provided, however, that

(a) First Financial shall not be required to propose any such adjustments, and (ii) no Adverse Recommendation Change shall be made by First Bexley’s Board of Directors nor any committee thereof if First Financial shall have offered to adjust, modify or amend the terms of this Agreement to provide for substantially identical terms and conditions as Superior Proposal; and

(v) First Bexley’s Board of Directors, following such five (or three, as applicable) Business Day period, again determines in good faith, based upon the written advice of such outside legal counsel and such independent financial advisor, that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would violate their fiduciary duties to First Bexley and the First Bexley Shareholders under Applicable Law.

2.15 Closing Deliveries by First Bexley.  At the Closing, First Bexley shall deliver or cause to be delivered to First Financial:

(a) a certificate of the Secretary of First Bexley, dated as of the Closing Date, certifying to: (i) the charter documents of First Bexley; (ii) resolutions of the board of directors of First Bexley approving the Merger and the execution, delivery and performance of this Agreement; and (iii) action by First Bexley Shareholders holding the requisite voting power under its Charter Documents and Applicable Law approving the Merger and the execution, delivery and performance of this Agreement;

(b) a certificate, dated as of the Closing Date and signed by a duly authorized officer of First Bexley, certifying that each of the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied;

(c) the Exchange Agent Agreement duly executed by the Exchange Agent;

(d) a certificate that satisfies the requirements of Treasury Regulations Section 1.1445-2(c)(3), duly executed by an authorized officer of First Bexley, confirming that First Bexley is not and has never been a United States real property holding corporation.;

(e) each Option Cash-Out Agreement duly executed by First Bexley and the holder of the applicable First Bexley Stock Options; and

(f) such other documents as First Financial reasonably deems necessary or appropriate to consummate the transactions contemplated by this Agreement.

2.16 Closing Deliveries by First Financial.  At the Closing, First Financial shall deliver or cause to be delivered to First Bexley:

(a) evidence reasonably satisfactory to First Bexley of the payment of the Merger Consideration to the Exchange Agent;

(b) a certificate of the Secretary of each of Parent and First Financial, dated as of the Closing Date, certifying the: (i) resolutions of the board of directors of Parent and First Financial, as applicable, approving the Merger and the execution, delivery and performance of this Agreement; and (ii) incumbency and signatures of the officers of Parent and First Financial executing this Agreement and any other certificate or document delivered by Parent and First Financial in connection with this Agreement;

(c) a certificate, dated as of the Closing Date and signed by a duly authorized officer of each of Parent and First Financial, that each of the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied;

(d) the Exchange Agent Agreement duly executed by First Financial and the Exchange Agent; and

(e) such other documents as First Bexley reasonably deems necessary or appropriate to consummate the transactions contemplated by this Agreement.

2.17 Tax Adjustment.  Notwithstanding anything in this Agreement to the contrary, to preserve the Tax-Free Reorganization, if the aggregate value of the shares of Parent Common Stock to be issued in connection with the Merger (excluding the value of fractional shares for which cash is to be paid pursuant to Section 2.9(e)) based upon the closing price of the Parent Common Stock as reported on the NASDAQ on the trading day immediately preceding the Closing Date (the “Tax Adjuster Stock Consideration”) would be less than 40% of the sum of the Tax-Adjuster Cash Consideration (as defined below) and the Tax-Adjuster Stock Consideration, then the Exchange Ratio will be increased with a corresponding decrease to the Total Cash Consideration so that the Tax-Adjuster Stock Consideration is equal to 40% of the sum of the Tax-Adjuster Stock Consideration and the Tax-Adjuster Cash Consideration without changing the value of the Total Merger Consideration. For purposes of this Agreement, the term “Tax-Adjuster Cash Consideration” shall mean the sum of (i) the aggregate cash consideration to be paid in exchange for the First Bexley Common Stock (including, without limitation, the Appraisal Cash Amount) and (ii) the aggregate cash consideration to be paid in lieu of fractional shares of First Bexley Common Stock pursuant to Section 2.9(e).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF FIRST BEXLEY

First Bexley hereby makes the following representations and warranties to Parent and First Financial, as of the date of this Agreement and as of the Closing (except to the extent made only as of a specified date, in which case as of such date), except as set forth in the written Disclosure Schedule delivered by First Bexley to Parent. Such First Bexley Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this ARTICLE III, and the disclosures in any section or subsection of the First Bexley Disclosure Schedule shall qualify other sections and subsections in this ARTICLE III only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

3.1 Organization.

(a) First Bexley is an Ohio state-chartered commercial bank (i) duly organized, validly existing and in good standing under the laws of the State of Ohio, (ii) with all requisite power and authority to own and operate its properties and to carry on its business as presently conducted, and (iii) duly qualified and in good standing in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect. True, complete and correct copies of the Charter Documents of First Bexley, as in effect as of the date of this Agreement, have previously been made available to the Parent and First Financial.

3.2 Authority; Binding Nature.

(a) First Bexley has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by First Bexley of this Agreement and the consummation by First Bexley of the transactions contemplated by this Agreement, have been duly and validly approved by the board of directors of First Bexley. Subject to the First Bexley Shareholders’ approval as contemplated by Section 6.2(c), no other corporate proceedings on the part of First Bexley are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by First Bexley and constitutes (assuming due authorization, execution and delivery by Parent and First Financial) the legal, valid and binding obligations of First Bexley enforceable against First Bexley in accordance with its terms, except as such enforceability may be limited by applicable laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator or receiver, bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting creditors’ rights and remedies generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b) First Bexley and its Subsidiaries have taken all reasonable actions by them in order to exempt this Agreement and the transactions contemplated hereby from the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “anti-greenmail,” “business combination” or other antitakeover Laws of the State of Ohio to the extent such antitakeover Laws are applicable to the transactions contemplated by this Agreement. First Bexley and its Subsidiaries have taken all action required to be taken by it or its Subsidiaries in order to make this Agreement and the transactions contemplated hereby comply with, and the transactions contemplated hereby do comply with, the requirements of any provisions of their respective Charter Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

3.3 No Conflicts.  The execution, delivery and performance of this Agreement by First Bexley, and the consummation of the transactions contemplated hereby, do not and will not (a) conflict with, or result in a breach or violation of or default under, any terms or conditions of the Charter Documents of First Bexley or any of its Subsidiaries, or (b) assuming that the consents and approvals referred to in Section 3.4 hereof are duly obtained, (x) conflict with or violate in any material respect any Applicable Law as to First Bexley or any of its Subsidiaries, (y) result in any material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation pursuant to, any Material Contract, or (z) result in the creation or imposition of any Lien on any of the assets of First Bexley or its Subsidiaries.

3.4 Consents and Approvals.  Other than the Regulatory Approvals and such other filings, authorizations, consents, notices or approvals as may be set forth on Schedule 3.4, no consents, approvals, authorizations or other actions by, or filings with or notifications to, any Person or any Governmental Authority on the part of First Bexley are required in connection with the execution, delivery and performance by First Bexley of this Agreement, and the consummation of the transactions contemplated hereby.

3.5 Regulatory Matters.  First Bexley has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2010 with (i) the FDIC; (ii) the Ohio Division of Financial Institutions (“ODFI”) and any predecessor agency; and (iii) any other applicable bank regulatory agencies (collectively, “Regulatory Agencies”) and have paid all applicable fees, premiums and assessments due and payable thereto. Each such report, registration and statement, including financial statements, exhibits and schedules thereto, complied, in all material respects, with Applicable Law. Except as set forth in Schedule 3.5, neither First Bexley nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of any Governmental Authority that restricts, or by its terms will in the future restrict, the conduct of its business in any material respect. Except as set forth in Schedule 3.5, there is no unresolved written violation, criticism, comment or exception by any Regulatory Agency or other Governmental Authority with respect to any report or statement relating to any examinations or inspections of the business operations of First Bexley.

3.6 Capitalization.

(a) The authorized capital stock of First Bexley consists of (i) 18,000,000 shares of First Bexley Common Stock, of which 1,381,239 shares are issued and outstanding as of the date of this Agreement, and none of which are held in treasury, and (ii) 2,000,000 preferred shares, none of which are issued and outstanding. The above issued and outstanding shares of First Bexley Common Stock constitute all of the issued and outstanding capital stock of First Bexley as of the date of this Agreement, and have been duly authorized, validly issued and are fully paid and nonassessable. None of the shares of First Bexley Common Stock have been issued or disposed of in violation of any preemptive rights of any Person. As of the date of this Agreement, 128,298 shares of First Bexley Common Stock were reserved for issuance upon the exercise of outstanding First Bexley Stock Options and 75,000 shares of First Bexley Common Stock were available for future grants of stock options under the First Bexley Stock Option Plans. First Bexley has furnished to First Financial a true, complete copy of the First Bexley Stock Option Plans, and Schedule 3.6(a) sets forth a list of all participants in the First Bexley Stock Option Plans as of the date hereof and identifies the number of shares of First Bexley Common Stock subject to First Bexley Stock Options held by each participant therein, the exercise price or prices of such First Bexley Stock Options and the dates each First Bexley Stock Option was granted, becomes exercisable and expires.

(b) Except as disclosed in Schedule 3.6(b), there are no outstanding (i) rights, plans, options, warrants, calls, conversion rights or any agreements, arrangements or commitments of any kind or character (either firm or conditional) obligating First Bexley or any of its Affiliates to issue, deliver or sell, or cause to be delivered or sold, any capital stock of First Bexley, or any securities exchangeable for or convertible into the capital stock of First Bexley, (ii) contractual obligations of First Bexley or any of its Affiliates, or rights of a Person, to repurchase, redeem or otherwise acquire any shares of capital stock of First Bexley or its Subsidiaries, or (iii) proxies, voting agreements, voting trusts, preemptive rights, rights of first refusal, rights of first offer, rights of co-sale or tag-along rights, shareholder agreements or other rights, understandings or arrangements regarding the voting or disposition of the shares of First Bexley Common Stock (except for the Voting Agreements delivered in connection with this Agreement). No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the holders of capital stock may vote have been issued by First Bexley and are outstanding.

3.7 Deposits.  The deposit accounts of First Bexley are insured by the FDIC to the fullest extent permitted by Applicable Law, and all premiums and assessments required to be paid in connection therewith have been duly, timely and fully paid. All interest has been properly accrued on the deposit accounts of First Bexley, and First Bexley’s records accurately reflect such accrual of interest. Except as disclosed on Schedule 3.7, the deposit accounts of First Bexley have been originated and administered in accordance with the terms of the respective governing documents and in compliance with all Applicable Laws. First Bexley has not received written notice of any loss or potential loss of any material business or customers related to the deposit accounts of First Bexley. To First Bexley’s Knowledge, there is no action by the FDIC to terminate First Bexley’s deposit insurance and First Bexley has not received any written claim or notice threatening action alleging any of the foregoing.

3.8 Subsidiaries.

(a) Schedule 3.8(a) sets forth a true and complete list of each Subsidiary of First Bexley.

(b) Other than as set forth on Schedule 3.8(b), there are no corporations, partnerships, limited liability companies, associations or other entities in which First Bexley owns any equity or other interest. All outstanding shares or ownership interests of First Bexley’s Subsidiaries are validly issued, fully paid and nonassessable and owned by First Bexley free and clear of any Liens other than Permitted Liens.

3.9 Financial Information.

(a) Copies of (i) First Bexley’s consolidated audited financial statements including the financial information of First Bexley as of December 31, 2012, 2011 and 2010 and the related statements of operations and changes in shareholders’ equity and cash flows for the years then ended (the “Audited Financial Statements”), and unaudited financial statements including the balance sheet of First Bexley as of September 30, 2013 and the related statements of operations and changes in shareholders’ equity and cash flows for the nine month period then ended (the “Interim Financial Statements ”) and (ii) the Consolidated Reports of Condition and Income of First Bexley that were filed by First Bexley in 2013 and 2012 (such reports, the “Call Reports”) that are publicly available ((i) and (ii) collectively, the “Financial Statements”) have previously been made available to Parent and First Financial. The balance sheet of First Bexley as of December 31, 2012 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date.” The balance sheet of First Bexley as of September 30, 2013 is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date.”

(b) Subject to the assumptions and qualifications set forth therein, the Financial Statements, when read together, present fairly, in all material respects, the financial position of First Bexley, at their dates and the results of operations and changes in shareholders’ equity of First Bexley for the periods indicated, and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby.

(c) Except as set forth in the Financial Statements or on any Schedules hereto, First Bexley is not liable upon or with respect to, or obligated in any other way to provide funds in respect of or to guarantee or assume in any manner, any debt, obligation or dividend of any Person (other than debts or obligations of First Bexley). First Bexley is not currently liable for, or obligated to pay, any deferred purchase price amount arising from the acquisition of the equity or assets of a Person.

(d) The records, systems, controls, data and information of First Bexley and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and control of First Bexley or its Subsidiaries or accountants (including all means of access thereto and therefrom). First Bexley and its Subsidiaries have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with its management’s general or specific authorizations and (ii) transactions are recorded in conformity with GAAP and Applicable Law.

3.10 Disclosure.  No representation or warranty contained in this Agreement, and no statement contained in any certificate, list or other writing, including but not necessarily limited to First Bexley's disclosure schedule furnished to First Financial pursuant to the provisions hereof, contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which such statements were made, not misleading.

3.11 Ordinary Course; Lack of Material Adverse Change.  From the Balance Sheet Date through the Closing Date, except as reflected in the Interim Financial Statements, as set forth in Schedule 3.11, First Bexley has operated only in the ordinary course of business consistent with past practice, and there has not been any Material Adverse Change.

3.12 No Undisclosed Liabilities.  Neither First Bexley nor its Subsidiaries has any liability or obligation (whether absolute, accrued, contingent or otherwise), except for (i) those liabilities that are reflected or reserved against on the Financial Statements (including any notes thereto), (ii) those liabilities incurred in the ordinary course of business consistent with past practice from the Balance Sheet Date through the date of this Agreement, (iii) those liabilities incurred in connection with this Agreement and the transactions contemplated hereby and (iv) those liabilities and obligations, if any, set forth in Schedule 3.12.

3.13 Taxes.

(a) (i) All federal and state Tax Returns and all other material Tax Returns that were or are required to be filed on or before the Closing Date by First Bexley or its Subsidiaries have been or will be timely filed on or before the Closing Date, and all such Tax Returns are or will be true, correct and complete in all material respects and were or will be prepared in substantial compliance with all Applicable Laws; (ii) all Taxes due and owing by First Bexley or its Subsidiaries (whether or not shown on the Tax Returns referred to in clause (i)) have been or will be timely paid in full on or before the Closing Date; (iii) all deficiencies asserted in writing or assessments made in writing by the relevant taxing authority in connection with any of the Tax Returns referred to in clause (i) have been or will be timely paid in full on or before the Closing Date; and (iv) no issues that have been raised in writing by the relevant taxing authority in connection with any of the Tax Returns referred to in clause (i) are pending as of the date of this Agreement, or, if pending, have been specifically identified by First Bexley to Parent and First Financial and adequately reserved for in the Financial Statements. Neither First Bexley nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return.

(b) No federal, state, local or non-U.S. tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to First Bexley or any of its Subsidiaries. Neither First Bexley nor its Subsidiaries has received from any federal, state, local or non-U.S. taxing authority (including jurisdictions where First Bexley or its Subsidiaries have not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any taxing authority against First Bexley or any of its Subsidiaries. Schedule 3.13(b) lists all Tax Returns filed by First Bexley and its Subsidiaries for taxable periods ended on or after December 31, 2011, indicates those Tax Returns that have been audited and indicates those Tax Returns that currently are the subject of audit. Parent and First Financial have received correct and complete copies of all federal and state Tax Returns filed by First Bexley for taxable periods ended on or after December 31, 2011 and all examination reports and statements of deficiencies related to federal and state income Tax assessed against or agreed to by First Bexley with respect to those taxable periods.

(c) There are no Liens on First Bexley’s or any of its Subsidiaries’ assets that arose in connection with any failure (or alleged failure) to pay any Tax other than Liens for Taxes not yet due and payable.

(d) Neither First Bexley nor any of its Subsidiaries has waived any statute of limitations in respect of income Taxes or agreed to any extension of time with respect to an income Tax assessment or deficiency.

(e) First Bexley and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(f) Except as listed on Schedule 3.13(f), neither First Bexley nor any of its Subsidiaries is (or has been) a party to any Tax allocation or sharing agreement. Neither First Bexley nor any of its Subsidiaries (A) has been a member of an Affiliated Group filing a consolidated federal Tax Return (other than a group the common parent of which was First Bexley); or (B) has any liability for Taxes of any Person (other than First Bexley or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law) as a transferee, successor, by contract or otherwise. Any Tax allocation or sharing agreement that is listed on Schedule 3.13(f) will be terminated as of the Closing Date and will have no further effect for any taxable year (whether the current year, a future year or a past year). As of the Closing Date, First Bexley and its Subsidiaries shall have no further liability or claim under such Tax allocation or sharing agreements.

(g) Except as listed on Schedule 3.13(g), there are no joint ventures, partnerships, limited liability companies, or other arrangements or contracts to which First Bexley or any Subsidiary is a party and that could be treated as a partnership for federal income Tax purposes.

(h) Neither First Bexley nor any Subsidiary has, nor has it ever had, a “permanent establishment” in any foreign country, as such term is defined in any applicable Tax treaty or convention between the United States and such foreign country, nor has it otherwise taken steps that have exposed, or will expose, it to the taxing jurisdiction of a foreign country.

(i) No claim has been made in the last five (5) years by a taxing authority in a jurisdiction where First Bexley or any Subsidiary does not file Tax Returns that First Bexley (or such Subsidiary) is or may be subject to taxation by that jurisdiction nor is there any factual or legal basis for any such claim.

(j) Neither First Bexley nor any Subsidiary has, in the last five (5) years, distributed stock of another corporation, or had its stock distributed by another corporation, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(k) Neither First Bexley nor any Subsidiary is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l) Neither First Bexley nor any Subsidiary participates in or cooperates with (or has at any time participated in or cooperated with) an international boycott within the meaning of Section 999 of the Code.

(m) Neither First Bexley nor any Subsidiary has engaged in any transaction that, as of the date hereof, is a “listed transaction” under Treasury Regulations Section 1.6011-4(b)(2). First Bexley and each Subsidiary have disclosed in their Tax Returns all information required by the provisions of the Treasury Regulations issued under Section 6011 of the Code with respect to any “reportable transaction” as that term is defined in Section 6707A(c) of the Code.

(n) No gain recognition agreements have been entered into by either First Bexley or any Subsidiary, and, except as listed on Schedule 3.13(n), neither First Bexley nor any of its Subsidiaries has obtained a private letter ruling or closing agreements from the Internal Revenue Service (or any comparable ruling from any other taxing authority).

(o) Neither First Bexley nor any Subsidiary is or has at any time been (A) a “controlled foreign corporation” as defined by Section 957 of the Code; (B) a “personal holding company” as that term has been defined from time to time in Section 542 of the Code; (C) a “passive foreign investment company” nor has First Bexley or any Subsidiary at any time held directly, indirectly, or constructively shares of any “passive foreign investment company” as that term has been defined from time to time in Section 1296 or 1297 of the Code.

(p) First Bexley and each Subsidiary is in full compliance with all the terms and conditions of any Tax exemption or other Tax reduction agreement or order of a foreign or state government and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption or other Tax reduction agreement or order.

(q) Except as listed on Schedule 3.13(q), there is no agreement, contract or arrangement to which First Bexley or any Subsidiary is a party that could, individually or collectively, result in the payment of any amount that would not be deductible by reason of Sections 280G (as determined without regard to Section 280G(b)(4) (or any corresponding provision of state, local or non-U.S. Tax law), 162 (other than 162(a)), or 404 of the Code.

(r) Neither First Bexley nor any Subsidiary has been, nor will any of them be, required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date (i) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions, events, or accounting methods employed prior to the transactions contemplated hereby, (ii) as a result of any installment sale or open transaction disposition made on or prior to the Closing Date, or (iii) as a result of any prepaid amount received on or prior to the Closing Date; (iv) as a result of an election under Section 108(i) of the Code; or (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law).

(s) First Bexley and its Subsidiaries have complied in all material respects with all applicable unclaimed property Laws. Without limiting the generality of the foregoing, First Bexley and each Subsidiary has established and followed procedures to identify any unclaimed property and, to the extent required by Applicable Law, remit such unclaimed property to the applicable Governmental Authority. First Bexley’s and each Subsidiary’s records are adequate to permit a Governmental Authority or other outside auditor to confirm the foregoing representations.

(t) All transactions for taxable years for which the statute of limitations is still open (including but not limited to sales of goods, loans, and provision of services) between (i) First Bexley or any Subsidiary and (ii) any other Person that is controlled directly or indirectly by First Bexley (within the meaning of Section 482 of the Code) were effected on arms’-length terms and for fair market value consideration.

(u) The unpaid Taxes of First Bexley and each Subsidiary (a) did not, as of September 30, 2013, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Interim Balance Sheet (rather than in any notes thereto) and (b) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of First Bexley and each Subsidiary in filing its Tax Returns. Since the date of the Interim Balance Sheet, neither First Bexley nor any Subsidiary has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(v) First Bexley operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Treasury Regulations Section 1.368-1(d).

(w) First Bexley has provided or otherwise made available to Parent all of First Bexley’s and its Subsidiaries’ books and records with respect to Tax matters pertinent to First Bexley or its Subsidiaries relating to any Tax periods commencing on or before the Closing Date including all Tax opinions relating to and in the audit files of First Bexley or its Subsidiaries.

3.14 Title to Assets; Real Property.

(a) Except as set forth on Schedule 3.14(a), as of the date of this Agreement, First Bexley or one of its Subsidiaries has, and as of the Closing, First Bexley will have good and marketable title or a valid leasehold interest in, easement or right to use all of the assets and properties reflected on the Interim Balance Sheet as being owned or leased, as applicable (except for assets sold or otherwise disposed of or leases that have expired since the Interim Balance Sheet Date in the ordinary course of business), and none of such properties or assets is subject to any Liens other than Permitted Liens. All such properties and assets are in good condition, ordinary wear and tear excepted, and, in all material respects, are fit for the uses to which they are being put.

(b) Schedule 3.14(b) is a true, correct and complete list of all real property owned by First Bexley or one of its Subsidiaries other than “real estate owned” (the “OREO”) acquired as a result of debts previously contracted which are not used for the operations of First Bexley (together with any buildings, structures, fixtures or other improvements thereon, the “Owned Property”).

(c) Schedule 3.14(c) is a true, correct and complete list of all leases pursuant to which First Bexley or one of its Subsidiaries is a lessee or lessor (the “Leases”) of any real property (together with any buildings, structures, fixtures or other improvements thereon, the “Leased Property” and, together with the Owned Property, the “Real Property”). All such Leases are valid, legally binding, in full force and effect, and enforceable in accordance with their terms, subject to applicable laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator or receiver, bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity. Other than as set forth on Schedule 3.14(c), there is not under any of the Leases: (i) any default by First Bexley or its Subsidiaries or any claim of default which with notice or lapse of time, or both, would constitute a default; or (ii) to First Bexley’s Knowledge, any default or claim of default against any lessor to or lessee of First Bexley or its Subsidiaries, or any event of default or event which with notice or lapse of time, or both, would constitute a default by any such lessor or lessee. The consummation of the transactions contemplated hereby will not result in a breach or default under any of the Leases, and, except as set forth on Schedule 3.14(c) hereto and specifically identified as such, no consent of or notice to any third party is required as a consequence thereof. First Bexley has made available to Parent and First Financial true, correct and complete copies of the Leases, and no Lease has been modified in any respect since the date it was made available. Except as set forth on Schedule 3.14(c) none of the property subject to a Lease is subject to any sublease, license or other agreement granting to any person any right to the use, occupancy or enjoyment of such property or any portion thereof. Neither First Bexley nor any of its Subsidiaries has received written notice that the landlord with respect to any real property lease would refuse to renew such lease upon expiration of the period thereof upon substantially the same terms, except for rent increases consistent with past experience or market rentals.

3.15 Litigation; Orders.

(a) Except as set forth on Schedule 3.15(a), there is no material Proceeding pending or, to First Bexley’s Knowledge, threatened either (i) against First Bexley or any of its Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement.

(b) Except as set forth on Schedule 3.15(b), there is no Order either (i) outstanding against First Bexley or any of its Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or materially delay any of the transactions contemplated by this Agreement.

(c) To First Bexley’s Knowledge, no event has occurred or circumstance exists that would reasonably be expected to give rise to or serve as a basis for the commencement of any material Proceeding against First Bexley or any of its Subsidiaries.

3.16 Compliance.

(a) Except as identified on Schedule 3.16(a), First Bexley and each of its Subsidiaries are in material compliance with all Applicable Laws and Orders. First Bexley and each of its Subsidiaries have all Permits of, and have made all required filings, applications and registrations with, all applicable Government Authorities necessary to permit it to carry on its business in all material respects as presently conducted.

(b) Except as identified on Schedule 3.16(b), neither First Bexley nor any of its Subsidiaries is in default under or in violation of any term or provision of (i) its Charter Documents or (ii) any material Permit which it holds.

(c) First Bexley has implemented one or more formal codes addressing each of ethics, conflicts of interest policies, customer privacy policies, anti-money laundering policies, and other material policies as may be required by any Applicable Law for itself and its Subsidiaries, and a complete and correct copy of each such policy has been made available to Parent. Such policies comply in all material respects with the requirements of any Laws applicable thereto.

3.17 Loans.

(a) Except as identified on Schedule 3.17(a), each loan, revolving credit facility, letter of credit or other extension of credit (including guarantees) or commitment to extend credit originated or acquired by First Bexley and its Subsidiaries (collectively, “Loans”) (i) complies in all material respects with Applicable Laws, (ii) has been made, entered into or acquired by First Bexley or one of its Subsidiaries in accordance with customary board of director-approved loan policies, (iii) is evidenced by promissory notes or other evidences of indebtedness, which are true, genuine and correct in all material respects, and which, together with all security agreements and guarantees, constitute a valid and legally binding obligation of the obligor named therein, and as applicable, First Bexley or one of its Subsidiaries and are enforceable in accordance with their terms, (iv) is in full force and effect, and (v) to First Bexley’s Knowledge, is not subject to any offset, recoupment, adjustment or any other valid or cognizable claim or defense by the applicable borrower; provided that the enforcement of each of (iii) and (v) above may be limited by applicable laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator or receiver, bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles. None of the rights or remedies under the documentation relating to the Loans has been amended, modified, waived, subordinated or otherwise altered by First Bexley, except as evidenced by a written instrument which is a part of the file with respect to such Loans made available to First Financial and was entered into by First Bexley in good faith and in its ordinary course of business. For purposes of this Section 3.17(a), the phrase “enforceable in accordance with its terms” as it relates to a Loan does not mean that the borrower has the financial ability to repay a Loan or that any collateral is sufficient to result in payment of the Loan secured thereby.

(b) First Bexley has previously disclosed a complete and correct list of all Loans that, as of the Interim Balance Sheet Date (i) are contractually past due 90 days or more in the payment of principal and/or interest, (ii) are on nonaccrual status or (iii) are classified as “Watch List,” “Special Mention,” “Substandard,” “Doubtful” or “Loss,” (or words of similar import) together with the principal amount on each such Loan and the identity of the obligor thereunder. Schedule 3.17(b) sets forth a complete list of other real estate owned, acquired by foreclosure or by deed in-lieu thereof and owned by First Bexley or its Subsidiaries as of the Interim Balance Sheet Date, including the book value thereof. True, correct and complete copies of the currently effective lending policies and practices of First Bexley and each of its Subsidiaries have been made available to Parent.

(c) Each outstanding Loan (including Loans held for resale or previously sold to investors) has been solicited and originated and is administered and, where applicable, serviced, and the relevant files are being maintained, in accordance with the relevant loan documents in all material respects, First Bexley’s underwriting and servicing standards (and, in the case of Loans held for resale or previously sold to investors, the underwriting standards, if any, of the applicable investors) and with Applicable Laws and applicable requirements of any government-sponsored enterprise program. First Bexley and its Subsidiaries have properly fulfilled in all material respects their contractual responsibilities and duties with respect to any Loan in which they act as the lead lender or servicer and have complied in all material respects with their duties as required under applicable regulatory requirements.

(d) Except as set forth on Schedule 3.17(d), none of the agreements pursuant to which First Bexley or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein, other than repurchase obligations arising upon breach of representations and warranties, covenants and other obligations of First Bexley or its Subsidiaries, as applicable.

(e) First Bexley has made available to First Financial true and correct copies of the loan files related to the Loans. Such files contain, in all material respects, all of the documents and instruments relating to such Loans.

(f) All payments made on the Loans have been properly credited to the respective Loan.

(g) As to each Loan that is secured, whether in whole or in part, by a guaranty of the United States Small Business Administration or any other Governmental Authority, such guaranty is in full force and effect, and to First Bexley’s Knowledge, will remain in full force and effect following the Closing Date, in each case, without any further action by First Bexley subject to First Bexley fulfilling its obligations under the Small Business Administration Agreement that arise after the date hereof.

(h) Schedule 3.17(h) sets forth a list of all Loans by First Bexley and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of First Bexley or any of its Subsidiaries. There are no Loans to any employee, officer, director or other Affiliate of First Bexley on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement. All such Loans are and were made in compliance in all material respects with all Applicable Laws. Each Loan disclosed on Schedule 3.17(h) has been made in the ordinary course of business, and on the same terms, including interest rate and collateral, as those prevailing at the time for comparable arms’-length transactions, did not involve more than the normal risk of collectability or present other unfavorable features.

3.18 Allowance for Loan Losses.  The allowances for loan and lease losses and for credit losses contained in the Financial Statements and the allowance for loan and lease losses and for credit losses shown on any financial statements delivered in accordance with Section 5.15, as the case may be, were and will be as of the Closing Date established in accordance with the practices and experiences of First Bexley and its Subsidiaries and were and will be as of the Closing Date adequate under and in accordance with the requirements of GAAP.

3.19 Investment Portfolio.  All investment securities held by First Bexley, as reflected in the Financial Statements, are carried in accordance with GAAP and in a manner consistent with the applicable guidelines issued by the Regulatory Agencies. First Bexley has good, valid and marketable title to all securities held by it, except securities sold under repurchase agreements or held in any fiduciary or agency capacity, free and clear of any Lien, except as set forth in the Financial Statements and except to the extent any such securities are pledged in the ordinary course of business consistent with prudent banking practices to secure obligations of First Bexley.

3.20 Interest Rate Risk Management Instruments.  Except as set forth on Schedule 3.20, First Bexley is not a party to any interest rate swaps, caps, floors, derivative, hedge, foreign exchange or currency purchase or sale agreements, or other interest rate or risk management arrangements or agreements.

3.21 Intellectual Property.  Schedule 3.21 sets forth, as of the date of this Agreement, a list of all patents, patent applications, trademarks, trademark applications, trade names, service marks, service mark applications, domain name registrations and registered copyrights and applications therefor (collectively, “Intellectual Property Rights”) that, in each case, are material to the conduct of the business of First Bexley, as presently conducted. First Bexley owns or otherwise has the right to use, each such Intellectual Property

Right. Except as set forth on Schedule 3.21, the conduct of the business of First Bexley as currently conducted does not to First Bexley’s Knowledge infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person, and no claims are pending or, to First Bexley’s Knowledge, threatened alleging that First Bexley is infringing the rights of any Person with regard to any Intellectual Property Right. To First Bexley’s Knowledge, as of the date of this Agreement, no Person is infringing, misappropriating or otherwise violating the rights of First Bexley with respect to any Intellectual Property Right.

3.22 Environmental Matters.

(a) Except as set forth on Schedule 3.22, (i) no notice, notification, demand, request for information, citation, summons or order has been received by First Bexley or any of its Subsidiaries, no complaint has been filed against First Bexley or any of its Subsidiaries, no penalty has been assessed against First Bexley or any of its Subsidiaries, and no investigation, action, claim or suit is pending or, to First Bexley’s Knowledge, is threatened against First Bexley or any of its Subsidiaries by any Governmental Authority or other Person, in each case relating to or arising out of any Environmental Law; (ii) First Bexley, each of its Subsidiaries, the Real Property and all OREO are in compliance in all material respects with all Environmental Laws and all Permits relating to Environmental Law matters; (iii) neither First Bexley nor any of its Subsidiaries is conducting or paying for any response or corrective action under any Environmental Law at any location; and (iv) neither First Bexley nor any of its Subsidiaries is party to any Order that imposes any obligations under any Environmental Law. Each of First Bexley and its Subsidiaries has developed, incorporated into its policies and is undertaking commercially reasonable risk management procedures in connection with its origination and servicing of loans, including in the exercise of any rights in the event of a borrower default, so as to minimize any potential liability to First Bexley or any of its Subsidiaries under any Environmental Laws.

(b) To First Bexley’s Knowledge, there has been no release of any Hazardous Substance by First Bexley or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any unpaid remedial obligation, corrective action requirement or liability under applicable Environmental Laws.

(c) To First Bexley’s Knowledge, no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by First Bexley or any of its Subsidiaries, and no other condition has existed or event has occurred with respect to First Bexley or any of its Subsidiaries or any such properties or facilities that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws, and Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or could reasonably be expected to result in liability to First Bexley or any of its Subsidiaries under any Environmental Law.

3.23 Material Contracts.  Schedule 3.23 sets forth a list of all Material Contracts as of the date hereof. Except as set forth on Schedule 3.23, neither First Bexley nor any of its Subsidiaries is a party to any Contract that contains (i) any noncompetition or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any material respect the ability of First Bexley to solicit customers in the manner in which or the localities in which, all or any portion of its business is conducted or (ii) any agreement that grants any right of first refusal or right of first offer or similar rights or that limits or purports to limit the ability of First Bexley to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business. All Material Contracts are valid and binding agreements of First Bexley or its Subsidiaries, as applicable, and are in full force and effect and are enforceable in accordance with their terms except as such enforceability may be limited by laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator or receiver, bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws, rules or regulations affecting creditors’ rights and remedies generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Neither First Bexley nor its Subsidiaries is in material violation or breach of or material default under any Material Contract. To First Bexley’s Knowledge, no third party is in violation or breach of or default under any Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default.

3.24 Employee Benefit Matters.

(a) Schedule 3.24(a) sets forth a true and complete list of each Employee Benefit Plan. Only employees and former employees of First Bexley (and their eligible dependents) participate in the Employee Benefit Plans. Within five (5) Business Days of the date of this Agreement, First Bexley shall provide a list of the names of the Employee Benefit Plans in which each such person participates and the participants therein. First Bexley has not been notified that any Employee Benefit Plan is undergoing an audit or is subject to an investigation by any of the IRS, the United States Department of Labor (“DOL”) or other Governmental Authority.

(b) With respect to each Employee Benefit Plan, complete and correct copies of the following documents have been made available to Parent and First Financial: (i) the most recent plan documents or written agreements thereof, and all amendments thereto and all related trust or other funding vehicles (including, without limitation, contracts with service providers and insurers) with respect to each such Employee Benefit Plan and, in the case of any Employee Benefit Plan that is not in written form, a description of all material aspects of such plan; (ii) the most recent summary plan description, and all related summaries of material modifications thereto, if applicable; (iii) Forms 5500 (including schedules and attachments), financial statements and actuarial reports for the past three (3) years, if applicable; (iv) the most recent IRS determination letter or opinion letter and any pending application with respect to each such Employee Benefit Plan which is intended to qualify under Section 401(a) of the Code; (v) current ERISA bonds; and (vi) all correspondence to and from the IRS, DOL, or any other Governmental Agency within the past three (3) years relating to any Employee Benefit Plan (other than the documentation provided under (iii) and (iv) above).

(c) Except as set forth in Schedule 3.24(c), with respect to each Employee Benefit Plan: (i) such Employee Benefit Plan has been administered in all material respects in compliance with its terms and with all Applicable Laws, including, but not limited to, ERISA, the Code, the Health Insurance Portability and Accountability Act and the Patient Protection and Affordable Care Act, and any regulations or rules promulgated thereunder; (ii) no Proceedings are pending, or to First Bexley’s Knowledge, threatened; (iii) all premiums, contributions, or other payments required to have been made by Applicable Law or under the terms of any such Employee Benefit Plan or any Contract relating thereto as of the Closing Date have been made; (iv) all material reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any plan participant have been duly filed or distributed; and (v) no non-exempt “prohibited transaction” or “reportable event” has occurred within the meaning of the applicable provisions of ERISA or the Code.

(d) With respect to each Employee Benefit Plan intended to qualify under Section 401(a) of the Code, the IRS has issued a favorable determination letter or opinion letter or advisory letter upon which First Bexley is entitled to rely under IRS pronouncements, and no such determination letter, opinion letter or advisory letter has been revoked nor, to First Bexley’s Knowledge, has revocation been threatened.

(e) All contributions (including, without limitation, all employer contributions and employee salary reduction contributions), premiums and benefit payments required by and due from First Bexley and any Affiliate under or in connection with the terms of each Employee Benefit Plan have been made within the time periods prescribed by the Employee Benefit Plan, ERISA and the Code.

(f) Each Employee Benefit Plan may be amended, terminated or otherwise modified by First Bexley in its sole discretion, including the elimination of any and all future benefit accruals thereunder, without any adverse consequences to First Bexley, other than providing COBRA benefits to qualified beneficiaries of any Employee Benefit Plan that is a group health plan. No communications or provision of any Employee Benefit Plan has failed to effectively reserve the right of First Bexley to so amend, terminate or otherwise modify such Employee Benefit Plan. Neither First Bexley nor any of its Affiliates has announced its intention to modify or terminate any Employee Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of an Employee Benefit Plan. Except as set forth in Schedule 3.24(f), each asset held under each Employee Benefit Plan may be liquidated or terminated without the imposition of any redemption fee, surrender charge, comparable liability, or consent of a person or entity, other than First Bexley or the trustee of such plan.

(g) Each Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in accordance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Employee Benefit Plan is or will be subject to the penalties or Section 409A(a)(1) of the Code. Neither First Bexley nor any Affiliate has any obligations to any employee or other service provider to make any reimbursement or other payment with respect to any tax imposed under Section 409A of the Code.

(h) No Employee Benefit Plan is subject to the laws of any jurisdiction outside the United States.

(i) Except as set forth in Schedule 3.24(i), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with any other event: (i) result in any payment (including, without limitation, any separation, severance, termination, retention, or similar payments or benefits) becoming due, or increase the amount of compensation due, to any current or former employee, officer, director or other individual of First Bexley or any Subsidiary; (ii) increase any benefits payable under any Employee Benefit Plan; or (iii) result in any acceleration of the time of payment or vesting of any such compensation or benefits. Further, neither First Bexley nor any Subsidiary has announced any type of plan or binding commitment to create any additional Employee Benefit Plan, to enter into any agreement with any current or former employee, officer, director, or other individual or to amend or modify any existing Employee Benefit Plan or agreement with any current or former employee, officer, director, or other individual.

(j) Except as set forth in Schedule 3.24(j), neither First Bexley nor any Employee Benefit Plan provides (or will provide) health or other welfare benefits to one or more former employees, officers, directors, or other individuals (including dependents of any of the foregoing) other than benefits that are required to be provided pursuant to the applicable requirements of COBRA. First Bexley has at all times complied with COBRA in all material respects, and has maintained adequate records to evidence such compliance.

(k) No Employee Benefit Plan is, and neither First Bexley nor any Affiliate maintains or contributes to, or has at any time maintained or contributed to, or has any liability, whether actual or contingent, under a plan subject to Section 302 or Title IV of ERISA or to Section 412 of the Code. No Employee Benefit Plan is or was at any time a multiemployer plan, as defined in Section 3(37) of ERISA, and neither First Bexley nor any Affiliate has ever contributed to, or had an obligation to contribute to, or incurred any liability with respect to, any multiemployer plan. Except as set forth in Schedule 3.24(k), none of the Employee Benefit Plans are part of, or have at any time been part of, a multiple employer welfare arrangement, as that term is defined in ERISA Section 3(40). Except as set forth in Schedule 3.24(k), no Employee Benefit Plan is or was at any time a multiple employer plan, as described in Code Section 413(c) or ERISA Sections 4063 or 4064, and neither First Bexley nor any Affiliate has ever contributed to or had an obligation to contribute to any such plan.

(l) Schedule 3.24(l) sets forth a complete list of all severance and termination benefits with respect to which First Bexley has or will have any liability, under any Employee Benefit Plan or other employment agreement, severance agreement, program, practice, or arrangement.

(m) The consummation of the transactions contemplated by this Agreement will not require the funding (whether on a formal or informal basis) of the benefits under any Employee Benefit Plan.

(n) No participants in any Employee Benefit Plan participate in such plan pursuant to the terms of a collective bargaining agreement.

(o) Except as set forth in Schedule 3.24(o), the 401(k) Plan is not funded with and does not allow for payments, investments, or distributions in any employer security of First Bexley or any Affiliate (including employer securities as defined in Section 407(d)(1) of ERISA), or employer real property as defined in Section 407(d)(2) of ERISA.

(p) Except as set forth in Schedule 3.24(p), no reportable event within the meaning of Section 4043 of ERISA, and no event described in Section 4062 or 4063 of ERISA, has occurred in connection with any Employee Benefit Plan, and neither First Bexley nor to First Bexley’s Knowledge any Affiliate has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA.

(q) No Employee Benefit Plan which is an employee welfare benefit plan under Section 3(1) of ERISA is funded by a trust or is subject to Code Section 419 or 419A.

(r) Neither First Bexley nor any Affiliate maintains or contributes to, or has at any time maintained or contributed to, or has any liability, whether actual or contingent, under any pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 302 or Title IV of ERISA or to Section 412 of the Code.

3.25 Labor Relations (Employment Matters).

(a) There is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to First Bexley’s Knowledge, threatened against or affecting First Bexley. First Bexley is not a party to any collective bargaining agreements or similar labor agreements. First Bexley is, and has at all relevant times been, in compliance in all material respects with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, equal opportunity, nondiscrimination, immigration, labor, wages, hours of work and occupational safety and health, and is not engaged in any unfair labor practices as defined in the National Labor Relations Act or other Applicable Law. First Bexley has not received any written notice that any Governmental Authority responsible for the enforcement of labor or employment laws, rules or regulations intends to conduct an investigation with respect to or relating to First Bexley and, to First Bexley’s Knowledge, no such investigation is in progress.

(b) Since the Balance Sheet Date, First Bexley has not effectuated a “mass layoff” as defined in the WARN Act affecting any site of employment or facility of First Bexley or its Subsidiaries.

(c) Except as set forth on Schedule 3.25(c), First Bexley is not a party to any Contract with respect to the employment of any officer, director, employee or consultant that is not terminable at will and without any penalty or other severance or obligation.

(d) Schedule 3.25(d) sets forth a complete list of all employees of First Bexley and their basic employment data (including, without limitation, with respect to each such employee, current salary or wage, total compensation for 2012 and date of hire). No individuals other than those set forth on Schedule 3.25(d) are deemed employees of First Bexley.

(e) None of First Bexley and its Subsidiaries has incurred any workers’ compensation liability outside of its ordinary course of business.

(f) Except as set forth on Schedule 3.25(f), there are no employment agreements, severance agreement or other employment arrangement to which First Bexley is a party.

(g) Except as set forth on Schedule 3.25(g), there are no non-solicitation, non-competition, non-disclosure, non-interference agreements between First Bexley and any current or former employee of First Bexley.

(h) Except as set forth on Schedule 3.25(h), to First Bexley's Knowledge, there are no non-solicitation, non-competition, non-disclosure, non-interference agreements between any of First Bexley’s current employees and any third party.

3.26 Related Party Transactions.  Except as set forth on Schedule 3.26 and normal reimbursements for business expenses made in the ordinary course of business, neither First Bexley nor its Subsidiaries is a party to any Contract or depository relationship with any Related Party or in which (to First Bexley’s Knowledge) any Related Party has a material interest.

3.27 Insurance.  Each of First Bexley and its Subsidiaries are insured against such risks and in such amounts as are adequate and as the management of First Bexley reasonably has determined to be prudent with respect to their businesses, properties and assets. Schedule 3.27 sets forth (i) a list of all insurance policies maintained with respect to the business and assets of First Bexley and its Subsidiaries, (ii) all coverage limits, premiums and costs with respect to such insurance policies, and (iii) all claims made under such insurance policies since December 31, 2010, the underlying incidents and dates of such claims, the insurance proceeds recovered with respect to such claims, the retention and deductibles with respect to such claims. All insurance policies with respect to the business and assets of First Bexley are in full force and effect, all premiums due and payable thereon have been paid, First Bexley and its Affiliates have not received notice to the effect that any of them are in default under any such insurance policy, and all claims have been filed in a timely fashion. To First Bexley’s Knowledge, there is no claim pending under any such policies with a respect to First Bexley or any of its Subsidiaries as to which coverage has been denied or disputed by the underwriters of such policies.

3.28 Brokers.  Except for Keefe, Bruyette & Woods, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of First Bexley.

3.29 Sufficiency of Assets.  Except as set forth in Schedule 3.29, First Bexley and its Subsidiaries own or have the right to use, and after the consummation of the transactions contemplated hereby, the Surviving Bank will continue to own or have the right to use, all of the tangible assets, liabilities, rights and properties necessary to conduct the business of First Bexley, in all material respects in the same manner and on substantially the same terms as currently conducted.

3.30 Information Supplied.  None of the information supplied or to be supplied by First Bexley for inclusion or incorporation by reference in (a) the Proxy Statement/Prospectus, on the date it (or any amendment or supplement thereto) is first mailed to the First Bexley Shareholders or at the time of First Bexley Shareholders’ Meeting, (b) the Registration Statement, when it or any amendment thereto becomes effective under the Securities Act, or (c) the documents and financial statements of First Bexley incorporated by reference in the Proxy Statement/Prospectus, the Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by First Bexley with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or First Financial for inclusion in the Proxy Statement/Prospectus or the Registration Statement.

3.31 Fairness Opinion.  The Board of Directors of First Bexley has received the opinion of Keefe, Bruyette & Woods, Inc., dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by the First Bexley Shareholders is fair, from a financial point of view, to the First Bexley Shareholders.

3.32 Bank Secrecy Act, Anti-Money Laundering and OFAC and Customer Information.  First Bexley is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries to be deemed (i) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by First Bexley pursuant to 12 C.F.R. Part 364. It is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause it or any of its Subsidiaries to undertake any material remedial action. The Board of Directors of First Bexley (or, where appropriate, the Board of Directors of any of First Bexley’s Subsidiaries) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and it (or such other of its Subsidiaries) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

3.33 CRA Compliance.  First Bexley is Well-Capitalized and its most recent examination rating under the Federal Community Reinvestment Act, as amended (“CRA”), was “satisfactory” or better. To First Bexley’s Knowledge, there is no fact or circumstance or set of facts or circumstances which would be reasonably likely to cause First Bexley to receive any notice of non-compliance with such provisions of the CRA or cause First Bexley’s CRA rating to decrease below the “satisfactory” level.

3.34 First Bexley Information.  True and complete copies of all documents listed in First Bexley’s disclosure schedule have been made available or provided to First Financial. Except for the minutes and actions related to the process leading to this Agreement and the transactions contemplated hereunder, which have not yet been prepared, approved, executed and/or placed in First Bexley’s corporate minute books, the corporate minute books, the books of account, stock record books and other financial and corporate records of First Bexley, all of which have been made available to First Financial, are complete and correct in all material respects, including the maintenance of a system of internal accounting controls sufficient to provide reasonable assurance that transactions are executed with its management’s authorizations.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND FIRST FINANCIAL

Parent and First Financial hereby make the following representations and warranties to First Bexley, as of the date of this Agreement and as of the Closing (except to the extent made only as of a specified date, in which case as of such date), except as set forth in the written Disclosure Schedule delivered by Parent and First Financial to First Bexley. Such Parent and First Financial Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this ARTICLE IV, and the disclosures in any section or subsection of the Parent and First Financial Disclosure Schedule shall qualify other sections and subsections in this ARTICLE IV only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

4.1 Organization.

(a) Parent is a corporation (i) duly organized, validly existing and in good standing under the Laws of Ohio (ii) with all requisite power (corporate or otherwise) and authority to own and operate its properties and to carry on its business as presently conducted. Parent is duly qualified and in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) First Financial is a national banking association (i) duly organized, validly existing and in good standing under the Laws of the United States (ii) with all requisite power (corporate or otherwise) and authority to own and operate its properties and to carry on its business as presently conducted. First Financial is duly qualified and in good standing in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect.

4.2 Authority; Binding Nature.  Each of Parent and First Financial has all requisite power and authority to enter into this Agreement and to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of Parent and First Financial, and the consummation of the transactions contemplated hereby has been duly authorized by all necessary action on the part of each of Parent and First Financial and no other corporate proceedings on the part of Parent or First Financial are necessary to authorize the execution and delivery of this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and First

Financial and, constitutes (in each case assuming due authorization, execution and delivery by First Bexley) the legal, valid and binding obligations of each of Parent and First Financial enforceable against each of Parent and First Financial in accordance with its terms, subject to the effect of any applicable laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator or receiver, bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or similar Laws affecting creditors’ rights and remedies generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

4.3 No Conflicts.  The execution, delivery and performance of this Agreement by each of Parent and First Financial and the consummation of the transactions contemplated hereby do not and will not (a) conflict with, or result in a breach of or default under, any terms or conditions the Charter Documents of Parent or First Financial or any of their Subsidiaries, or (b) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) conflict with or violate in any material respect any Applicable Law as to Parent or First Financial or any of their Subsidiaries, (y) result in any material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation pursuant to any material contract (as defined in Item 601(b)(10) of Regulation S-K)) to which Parent or First Financial or any of their Subsidiaries is a party, or (z) result in the creation or imposition of any Lien on any of the assets of Parent or First Financial or any of their Subsidiaries.

4.4 Consents and Approvals.  Other than the Regulatory Approvals, the declaration of effectiveness of the Registration Statement by the SEC, and the approval of the listing of shares of Parent Common Stock to be issued pursuant to the terms of this Agreement on the Nasdaq, no consents, approvals, authorizations or other actions by, or filing with or notifications with, or notifications to, any Person or any Governmental Authority on the part of Parent or First Financial is required in connection with the execution, delivery and performance of this Agreement by each of Parent and First Financial, except for such consents, approvals, authorizations or other actions, or filings or notifications, the failure of which to be obtained would not have a Material Adverse Effect.

4.5 Regulatory Matters.  Each of Parent and First Financial has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2010 with any Regulatory Agency, and has paid all applicable fees, premiums and assessments due and payable thereto, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect. Each such report, registration and statement, including financial statements, exhibits and schedules thereto, complied, in all material respects, with Applicable Law. No Regulatory Agency or other Governmental Authority has initiated or has pending any formal enforcement action regarding the business, disclosures or operations of Parent or First Financial that could reasonably be expected to have a Material Adverse Effect. There is no unresolved written violation, criticism, comment or exception by any Regulatory Agency or other Governmental Authority with respect to any report or statement relating to any examinations or inspections of Parent or First Financial except where such adverse determination would not reasonably be expected to have a Material Adverse Effect. Neither Parent nor First Financial is aware of any reason why it would not receive all required Regulatory Approvals on a timely basis and without the imposition of any conditions having the effects described in the proviso to Section 5.3(a)(i).

4.6 Litigation; Orders.

(a) Except as set forth on Schedule 4.6(a), there is no material Proceeding pending or, to First Financial’s Knowledge, threatened either (i) against Parent, First Financial or any of their Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement.

(b) Except as set forth on Schedule 4.6(b), there is no material Order either (i) outstanding against Parent, First Financial or any of their Subsidiaries, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement.

(c) To First Financial’s Knowledge, no event has occurred or circumstance exists that would reasonably be expected to give rise to or serve as a basis for the commencement of any material Proceeding against Parent, First Financial or any of their Subsidiaries.

4.7 Sufficient Funds.  Parent and First Financial have, as of the date hereof, and will have at the Closing Date, sufficient cash on hand or other sources of immediately available funds to enable Parent and First Financial to timely pay the Total Cash Consideration and consummate the transactions contemplated by this Agreement.

4.8 Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or its Subsidiaries.

4.9 Capitalization.  The authorized capital stock of Parent consists of 160,000,000 shares of Parent Common Stock, of which 68,730,731 shares are issued and outstanding, and 11,123,415 of which are held in treasury. The above shares constitute all of the issued and outstanding Parent Common Stock. These shares have been duly authorized, validly issued and are fully paid and nonassessable. None of such shares have been issued or disposed of in violation of any preemptive rights of any Person. The Parent Common Stock to be issued in exchange for First Bexley Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any preemptive rights. As of the date hereof there are, and as of the Effective Time there will be, sufficient authorized and unissued Parent Common Stock to enable Parent to issue in the Merger as contemplated in this Agreement.

4.10 SEC Filings.  Parent has filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed with the SEC by it under Section 5 of the Securities Act or Sections 13(a), 14 or 15(d) of the Exchange Act, as the case may be, from and after January 1, 2010 (collectively, the “Parent SEC Filings”). Each Parent SEC Filing, as amended or supplemented if applicable, (A) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

4.11 Financial Statements.  Each of the consolidated financial statements (including any notes thereto) contained in the Parent SEC Filings, as amended, supplemented or restated, if applicable, was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated, and each of such consolidated financial statements, as amended, supplemented or restated, if applicable, presented fairly, in all material respects, the consolidated financial position of Parent, at their dates and the results of operations and changes in shareholders’ equity of Parent for the periods indicated, and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby.

4.12 Information Supplied.  None of the information supplied or to be supplied by Parent or First Financial for inclusion or incorporation by reference in (a) the Proxy Statement/Prospectus, on the date it (or any amendment or supplement thereto) is first mailed to the First Bexley Shareholders or at the time of First Bexley Shareholders’ Meeting, (b) the Registration Statement, when it or any amendment thereto becomes effective under the Securities Act, or (c) the documents and financial statements of Parent incorporated by reference in the Proxy Statement/Prospectus, the Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or First Financial with respect to information supplied by First Bexley for inclusion in the Proxy Statement/Prospectus or the Registration Statement. The Proxy Statement and Registration Statement will, when filed by Parent in final form with the SEC, comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder.

4.13 Bank Secrecy Act, Anti-Money Laundering and OFAC and Customer Information.  Each of Parent and First Financial is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries to be deemed (i) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Parent and First Financial pursuant to 12 C.F.R. Part 364. It is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause it or any of its Subsidiaries to undertake any material remedial action. Each of Board of Directors of Parent and First Financial (or, where appropriate, the Board of Directors of any of their Subsidiaries) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and it (or such other of its Subsidiaries) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

4.14 Disclosure.  No representation or warranty contained in this Agreement, and no statement contained in any certificate, list or other writing, including but not necessarily limited to Parent's and First Financial's Disclosure Schedule furnished to First Bexley pursuant to the provisions hereof, contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which such statements were made, not misleading.

4.15 Ordinary Course; Lack of Material Adverse Change.  From December 31, 2012 through the Closing Date, except as reflected in the Parent SEC Filings or as set forth in Schedule 4.15, each of Parent and First Financial has operated only in the ordinary course of business consistent with past practice, and there has not been any Material Adverse Change.

4.16 No Undisclosed Liabilities.  Neither Parent nor its Subsidiaries has any liability or obligation (whether absolute, accrued, contingent or otherwise), except for (i) those liabilities that are reflected in Parent SEC Filings or reserved against on Parent's financial statements (including any notes thereto), (ii) those liabilities incurred in the ordinary course of business consistent with past practice from December 31, 2013 through the date of this Agreement, (iii) those liabilities incurred in connection with this Agreement and the transactions contemplated hereby and (iv) those liabilities and obligations, if any, set forth in Schedule 4.16.

4.17 Compliance.

(a) Parent and each of its Subsidiaries are in compliance in all material respects with all Applicable Laws and Orders. Parent and each of its Subsidiaries have all Permits of, and has made all required filings, applications and registrations with, all applicable Government Authorities necessary to permit it to carry on its business in all material respects as presently conducted.

(b) Neither Parent nor any of its Subsidiaries is in default under or in violation of any term or provision of (i) its Charter Documents or (ii) any material Permit which it holds.

(c) Each of Parent and First Financial has implemented one or more formal codes addressing each of ethics, personal trading policies, conflicts of interest policies, customer privacy policies, anti-money laundering policies, and other material policies as may be required by any Applicable Law for itself and its Subsidiaries. Such policies comply in all material respects with the requirements of any Laws applicable thereto.

4.18 Ownership of First Bexley Common Stock.  Neither Parent, nor any of its Subsidiaries, or to Parent's Knowledge, any of its other Affiliates or associates, owns beneficially or of record, directly or indirectly, or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, shares of First Bexley Common Stock.

ARTICLE V
COVENANTS

5.1 Conduct of Business by First Bexley.  During the period from the date of this Agreement to the Closing Date, except (A) as otherwise expressly contemplated or permitted by this Agreement, (B) as set forth on Schedule 5.1 or (C) with the written consent of Parent and First Financial (which consent shall not be unreasonably withheld or delayed), First Bexley shall, and shall cause each of its Subsidiaries to, (x) maintain its existence under Applicable Law, (y) conduct its business and operations in the ordinary and usual course of business and in a manner consistent with prior practice and in accordance with Applicable Law, and (z) use commercially reasonable efforts to keep available the services of its current officers and employees and preserve the rights, franchises, goodwill and relations of its customers, clients and others with whom business relationships exist. Without limiting the foregoing, First Bexley covenants and agrees that between the date of this Agreement and the Closing Date, without the prior written consent of Parent and First Financial (which consent shall not be unreasonably withheld or delayed) or as expressly contemplated or permitted by this Agreement, or required by a Governmental Authority or Applicable Law, or as set forth in Schedule 5.1, First Bexley shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(i) amend its Charter Documents;

(ii) adjust, split, combine or reclassify any shares of its capital stock or other equity interests or declare, set aside, make or pay any dividend or other distribution (whether in cash, shares, equity interests or property or any combination thereof) in respect of its capital stock or equity interests (other than to a wholly-owned Subsidiary of First Bexley), or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its securities;

(iii) purchase or otherwise acquire an equity interest in, or a substantial portion of the assets of, any Person or any division or business thereof (other than as a result of the foreclosure of a security interest), or merge or consolidate with any Person;

(iv) sell, lease, renew or terminate the lease of, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets, other than (A) as contemplated by this Agreement (B) in the ordinary course of business, (C) obsolete or written off assets;

(v) incur any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any such indebtedness or any debt securities of another Person, or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person, other than, in each case to the extent incurred in the ordinary course of business, indebtedness in respect of deposit liabilities, federal funds, borrowings from the Federal Reserve and repurchase agreements;

(vi) make any capital contributions to, or investments in, any Person other than a Subsidiary;

(vii) commence any Proceeding or, except for Proceedings with respect to which an insurer has the right to control the decision to settle, settle any claim or litigation, in each case whether commenced by or pending or threatened against First Bexley, or any of its officers and directors in their capacities as such, other than the commencement or settlement of Proceedings in the ordinary course of business and settlements which, in any event (A) is for an amount not to exceed accruals therefor reflected in the Interim Balance Sheet with respect to the applicable Proceeding (or series of related Proceedings) and (B) reasonably would not be expected to prohibit or restrict First Bexley from operating its business in the ordinary course;

(viii) make any change to its accounting methods, principles or practices, except as required by GAAP or Applicable Law;

(ix) alter, amend or create any obligations with respect to compensation, severance, benefits, change of control payments or any other payments to present or former officers, employees or directors of First Bexley or any of its Subsidiaries, other than (A) nonmaterial increases in compensation or benefits for non-executive employees made in the ordinary course of business consistent with past practice, or (B) required under any Employee Benefit Plan;

(x) make or change any Tax election, settle or compromise any Tax liability, fail to file any Tax Return when due (taking extensions into account), enter into any closing agreement, file any amended Tax Return or surrender any right to claim a Tax refund, offset or other reduction in Tax liability;

(xi) fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;

(xii) enter into any new line of business;

(xiii) file any application to establish, or to relocate or terminate the operations of, any banking office of First Bexley;

(xiv) enter into, renew or terminate any Material Contract, other than (a) renewing or terminating any Material Contract in the ordinary course of business or (b) entering into a Material Contract which calls for aggregate annual payments of not more than $35,000 and which is terminable on sixty (60) days or less notice without payment of any termination fee or penalty;

(xv) make any investment in securities, except securities with a remaining maturity of less than forty-eight (48) months issued by the United States of America or any of its agencies or such other securities the investment in which is consistent with past practices in the ordinary course of business.

(xvi) adopt a plan of complete or partial liquidation or dissolution;

(xvii) without providing to Parent and First Financial a reasonable opportunity, which shall not exceed two (2) Business Days, to review in advance, make any new (A) commercial real estate loan in an original principal amount in excess of $2,000,000 or (B) residential loan originated for retention in the loan portfolio in an original principal amount in excess of $417,000 or with loan-to-value ratios in excess of 80% without private mortgage insurance, in each case in accordance with normal First Bexley practices;

(xviii) purchase or otherwise acquire any assets or incur any Liabilities other than in the ordinary course of business consistent with past practices and policies and subject to any other restrictions set forth in this Section 5.1;

(xix) agree to take, make any commitments to take, or adopt any resolutions of the board of directors or shareholders in support of, any of the actions described in this Section 5.1;

(xx) hire any new employees except to replace employees listed on Schedule 3.25(d) on comparable terms and conditions and consistent with past hiring practices;

(xxi) take or fail to take any action that could reasonably be expected to cause the representations and warranties made in ARTICLE III to be inaccurate in any material respect at the time of the Closing or preclude First Bexley from making such representations and warranties at the time of the Closing;

(xxii) take any action that is intended to or would reasonably be likely to result in any of the conditions set forth in ARTICLE VI not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby; or

(xxiii) take any action that is (A) intended to or would reasonably be expected to adversely affect or materially delay the ability of First Bexley to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or (B) a material violation of any provision of this Agreement, except as may be required by applicable law or regulation.

5.2 Conduct of Business by Parent and First Financial.  Parent covenants and agrees that between the date of this Agreement and the Closing Date, without the prior written consent of First Bexley (which consent shall not be unreasonably withheld or delayed) or as expressly contemplated or permitted by this Agreement, or required by a Governmental Authority or Applicable Law, or as set forth in Schedule 5.2, Parent shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(i) take or fail to take any action that could reasonably be expected to cause the representations and warranties made in ARTICLE IV to be inaccurate in any material respect at the time of the Closing or preclude Parent or First Financial from making such representations and warranties at the time of the Closing;

(ii) take any action that is intended to or would reasonably be likely to result in any of the conditions set forth in ARTICLE VI not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby;

(iii) take any action that is (A) intended to or would reasonably be expected to adversely affect or materially delay the ability of Parent to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or (B) a material violation of any provision of this Agreement, except as may be required by applicable law or regulation; or

(iv) agree to take, make any commitments to take, or adopt any resolutions of the board of directors or shareholders in support of, any of the actions described in this Section 5.2.

5.3 Approvals and Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of First Bexley, Parent and First Financial agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) obtaining all Regulatory Approvals and all other approvals necessary, proper or advisable actions or non-actions, waivers, consents, qualifications and approvals from Governmental Authorities and making all necessary, proper or advisable registrations, filings and notices and taking all steps as may be necessary to obtain an approval, waiver or exemption from any Governmental Authority; provided that (A) nothing herein shall be deemed to require a party to take any action, or commit to take any action, in connection with obtaining such Regulatory Approvals, waivers, exemptions, consents or qualifications if the taking of such action is likely to result in a condition or restriction that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of such party, and (B) the obligation of Parent and First Financial to take all appropriate actions shall not be construed as including an obligation to accept any terms of or conditions to a consent, authorization, order, or approval of, or any exemption by, any Governmental Authority or other party that are not acceptable to Parent or First Financial, in their reasonable discretion, or to change the business practices of Parent or First Financial or any of its Subsidiaries in a manner not acceptable to Parent or First Financial, in their reasonable discretion; (ii) obtaining all necessary, proper or advisable consents, qualifications, approvals, waivers or exemptions from nongovernmental Persons; and (iii) executing and delivering any additional documents or instruments necessary, proper or advisable to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b) Without limiting the generality of the foregoing, as soon as practicable and in no event later than thirty (30) calendar days after the date of this Agreement, Parent, First Financial and First Bexley shall each prepare and file any applications, notices and filings required in order to obtain the Regulatory

Approvals. Parent, First Financial and First Bexley shall each use reasonable best efforts to obtain each such approval as promptly as reasonably practicable. The parties shall cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Regulatory Approvals). Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing, other than material filed in connection therewith under a claim of confidentiality. If any Governmental Authority shall require the modification of any of the terms and provisions of this Agreement as a condition to granting the Regulatory Approvals, the parties hereto will negotiate in good faith and use commercially reasonable efforts to seek a mutually agreeable adjustment to the terms of the transaction contemplated hereby.

(c) The parties shall advise each other within twenty-four hours of receiving any communication from any Governmental Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that the Regulatory Approvals or any other consent or approval required hereunder will not be obtained or that the receipt of any such approval will be materially delayed.

5.4 Access; Integration of Data Processing; Confidentiality.

(a) In order to facilitate the consummation of the transactions contemplated hereby and the integration of the business and operations of First Bexley, subject to Section 5.4(c) and Applicable Laws relating to confidentiality and the exchange of information, First Bexley shall permit Parent and First Financial and their officers, employees, counsel, accountants and other authorized representatives, access, throughout the period before the Closing Date, upon reasonable notice and at Parent and First Financial’s sole expense:

(i) during customary business hours, to First Bexley’s books, papers and records relating to the assets, properties, operations, obligations and liabilities in which Parent or First Financial may have a reasonable interest; provided, however, that First Bexley shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would result in the waiver by it of the privilege protecting communications between it and any of its counsel or where such access or disclosure would contravene any Applicable Law or Order or binding agreement entered into prior to the date of this Agreement; provided, further, that the parties shall attempt to make appropriate substitute disclosure arrangements; and

(ii) during and, as reasonably required, outside of customary business hours, to First Bexley’s telecommunications and electronic data processing systems, facilities and personnel for the purpose of performing conversion activities related to data processing integration.

Parent and First Financial shall use commercially reasonable efforts to minimize any interference with First Bexley’s regular business operations during any such access to First Bexley’s property, books and records and telecommunications and electronic data processing systems, facilities and personnel.

(b) At the request of Parent or First Financial, during the period from the date of this Agreement to the Closing, First Bexley shall, and shall cause its officers and employees to, and shall make all reasonable efforts to cause their respective telecommunications and data processing service providers to, cooperate and assist Parent and First Financial in connection with preparation for an electronic and systematic conversion of all applicable data regarding First Bexley to Parent and First Financial’s system of telecommunications and electronic data processing, including, if requested by Parent or First Financial, by granting to First Financial one or more powers of attorney authorizing First Financial to instruct or otherwise contact such telecommunications and data processing service providers on First Bexley’s behalf; provided, however, that no such conversion shall occur until the Closing. Parent and First Financial shall be responsible for reasonable and agreed upon costs incurred by First Bexley, including all fees to third parties, in connection with any such efforts.

(c) Each of Parent, First Financial and First Bexley acknowledges and agrees that the Confidentiality Agreement remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to them pursuant to this Agreement. If this Agreement is, for any reason, terminated prior to the Closing Date, the Confidentiality Agreement and the provisions of this Section 5.4(c) shall nonetheless continue in full force and effect.

5.5 Notification.  First Bexley, on the one side, and Parent and First Financial, on the other side, shall promptly (and in any event within three Business Days after becoming aware of any such breach) notify the other party or parties in writing (a) if it believes that such party or parties have breached any representation, warranty, covenant or agreement contained in this Agreement or (b) if it believes that any event shall have occurred that might reasonably be expected to result, individually or in the aggregate, in a failure of a condition set forth in Section 6.2 or Section 6.3 if continuing on the Closing Date.

5.6 Public Announcements.  First Bexley, Parent and First Financial shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior written consent of the other party, issue such press release or make such public statement or filing as may be required by Applicable Law or Order, or any listing agreement with a national stock exchange or automated quotation system; provided, further, however that such party shall have first used reasonable best efforts to consult with the other party with respect to such release, statement or filing.

5.7 No Control of First Bexley.  Nothing contained in this Agreement shall give Parent or First Financial, directly or indirectly, the right to control or direct the operations of First Bexley prior to the Closing Date.

5.8 Employee Benefit Matters.

(a) As of the Closing Date, Parent and First Financial shall provide to each employee of First Bexley who, as decided by Parent and First Financial in their sole discretion, shall continue employment with the Surviving Bank following the Closing Date (a “Continuing Employee”) (i) base hourly wages or salaries, as applicable, and (ii) employee benefit plans, programs, policies and arrangements (excluding, however, all equity plans) that, are substantially comparable, in the aggregate, to the Employee Benefit Plans of First Bexley provided to each such Continuing Employee immediately prior to the Closing Date (but in no event greater than the base wages, salaries or employee benefits provided to Parent’s similarly situated employees).

(b) First Bexley shall ensure that as of immediately prior to the Closing Date, each employee or other service provider of First Bexley and its Affiliates who provides services to the business of First Bexley is employed by First Bexley and that no other individual is employed by First Bexley. First Bexley shall deliver an updated copy of Schedule 3.25(d) to Parent not more than ten (10) Business Days following the date of this Agreement and shall provide Parent and First Financial with an updated copy of Schedule 3.25(d) within ten (10) Business Days prior to the Closing Date. Only employees (and their dependents) shall be participants in the Employee Benefit Plans sponsored by First Bexley.

(c) Parent and First Financial shall provide, or cause to provide, each employee of First Bexley who, as decided by Parent and First Financial in their sole discretion, does not continue employment with the Surviving Bank following the Closing Date (a “Discontinued Employee”) with severance benefits under First Financial’s existing severance practices or pursuant to the terms of any employment agreement with First Bexley in existence as of the date hereof; provided, that for purposes of determining seniority as it relates to First Financial’s severance practices, such a Discontinued Employee shall be credited with his or her years of service with First Bexley; provided, further, that such benefit payments shall be conditioned on execution of a release of claims in a form satisfactory to Parent and First Financial.

(d) With respect to any employee benefit plan of Parent or Parent’s Affiliates in which any Continuing Employee becomes eligible to participate on or after the Closing Date (a “Parent Plan”), Parent shall (i) waive all preexisting conditions, actively at work requirements, exclusion and waiting periods with respect to participation and coverage requirements under any such Parent Plan to the extent they were inapplicable to, or were satisfied under, any Employee Benefit Plan in which such Continuing

Employee participated prior to the Closing Date; and (ii) ensure that each Continuing Employee receives full credit (including eligibility to participate, vesting, vacation entitlement and severance benefits, but excluding benefit accrual under any defined benefit Parent Plan) under each Parent Plan in which such Continuing Employee becomes or may become a participant for service with Surviving Bank (or any predecessor to Surviving Bank and its Affiliates), solely to the extent such service was credited under the Employee Benefit Plans. As of the Closing Date, Parent and First Financial shall credit to Continuing Employees the amount of vacation time that such employees had accrued under any vacation policy or arrangement listed on Schedule 3.24 as of the Closing Date. With respect to each Parent Plan that is a health plan in which Continuing Employees participate after Closing, Parent and First Financial shall (i) cause to be waived any eligibility waiting period, any evidence of insurability requirement and the application of any pre-existing condition limitation under such plan; and (ii) cause each Continuing Employee to be given credit under such health plan with respect to the plan year in which the Closing Date occurs (“Closing Date Plan Year”) for amounts (such as deductibles and co-payments) paid under any similar Employee Benefit Plan by such Continuing Employee, with respect to the Closing Date Plan Year and for which verification is provided by the insurer or third party administrator of such Employee Benefit Plan, as though such amounts had been paid in accordance with the terms and conditions of any applicable Parent Plan.

(e) Parent, First Financial and First Bexley acknowledge and agree that all provisions contained in this Section 5.8 are included for the sole benefit of Parent, First Financial and First Bexley and nothing contained herein shall (i) be construed as an amendment to any Employee Benefit Plan or Parent Plan or the creation of any new employee benefit plan, (ii) create any third-party beneficiary or other rights in any other person, including any employee or former employee of any of Parent, First Financial or First Bexley or their respective Affiliates, or any dependent or beneficiary thereof or (iii) otherwise obligate Parent or any of its Affiliates to maintain any particular Parent Plan or other employee benefit plan or retain the employment of any particular employee following the Closing Date. Parent, First Financial and First Bexley further acknowledge and agree that First Bexley and its Subsidiaries shall provide to Parent all employee books and records relating to Continuing Employees no later than the Closing Date.

(f) First Bexley shall terminate the 401(k) Plan immediately prior to the Closing by resolution adopted by the board of directors of First Bexley, on terms acceptable to Parent and First Financial, and simultaneously amend the 401(k) Plan to the extent necessary to comply with all Applicable Laws to the extent not previously amended. Said termination shall provide that all participants in the 401(k) Plan shall be fully vested in their account balances thereunder; and First Bexley shall notify the 401(k) Plan participants and beneficiaries of such termination prior to the Closing Date pursuant to Applicable Law requirements. Parent and First Financial will permit rollover of 401(k) plan assets by Continuing Employees in cash and with respect to loans, in kind, to a defined contribution retirement plan with a 401(k) feature of Parent or First Financial.

5.9 No Solicitation of Transaction.

(a) From the date hereof until the Closing Date, or, if earlier, the date on which this Agreement is terminated in accordance with ARTICLE VIII, First Bexley shall not, and shall use reasonable best effort to cause all of its officers, directors, employees, investment bankers, attorneys, accountants, agents, advisors or other representatives to not, directly or indirectly, (i) take any action to solicit, initiate, encourage or knowingly facilitate (including by way of furnishing nonpublic information or assistance) any inquiries with respect to, or the making of, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Parent and First Financial) any information or data with respect to First Bexley or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal (other than the Merger), or (iii) enter into any agreement in principle, arrangement, understanding, contract or agreement relating to an Acquisition Proposal. Upon execution of this Agreement, First Bexley shall, and shall cause all of its officers, directors, employees, investment bankers, attorneys, accountants, agents, advisors and other representatives to, immediately cease any discussions, negotiations or communications with any party or parties with respect to any Acquisition Proposal; provided, however, that nothing in this Section 5.9 shall preclude First Bexley or its representatives from contacting any such party or parties solely for the purpose of complying with the provisions of the first clause of this sentence or to enforce the provisions of any confidentiality agreement entered into with any Person with respect to a potential Acquisition Proposal.

(b) Notwithstanding Section 5.9(a), First Bexley may take any of the actions described in clause (ii) of Section 5.9(a) if, but only if, (i) First Bexley has received a bona fide unsolicited written Acquisition Proposal, prior to First Bexley Shareholders’ Meeting, that did not result from a breach of this Section 5.9; (ii) First Bexley’s Board of Directors determines (in accordance with this Agreement) that such Acquisition Proposal constitutes a Superior Proposal; (iii) First Bexley has provided First Financial with at least five (5) Business Day’s prior notice of such determination; (iv) prior to furnishing or affording access to any information or data with respect to First Bexley or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, First Bexley receives from such Person a confidentiality agreement with terms no less favorable to First Bexley than those contained in the Confidentiality Agreement; and (v) the failure of First Bexley’s Board of Directors to furnish such information or access or enter into discussions or negotiations would violate its fiduciary duties to First Bexley shareholders. First Bexley shall promptly provide to First Financial any non-public information regarding First Bexley or its Subsidiaries provided to any other Person that was not previously provided to First Financial, such additional information to be provided no later than the date of provision of such information to such other party.

(c) First Bexley shall promptly (and in any event within twenty-four (24) hours) notify First Financial in writing if any proposals or offers (or modified offers or proposals) are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, First Bexley or any First Bexley Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request.

5.10 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time and for a period of six (6) years thereafter, each of Parent and Surviving Bank shall (i) indemnify and hold harmless each individual who at the Effective Time is, or any time prior to the Effective Time was, a director, officer or employee of First Bexley or any of its Subsidiaries (the “Indemnitees”) in respect of all claims, liabilities, losses, damages, judgments, fines, penalties costs and expenses (including legal expenses) in connection with any claim, suit, action, proceeding or investigation, whenever asserted, based on or arising out the fact that Indemnitee was an officer, director or employee of First Bexley or any Subsidiary for acts or omissions by Indemnitee in such capacity or taken at the request of First Bexley or any Subsidiary, at or any time prior to the Effective Time (including any claim, suit, action, proceeding or investigation relating to the Transactions), to the fullest extent permitted by Law and (ii) assume all obligations of First Bexley and its Subsidiaries to Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in First Bexley’s Charter Documents and the organizational documents of First Bexley’s Subsidiaries. In addition, Parent, from and after the Effective Time, shall and shall cause Surviving Bank to, advance any expenses (including legal expenses) of any Indemnitee under this Section 5.10 as incurred to the fullest extent permitted by Applicable Law, provided that the Indemnitee to whom expenses are advanced provides an undertaking to repay advances if it shall be determined that such Indemnitee is not entitled to be indemnified pursuant to this Section 5.10.

(b) The Surviving Bank shall, for six years after the Effective Time, maintain in effect the current directors’ and officers’ liability insurance policies maintained by First Bexley (provided that the Surviving Bank may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to such officers and directors so long as substitution does not result in gaps or lapses in coverage) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Bank be required to expend pursuant to this Section 5.10(b) more than an amount per year equal to 200% of current annual premiums paid by First Bexley for such insurance and, in the event the cost of such coverage shall exceed that amount, the

Surviving Bank shall purchase as much coverage as possible for such amount. The provisions of this Section 5.10 shall be deemed to have been satisfied if prepaid “tail” policies with the same terms, conditions and coverage as indicated above have been obtained by the Surviving Bank for purposes of this Section 5.10 from carriers with the same or better rating as the carrier of such insurances as of the date of this Agreement.

(c) The provisions of this Section 5.10 are intended for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and is in addition to, and not in substitution for, any other rights to indemnification or contribution that any Indemnitee may have under First Bexley Charter Documents, by contract or otherwise. In the event the Surviving Bank or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Bank or the purchaser of its assets and properties shall assume the obligations set forth in this Section 5.10. This Section 5.10 shall survive the Effective Time.

5.11 Efforts to Consummate; Further Assurances.

(a) Parent, First Financial and First Bexley agree to use reasonable best efforts to satisfy or cause to be satisfied as soon as practicable their respective obligations hereunder and the conditions precedent to the Closing.

(b) Prior to the Closing Date, each of the parties hereto shall promptly advise the other party of any change or event that, individually or in the aggregate, would reasonably be expected to cause or constitute a breach in any material respect of any of its representations, warranties or covenants contained herein.

5.12 Board of Directors.  At or promptly following the Effective Time, Parent shall take such actions as are reasonably required in order to appoint one (1) qualified, independent director designated by First Bexley to serve on Parent’s Board of Directors. No later than thirty (30) days after the execution of this Agreement, First Bexley shall provide to Parent its recommendations as to the individual to serve on Parent’s Board of Directors pursuant to this Section 5.12.

5.13 Columbus Advisory Board.  At or promptly following the Effective Time, Parent shall create a Columbus Advisory Board. Parent shall take all action necessary to appoint certain director(s) from the current Board of Directors of First Bexley, as agreed among Parent, First Financial and First Bexley, to serve on the Columbus Advisory Board. No later than thirty (30) days after the execution of this Agreement, First Bexley shall provide to Parent the names of its current directors who desire to serve on the Columbus Advisory Board pursuant to this Section 5.13.

5.14 Non-Competition Agreements.  Concurrently with the execution and delivery of this Agreement, First Bexley agrees to cause each person listed on (i) Schedule 5.14(i) to execute and deliver to First Financial a Non-Competition and Non-Solicitation Agreement in the form attached hereto as Exhibit D (each a “Non-Competition Agreement”), each of which shall be effective upon the Closing, and (ii) Schedule 5.14(ii) to execute and deliver to First Financial a Voting Agreement.

5.15 Financial Statements.  From the date of this Agreement until the Closing Date or the termination of this Agreement pursuant to Article VII, First Bexley will provide to Parent and First Financial as promptly as practicable, but in no event later than the twentieth day following the end of the relevant calendar month, the monthly unaudited financial statements of First Bexley as provided to First Bexley’s management (including any related notes and schedules thereto), for each of the calendar months ended after the date of this Agreement.

5.16 Plan of Reorganization.  For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Code Sections 368(a)(1)(A) and 368(a)(2)(D) and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). After the date of this Agreement (including, without limitation, after the Effective Time)

subject to the other terms and conditions in this Agreement, each party hereto shall take any action that is required to cause the Merger to qualify, and will not take any actions or cause any actions to be taken which could reasonably be likely to prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code. All parties hereto shall report the Merger as a reorganization within the meaning of Section 368 of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

5.17 NASDAQ Listing.  Parent shall, as promptly as practicable, file all documents, take all actions reasonably necessary and otherwise use its reasonable best efforts to (i) list, prior to the Effective Time if such listing is required to be made prior to the Effective Time under Nasdaq rules, the shares of Parent Common Stock to be issued to the holders of First Bexley Common Stock as part of the Merger Consideration in connection with the Merger, or (ii) make such post-Closing filings with Nasdaq as may be required by the applicable Nasdaq rules.

5.18 Litigation and Claims.

(a) Parent shall promptly notify First Bexley in writing of any Proceeding, or of any claim, controversy or contingent liability that might reasonably be expected to become the subject of a Proceeding, against Parent or First Financial, if such Proceeding or potential Proceeding is reasonably likely to result in a Material Adverse Change. Parent shall promptly notify First Bexley in writing of any Proceeding, pending or, to Parent's Knowledge, threatened against Parent or First Financial that (A) questions or would reasonably be expected to question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by Parent with respect hereto or thereto or (B) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

(b) First Bexley shall promptly notify Parent in writing of any Proceeding, or of any claim, controversy or contingent liability that might reasonably be expected to become the subject of a Proceeding, against First Bexley, if such Proceeding or potential Proceeding is reasonably likely to result in a Material Adverse Change. First Bexley shall promptly notify Parent in writing of any Proceeding, pending or, to First Bexley's Knowledge, threatened against First Bexley that (A) questions or would reasonably be expected to question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by Parent with respect hereto or thereto or (B) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

ARTICLE VI
CONDITIONS TO CLOSE

6.1 Conditions to Each Party’s Obligations.  Each party’s obligation to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, any or all of which may be waived in whole or in part by the party entitled to the benefit thereof:

(a) No Orders.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Applicable Law or Order (whether temporary, preliminary or permanent) which has the effect of making illegal or preventing or prohibiting the consummation of the transactions contemplated by this Agreement.

(b) Regulatory Approvals.  All Regulatory Approvals shall have been obtained and shall remain in full force and effect and shall not contain any unduly burdensome conditions as contemplated by Section 5.2(a) and all statutory waiting periods in respect thereof shall have expired or been terminated.

(c) Consents.  All consents, authorizations, waivers or approvals set forth in Schedule 3.4 shall have been obtained.

(d) Registration Statement.  The Registration Statement shall have been effective under the Securities Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities laws or the Securities Act relating to the issuance of the shares of Parent Common Stock issuable pursuant to the Merger shall have been received.

6.2 Conditions to Obligations of First Financial and Parent.  The obligations of First Financial and Parent to consummate the transactions contemplated hereby are also subject to the satisfaction, or waiver by First Financial and Parent, at or prior to the Closing Date of the following conditions:

(a) Accuracy of Representations and Warranties.  For purposes of this Section 6.2(a), the accuracy of the representations and warranties of First Bexley set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing with the same effect as though all such representations and warranties had been made on and as of the Closing Date; provided that representations and warranties which are confined to a specified date shall speak only as of such date. The representations and warranties set forth in Sections 3.1, 3.2, 3.3(a), 3.6, 3.28 and 3.31 shall be true and correct, except for inaccuracies which are de minimis in amount or effect. There shall not exist inaccuracies in the representations and warranties of First Bexley set forth in this Agreement (including the representations and warranties set forth in Sections 3.1, 3.2, 3.3(a), 3.6, 3.28 and 3.31) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Change or Material Adverse Effect with respect to First Bexley; provided that, for purposes of this sentence only, those representations and warranties which are qualified as to “materiality,” “Material Adverse Change” or “Material Adverse Effect” or as to “First Bexley’s Knowledge” shall be deemed not to include such qualifications.

(b) Compliance with Covenants and Obligations.  First Bexley shall have performed and complied in all material respects with all of its covenants and obligations required by this Agreement to be performed or complied with prior to or at the Closing Date.

(c) Shareholder Approval.  This Agreement shall have been approved by action by the First Bexley Shareholders holding the requisite voting power under the Charter Documents and Applicable Law.

(d) First Bexley Closing Deliverables.  First Bexley shall have delivered to Parent, each of the certificates, instruments, agreements, documents, assets and other items required to be delivered by it pursuant to Section 2.15 at or prior to the Closing Date.

(e) Well-Capitalized.  First Bexley shall be Well-Capitalized.

(f) No Proceedings.  There shall have been no new Proceedings initiated against First Bexley between the date hereof and Closing that, in the aggregate, would reasonably be expected to expose First Bexley or Surviving Bank to liabilities in a total amount exceeding $500,000.

(g) No Enforcement Actions.  There shall have been no new enforcement actions initiated by any Regulatory Agency which, individually or in the aggregate, would reasonably be expected to materially affect First Bexley’s ability to conduct its business as currently being conducted.

(h) Appraisal Share.  As of the Closing Date, the holders of no more than 5% of the First Bexley Common Stock that is issued and outstanding shall have taken the actions required under the ORC to qualify their First Bexley Common Stock as Appraisal Share.

(i) First Bexley Stock Option.  First Bexley shall have duly entered into the Option Cash-out Agreements with all holders of First Bexley Stock Options pursuant to Section 2.8 of this Agreement.

(j) Voting Agreement.  First Bexley shall have caused to be delivered to First Financial within thirty (30) days from the date hereof a Voting Agreement executed by each Person listed on Schedule 5.14(ii) for whom a Voting Agreement was not delivered concurrently herewith.

6.3 Conditions to the Obligations of First Bexley.  The obligation of First Bexley to consummate the transactions contemplated by this transaction is also subject to the satisfaction, or waiver by First Bexley, at or prior to the Closing Date of the following conditions:

(a) Accuracy of Representations and Warranties.  For purposes of this Section 6.3(a), the accuracy of the representations and warranties of Parent set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing with the same effect as though all such representations and warranties had been made on and as of the Closing Date; provided that representations and warranties which are confined to a specified date shall speak only as of such date. The representations and warranties set forth in Sections 4.1, 4.2, 4.3(a), 4.8 and 4.9 shall be true and correct, except for inaccuracies which are de minimis in amount or effect. There shall not exist inaccuracies in the representations and warranties of Parent set forth in this Agreement (including the representations and warranties set forth in Sections 4.1, 4.2, 4.3(a), 4.8 and 4.9) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Change or Material Adverse Effect with respect to Parent; provided that, for purposes of this sentence only, those representations and warranties which are qualified as to “materiality,” “Material Adverse Change” or “Material Adverse Effect” or as to “First Financial’s Knowledge” shall be deemed not to include such qualifications.

(b) Compliance with Covenants and Obligations.  Parent shall have performed and complied in all material respects with all of its covenants and obligations required by this Agreement to be performed or complied with prior to or at the Closing Date.

(c) Listing.  The shares of Parent Common Stock to be issued to the First Bexley stockholders as part of the Merger Consideration in the Merger shall have been approved for listing on NASDAQ.

(d) Parent Closing Deliverables.  Parent shall have delivered to First Bexley, each of the certificates, instruments, agreements, documents, assets and other items required to be delivered by it pursuant to Section 2.16 at or prior to the Closing Date.

ARTICLE VII
TERMINATION

7.1 Termination.  This Agreement may be terminated at any time prior to the Closing Date:

(a) by the mutual written consent of First Bexley and First Financial;

(b) by either First Bexley, on the one hand, or Parent or First Financial, on the other hand, if the Closing Date shall not have occurred on or before September 30, 2014; provided, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing Date to occur on or prior to such date;

(c) by either First Bexley, on the one hand, or Parent or First Financial, on the other hand, in the event of (i) a material breach by the other party of any representation or warranty contained this Agreement, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach, and which breach or breaches would result in a failure to satisfy any condition to Parent and First Financial’s or First Bexley’s obligations set forth in Section 6.2 or Section 6.3, respectively, or (ii) a material breach by the other party of any of its obligations contained in this Agreement, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach, and which breach or breaches would result in a failure to satisfy any condition to Parent and First Financial’s or First Bexley’s obligations set forth in Section 6.2 or Section 6.3, respectively;

(d) by either First Bexley, on the one hand, or Parent or First Financial, on the other hand, if (i) final action has been taken by a Regulatory Agency whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (x) has become final and nonappealable and (y) does not approve this Agreement or the transactions contemplated hereby, or (ii) any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, or final nonappealable judgment which has the effect of making illegal the consummation of the transactions contemplated by this Agreement;

(e) by First Bexley if there shall have occurred and be continuing a material disproportionate decrease in the Parent Share Average Closing Price; provided, however, that First Bexley shall not be entitled to terminate this Agreement pursuant to this Section 7.1(e) if Parent elects, by written notice to First Bexley, to adjust the Parent Share Value (a “Decline Adjustment”) such that the Parent Share Value shall be deemed to equal the Parent Share Average Closing Price. A material disproportionate decrease in the Parent Share Average Closing Price shall be deemed to have occurred if (i) the Parent Share Average Closing Price is less than 75% of the Parent Share Signing Date Price, (ii) such decline is not proportionate relative to the KBW Regional Banking Index, (iii) First Bexley delivers written notice to First Financial of its intention to terminate this Agreement within forty-eight (48) hours following delivery of such notice, and (iv) First Financial does not elect to pursue a Decline Adjustment; provided, however, that if Parent effects a stock dividend, reclassification, recapitalization, stock split, combination, exchange of shares or similar transaction after the date hereof and prior to the date on which the Parent Share Average Closing Price is determined, the provisions of this Section 7.1(e) shall be appropriately adjusted so that such event does not in and of itself trigger a termination right on behalf of First Bexley. For purposes of this Section 7.1(e), a decline in the Parent Share Average Closing Price that is “not proportionate relative to the KBW Regional Banking Index” shall have occurred only if the quotient obtained by dividing the Parent Share Average Closing Price by the Parent Share Signing Date Price, is less than the quotient obtained by dividing the Final Index by the Initial Index and subtracting 0.25 from the quotient, where “Initial Index” shall mean $76.43, which is the average of the closing prices of the KBW Regional Banking Index as quoted on Bloomberg (KRX:IND) for the twenty (20) trading-day period for which the Parent Share Signing Date Price was determined, and “Final Index” shall mean the average of the closing prices of the KBW Regional Banking Index for the twenty (20) trading-day period for which the Parent Share Average Closing Price is determined;

(f) by First Financial if (i) the Board of Directors of First Bexley (or any committee thereof) shall have failed to make the First Bexley Recommendation or shall have made an Adverse Recommendation Change, or (ii) First Bexley shall have materially breached any of the provisions set forth in Sections 2.14 and 5.9.

(g) by First Financial or First Bexley, if First Bexley has received a Superior Proposal, and in accordance with Sections 2.14 and 5.9 of this Agreement, the Board of Directors of First Bexley has delivered to First Financial a Notice of Recommendation Change and made an Adverse Recommendation Change; or

(h) by Parent or First Financial, on the one hand, or First Bexley, on the other hand, if the First Bexley Shareholders fail to adopt this Agreement for any reason whatsoever.

7.2 Effect of Termination.

(a) In the event of termination of this Agreement by a party pursuant to Section 7.1, written notice thereof shall promptly be given to the other party(ies) hereto, and upon such notice this Agreement shall terminate. Except as provided under this Section 7.2 or otherwise expressly in accordance with the terms of this Agreement, upon termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and of no further force and effect, there shall be no liability on the part of any party hereto to the other party(ies), and all rights and obligations of any party hereto shall cease and the parties shall be released from any and all obligations hereunder; provided, that (i) the provisions of Section 5.4(c) shall survive any such termination; and (ii) nothing herein shall relieve any party from liability for damages resulting from fraud or the breach of any of its representations, covenants or agreements set forth in this Agreement.

(b) Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated pursuant to Sections 7.1(f) or (g), then First Bexley shall, on the date of termination, pay to First Financial the sum equal to 5% of the Expanded Total Consideration (the “Termination Fee”) plus an amount equal to First Financial’s out of pocket expenses incurred in connection with the proposed Merger up to and including the termination, and (ii) if this Agreement is terminated pursuant to Section 7.1(h), then First Bexley shall, on the date of termination, pay to First Financial an amount equal to First Finanical’s out of pocket expenses incurred in connection with the proposed Merger up to and including the termination. The Termination Fee and expenses as provided in this Section 7.2(b) shall be paid to First Financial in same day funds. First Bexley hereby waives any right to set-off or counterclaim against such amount.

ARTICLE VIII
MISCELLANEOUS

8.1 Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (and duly received) if delivered personally, or sent by overnight courier (providing proof of delivery and confirmation of receipt by telephonic notice to the applicable contact person) to the parties at the following addresses or at such other addresses for a party as shall be specified by like notice:

(a)	if to Parent, to:

First Financial Bancorp.
255 East Fifth Street, Suite 700
Cincinnati, Ohio 45202
Attn: Shannon Kuhl
Tel: 513-979-5773
Fax: 513-979-5781

with a copy (which shall not constitute notice) to:

Squire Sanders (US) LLP
221 E. Fourth Street, Suite 2900
Cincinnati, Ohio 45202
Attn: James J. Barresi
Tel: 513-361-1260
Fax: 513-361-1201

and

(b)	if to First Financial, to:

First Financial Bank, National Association
255 East Fifth Street, Suite 700
Cincinnati, Ohio 45202
Attn: Shannon Kuhl
Tel: 513-979-5773
Fax: 513-979-5781

with a copy (which shall not constitute notice) to:

Squire Sanders (US) LLP
221 E. Fourth Street, Suite 2900
Cincinnati, Ohio 45202
Attn: James J. Barresi
Tel: 513-361-1260
Fax: 513-361-1201

and

(c)	if to First Bexley, to:

The First Bexley Bank
2680 E. Main St.
Columbus, Ohio 43209
Attn: David Mallet, President and Chief Executive Officer
Tel: 614-237-8000
Fax:    -   -

with a copy (which shall not constitute notice) to:

Patton Boggs LLP
2550 M. Street, NW
Washington, DC 20037
Attn: Joseph G. Passaic, Jr.
Tel: 202-457-6104
Fax: 202-457-6315

8.2 Entire Agreement.  This Agreement (including the Disclosure Schedules hereto) and the other documents and agreements delivered at the Closing Date pursuant to the provisions hereof constitute the full and entire understanding and agreement of the parties hereto in respect of its subject matter, and supersedes all prior agreements, understandings (oral and written) and negotiations between or among the parties with regard to such subject matter. The Disclosure Schedules and the Confidentiality Agreement constitute a part hereof as though set forth in full herein.

8.3 Amendments.  This Agreement (including the Disclosure Schedules attached hereto) may not be modified, amended, supplemented, canceled or discharged, except by a written instrument executed by all parties hereto.

8.4 Waivers.  No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. Any waiver, permit, consent or approval of any kind or character by any party of any breach or default under this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

8.5 Binding Effect; Assignment.  The rights and obligations of this Agreement shall be binding on and enforceable by the parties hereto and their respective successors and permitted assigns. Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned by First Bexley, Parent or First Financial without the express prior written consent of the other party. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

8.6 Governing Law.  This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of Ohio, without regard to principles of conflicts of laws.

8.7 Consent to Jurisdiction.

(a) Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement and the transactions contemplated hereby, whether in tort or contract or at law or in equity, exclusively, in the United States District Court and any Ohio state court sitting in Cincinnati, Ohio, and (1) irrevocably submits to the exclusive jurisdiction of such courts, (2) waives any objection to laying venue in any such action or proceeding in such courts, and (3) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party. Each of the parties hereto agrees that a final judgment in any action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

(b) Each party hereby (i) consents to service of process in any action between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by Ohio Law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 8.1, will constitute good and valid service of process in any such action and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.

8.8 Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.8.

8.9 Severability.  In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision, provided, that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by Applicable Law.

8.10 Cumulative Remedies; Specific Performance.  All rights and remedies under this Agreement or otherwise afforded by Applicable Law to any party, shall be cumulative and not alternative. Without limiting the rights of a party hereto to pursue all other legal and equitable rights available to such party for another party’s failure to perform its obligations under this Agreement, the parties hereto acknowledge and agree that the remedy at law for any failure to perform their respective obligations hereunder would be inadequate and that each party shall be entitled to specific performance, injunctive relief or other equitable remedies in the event of any such failure.

8.11 Expenses.  Each party to this Agreement shall bear its own expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, whether or not such transactions are consummated, including all fees and expenses of agents, representatives, counsel and accountants.

8.12 Prevailing Party.  In the event that any litigation between the parties hereto should arise as the result of any breach or alleged breach of this Agreement, the prevailing party in said litigation shall be entitled to recover its reasonable attorneys’ fees and costs, including attorneys’ fees and costs incurred in litigating entitlement to attorneys’ fees and costs and in determining or quantifying the amount of recoverable attorneys’ fees and costs (through both trial and appellate levels) from the nonprevailing party.

8.13 Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

8.14 Nonsurvival.  None of the representations, warranties, covenants and agreements set forth in this Agreement other than this Section 8.14 shall survive the Effective Time, except for those covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

[Remainder of page was intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger on the day and year first above written.

First Financial Bancorp.

By:	/s/ Claude E. Davis Name: Claude E. Davis Title: Chief Executive Officer

First Financial Bank, National Association

By:	/s/ Claude E. Davis Name: Claude E. Davis Title: Chief Executive Officer
The First Bexley Bank By:	/s/ David Mallett Name: David Mallett Title: President and Chief Executive Officer

EXHIBIT A

Voting Agreement

EXHIBIT B

Option Cash Out Agreement

EXHIBIT C

Exchange Agent Agreement

EXHIBIT D

Non-Competition Agreement

ANNEX B

12 U.S.C. Section 215a(b) – (d) and Sections 115.19 and 1701.85 of the Ohio Revised Code

12 U.S.C. Section 215a(b) – (d) and Sections 1115.19 and 1701.85 of the Ohio Revised Code

12 U.S.C. § 215a. Mergers of national banks or State banks into national banks

(b) Dissenting shareholders.  If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the shares so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

(c) Valuation of shares.  The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

(d) Application to shareholders of merging associations:  Appraisal by Comptroller; expenses of receiving association; sale and resale of shares; State appraisal and merger law. If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.

ORC § 1115.19. Payment of fair cash value of shares to dissenting shareholders

Unless the articles of incorporation of the state bank otherwise provide, any shareholder of a state bank that has been consolidated or merged with, or whose assets have been transferred to, another state bank or a national bank, savings bank, or savings association pursuant to any provision of this chapter other than section 1115.15 of the Revised Code, who did not vote in favor of the consolidation, merger, or transfer, shall be paid the fair cash value, as of the day before the vote was taken authorizing the action, of the shares held, excluding from the fair cash value any appreciation or depreciation in consequence of the consolidation, merger, or transfer which entitled the shareholder to this relief. Section 1701.85 of the Revised Code shall govern with respect to the shareholder's rights and any limitations on those rights. Any shareholder who does not object and demand in writing the payment of the fair cash value of the shares in the manner and at the time provided in section 1701.85 of the Revised Code, shall be bound by the vote of the board of directors or the assenting shareholders of the state bank.

ORC § 1701.85. Dissenting shareholder's demand for fair cash value of shares

(A) (1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

(2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which the dissenting shareholder seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal.

(3) Not later than twenty days before the date of the meeting at which the proposal will be submitted to the shareholders, the corporation may notify the corporation's shareholders that relief under this section is available. The notice shall include or be accompanied by all of the following:

(a) A copy of this section;

(b) A statement that the proposal can give rise to rights under this section if the proposal is approved by the required vote of the shareholders;

(c) A statement that the shareholder will be eligible as a dissenting shareholder under this section only if the shareholder delivers to the corporation a written demand with the information provided for in division (A)(4) of this section before the vote on the proposal will be taken at the meeting of the shareholders and the shareholder does not vote in favor of the proposal.

(4) If the corporation delivers notice to its shareholders as provided in division (A)(3) of this section, a shareholder electing to be eligible as a dissenting shareholder under this section shall deliver to the corporation before the vote on the proposal is taken a written demand for payment of the fair cash value of the shares as to which the shareholder seeks relief. The demand for payment shall include the shareholder's address, the number and class of such shares, and the amount claimed by the shareholder as the fair cash value of the shares.

(5) If the corporation does not notify the corporation's shareholders pursuant to division (A)(3) of this section, not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to the dissenting shareholder of the fair cash value of the shares as to which the dissenting shareholder seeks relief, which demand shall state the dissenting shareholder's address, the number and class of such shares, and the amount claimed by the dissenting shareholder as the fair cash value of the shares.

(6) If a signatory, designated and approved by the dissenting shareholder, executes the demand, then at any time after receiving the demand, the corporation may make a written request that the dissenting shareholder provide evidence of the signatory's authority. The shareholder shall provide the evidence within a reasonable time but not sooner than twenty days after the dissenting shareholder has received the corporation's written request for evidence.

(7) The dissenting shareholder entitled to relief under division (A)(3) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (A)(5) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which the dissenting shareholder seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after the dissenting shareholder has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(4) of this section.

(8) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation. In the case of a conversion, a demand served on the converting corporation constitutes service on the converted entity, whether the demand is served before, on, or after the effective date of the conversion.

(9) If the corporation sends to the dissenting shareholder, at the address specified in the dissenting shareholder's demand, a request for the certificates representing the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return the endorsed certificates to the dissenting shareholder. A dissenting shareholder's failure to deliver the certificates terminates the dissenting shareholder's rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of the shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only the rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, or in the case of a conversion may be the converted entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to a complaint is required. Upon the filing of a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from evidence submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have power and authority specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at a rate and from a date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

(C) (1) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing fair cash value, both of the following shall be excluded:

(a) Any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders;

(b) Any premium associated with control of the corporation, or any discount for lack of marketability or minority status.

(2) For the purposes of this section, the fair cash value of a share that was listed on a national securities exchange at any of the following times shall be the closing sale price on the national securities exchange as of the applicable date provided in division (C)(1) of this section:

(a) Immediately before the effective time of a merger or consolidation;

(b) Immediately before the filing of an amendment to the articles of incorporation as described in division (A) of section 1701.74 of the Revised Code;

(c) Immediately before the time of the vote described in division (A)(1)(b) of section 1701.76 of the Revised Code.

(D) (1) The right and obligation of a dissenting shareholder to receive fair cash value and to sell such shares as to which the dissenting shareholder seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

(a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

(b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

(c) The dissenting shareholder withdraws the dissenting shareholder's demand, with the consent of the corporation by its directors;

(d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

(2) For purposes of division (D)(1) of this section, if the merger, consolidation, or conversion has become effective and the surviving, new, or converted entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the partners of a surviving, new, or converted partnership or the comparable representatives of any other surviving, new, or converted entity.

(E) From the time of the dissenting shareholder's giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

ANNEX C

Fairness Opinion of Keefe, Bruyette & Woods, Inc.

CONFIDENTIAL

December 17, 2013

The Board of Directors
First Bexley Bank
2680 East Main Street
Bexley, OH 43209

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the shareholders of First Bexley Bank (“First Bexley”) of the Merger Consideration (as defined below), in the proposed merger (the “Transaction”) of First Bexley with and into First Financial Bank, National Association (the “Bank”), a wholly-owned subsidiary of First Financial Bancorp. (“Parent”), pursuant to the Agreement and Plan of Merger to be entered into by and among First Bexley, the Bank and Parent (the “Agreement”). Pursuant to the terms of the Agreement, at the Effective Time (as defined in the Agreement) each outstanding share of common stock of First Bexley, no par value per share (the “First Bexley Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares and Appraisal Shares (each as defined in the Agreement) and any shares of First Bexley Common Stock underlying First Bexley Stock Options (as defined in the Agreement), which stock options shall be cancelled immediately prior to the Effective Time), shall, without any action on the part of the holder thereof, be converted into and represent the right to receive the following consideration (the “Merger Consideration”): (x) cash in an amount equal to (i)(A) the Parent Share Value (as defined below) multiplied by (B) the Exchange Ratio (as defined below), further multiplied by (ii) the difference between (A) 100% minus (B) the Stock Consideration Ratio (as defined below) and (y) a number of shares of common stock of Parent (the “Parent Common Stock”) (together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to the Agreement) equal to (i) the Exchange Ratio, multiplied by (ii) the Stock Consideration Ratio. The cash amount determined by the foregoing clause (x) is referred to herein as the “Cash Consideration” and the number of shares of Parent Common Stock determined by the foregoing clause (y) is referred to herein as the “Stock Consideration.”

“Parent Share Value” means the average closing price of the Parent Common Stock as reported on the Nasdaq Stock Market (the “NASDAQ”) over the 20 consecutive trading day period ending on the third business day prior to the Effective Time, rounded to the nearest whole cent (the “Parent Share Average Closing Price”), subject to a fixed value collar mechanism as described in the Agreement, establishing a minimum Parent Share Value equal to 85% of the average closing price of Parent Common Stock as reported on the NASDAQ over the 20 consecutive trading day period ending on the third business day prior to the date of the Agreement (the “Parent Share Signing Date Price”) and a maximum Parent Share Value equal to 115% of the Parent Share Signing Date Price. “Exchange Ratio” means (i) $42,127,790, divided by (ii) the total number of outstanding shares of First Bexley Common Stock as of the Effective Time, further divided by (iii) Parent Share Value. “Stock Consideration Ratio” means 80%, subject to adjustment to not less than 75% at the election of First Bexley or the Bank as set forth in the Agreement, as to which adjustment we express no opinion. For purposes of this opinion, and with your consent, we have assumed that the Merger Consideration is $30.50, reflecting Cash Consideration of $6.10 plus an ascribed value to the Stock Consideration of $24.40, without adjustment as may be provided under the Agreement or due to any change in actual Parent Share Value.

Keefe, Bruyette & Woods, Inc. • 787 Seventh Avenue, New York, NY 10019
212.887.6776 • Toll Free: 800.966.1559 • Fax: 212.541.6668 • www.kbw.com

The Board of Directors — First Bexley Bank
December 17, 2013

KBW has acted as financial advisor to First Bexley and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, First Bexley, the Bank and the Parent, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of First Bexley, the Bank and the Parent for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to First Bexley. We have acted exclusively for the Board of Directors of First Bexley (the “Board”) in rendering this opinion and will receive a fee from First Bexley for our services. A portion of our fee is payable upon the rendering of this opinion and a significant portion is contingent upon the successful completion of the Transaction. In addition, First Bexley has agreed to indemnify us for certain liabilities arising out of our engagement.

In the past two years, KBW has provided investment banking and financial advisory services to First Bexley and received compensation for such services. In the past two years, KBW has not provided investment banking and financial advisory services to the Bank or Parent. We may in the future provide investment banking and financial advisory services to First Bexley, the Bank and Parent and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of First Bexley and Parent and the Transaction, including among other things, the following: (i) a draft of the Agreement dated December 11, 2013 (the most recent draft provided to us); (ii) the quarterly call reports for the last three years ended September 30, 2013 for both First Bexley and Parent; (iii) the audited financial statements and Annual Reports for the three years ended December 31, 2012 of First Bexley and Parent; (iv) the quarterly reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 of Parent; (iv) certain other interim reports to stockholders and other communications from First Bexley and Parent to their respective stockholders; and (v) other financial information concerning the businesses and operations of First Bexley, the Bank, and Parent furnished to us by First Bexley and Parent for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of First Bexley and Parent; (ii) the assets and liabilities of First Bexley and Parent; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial information for First Bexley and certain financial and stock market information for Parent with similar information for certain other companies the securities of which are publicly traded; (v) financial and operating forecasts and projections of First Bexley which were prepared by and provided to us by First Bexley management and which were used by us with the consent of the Board and (vi) publicly available consensus “street estimates” of Parent that were discussed with us by management of Parent and estimates regarding certain pro forma financial effects of the Transaction on the Bank and Parent that were prepared by and provided to us by management of Parent, on which the Board directed us to rely. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also held discussions with senior management of First Bexley and Parent regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry.

The Board of Directors — First Bexley Bank
December 17, 2013

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon management of First Bexley as to the reasonableness and achievability of the financial and operating forecasts and projections of First Bexley (and the assumptions and bases therefor) that were prepared by and provided to us by such management team and we have assumed, at the direction of First Bexley, that such forecasts and projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have further relied upon management of Parent as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the Transaction on the Bank and Parent prepared by and provided to us by management of Parent (and the assumptions and bases therefor), and we have assumed that such estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such estimates will be realized in the amounts and in the time periods currently estimated by such management.

It is understood that such forecasts, projections and estimates prepared by and provided to us by the respective managements of First Bexley and Parent, as the case may be, were not prepared by such managements with the expectation of public disclosure, that all such information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such forecasts, projections and estimates. We have assumed, based on discussions with the respective managements of First Bexley and Parent, that such forecasts, projections and estimates as well as publicly available consensus “street estimates” of Parent referred to above, provide a reasonable basis upon which we could form our opinion and express no view as to any such information or the assumptions or bases therefor. We have relied on such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either First Bexley or Parent since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent that the aggregate allowances for loan and lease losses for First Bexley and Parent are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of First Bexley or Parent, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of First Bexley or Parent under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

The Board of Directors — First Bexley Bank
December 17, 2013

We have assumed, with the consent of the Board, that (i) the actual value of the Stock Consideration will not differ from the value ascribed to the Stock Consideration herein and (ii) the actual amount of the Cash Consideration will not differ from the assumed amount of the Cash Consideration set forth herein, in each case in any respect that would be material to our analyses. We have also assumed, in all respects material to our analyses, the following: (i) that the Transaction will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which will not differ in any respect material to our analyses from the draft reviewed) with no additional payments or adjustments to the Merger Consideration; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Transaction and that all conditions to the completion of the Transaction will be satisfied without any waivers or modifications to the Agreement; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Transaction, including the cost savings, revenue enhancements and related expenses expected to result from the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that First Bexley has relied upon the advice of its counsel, independent accountants and other advisors (other than KBW) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to First Bexley, the Bank, Parent, the Transaction and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Merger Consideration in the Transaction to the shareholders of First Bexley. We express no view or opinion as to any terms or other aspects of the Transaction, including without limitation, the form or structure of the Transaction, any consequences of the Transaction to First Bexley, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of First Bexley to engage in the Transaction or enter into the Agreement, (ii) the relative merits of the Transaction as compared to any strategic alternatives that are, have been or may be available to or contemplated by First Bexley or the Board, (iii) the fairness of the amount or nature of any compensation to any of First Bexley’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of First Bexley Common Stock, (iv) the effect of the Transaction on, or the fairness of the consideration to be received by, holders of any class of securities of First Bexley other than the First Bexley Common Stock, or any class of securities of any other party to any transaction contemplated by the Agreement, (v) whether Parent has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate Cash Consideration to the holders of First Bexley Common Stock at the closing of the Transaction, (vi) any advice or opinions provided by any other advisor to any of the parties to the Transaction or any other transaction contemplated by the Agreement, or (vii) any legal, regulatory, accounting, tax or similar matters relating to First Bexley, the Bank, Parent, their respective stockholders, or relating to or arising out of or as a consequence of the Transaction, including whether or not the Transaction would qualify as a tax-free reorganization for United States federal income tax purposes.

The Board of Directors — First Bexley Bank
December 17, 2013

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Transaction. This opinion is not to be used for any other purpose and is not to be relied upon by any other person or entity, including without limitation any holder of First Bexley Common Stock. This opinion does not constitute a recommendation to the Board as to how it should vote on the Transaction or to any holder of First Bexley Common Stock as to how any such shareholder should vote at any shareholders’ meeting at which the Transaction is considered, or whether or not any such shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Transaction or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority. This opinion may not be published, referred to, reproduced, disseminated or quoted from, in whole or in part, nor shall any public reference to KBW be made, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration in the Transaction is fair, from a financial point of view, to the holders of First Bexley Common Stock.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, Inc.

PART II

Information Not Required in Prospectus

Item 20. Indemnification of Officers and Directors.

(a) Ohio General Corporation Law

Section 1701.13(E) of the Ohio Revised Code grants corporations broad powers to indemnify directors, officers, employees and agents. Section 1701.13(E) provides:

(E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if the person had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, the person had reasonable cause to believe that the person’s conduct was unlawful.

(2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

(a) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of the person’s duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

(b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

(3) To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, or in defense of any claim, issue, or matter in the action, suit, or proceeding, the person shall be indemnified against expenses, including attorney’s fees, actually and reasonably incurred by the person in connection with the action, suit, or proceeding.

(4) Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in division (E)(1) or (2) of this section. Such determination shall be made as follows:

(a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with the action, suit, or proceeding referred to in division (E)(1) or (2) of this section;

(b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

(c) By the shareholders;

(d) By the court of common pleas or the court in which the action, suit, or proceeding referred to in division (E)(1) or (2) of this section was brought.

Any determination made by the disinterested directors under division (E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and, within ten days after receipt of that notification, the person shall have the right to petition the court of common pleas or the court in which the action or suit was brought to review the reasonableness of that determination.

(5) (a) Unless at the time of a director’s act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney’s fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which the director agrees to do both of the following:

(i) Repay that amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that the director’s action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

(ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

(b) Expenses, including attorney’s fees, incurred by a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay that amount, if it ultimately is determined that the person is not entitled to be indemnified by the corporation.

(6) The indemnification or advancement of expenses authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification or advancement of expenses under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of that person. A right to indemnification or to advancement of expenses arising under a provision of the articles or the regulations shall not be eliminated or impaired by an amendment to that provision after the occurrence of the act or omission that becomes the subject of the civil, criminal, administrative, or investigative action, suit, or proceeding for which the indemnification or advancement of expenses is sought, unless the provision in effect at the time of that act or omission explicitly authorizes that elimination or impairment after the act or omission has occurred.

(7) A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against the person and incurred by the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against that liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

(8) The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to division (E)(5), (6), or (7).

(9) As used in division (E) of this section, “corporation” includes all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, trustee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as the person would if the person had served the new or surviving corporation in the same capacity.

(b) Articles of Incorporation and Regulations of Parent

Article SIXTH of Parent’s articles of incorporation provides that each person who is or was a director, officer, employee or agent of the corporation shall be indemnified by the corporation to the full extent permitted by the Revised Code of Ohio against any liability, cost or expense incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as a director, officer, employee or agent. In addition, Parent may, but shall not be obligated to, maintain insurance, at its expense, to protect itself and any such person against any such liability, cost or expense.

Moreover, Article IV of Parent’s regulations provides that Parent shall, to the full extent permitted by the General Corporation Law of Ohio, indemnify all persons whom it may indemnify pursuant thereto.

(c) Insurance

Parent has purchased insurance coverage under policies that insure directors and officers against certain liabilities that might be incurred by them in their capacities as directors and officers.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit Number	Description of Exhibit
2.1*	Agreement and Plan of Merger by and among First Financial Bancorp., First Financial Bank, National Association, and The First Bexley Bank, dated as of December 17, 2013 (included as Annex A to this proxy statement/prospectus).
3.1	Amended and Restated Articles of Incorporation (filed as Exhibit 3.1 to Parent’s Annual Report on Form 10-K for the year ended December 31, 2007, and incorporated herein by reference) (File No. 000-12379).
3.2	Certificate of Amendment by the Board of Directors to the Amended and Restated Articles of Incorporation (filed as Exhibit 3.1 to Parent’s Current Report on Form 8-K filed on December 24, 2008, and incorporated herein by reference) (File No. 000-12379).
3.3	Certificate of Amendment by Shareholders to the Amended and Restated Articles of Incorporation (filed as Exhibit 4.2 to the Form S-3 filed on January 21, 2009, and incorporated herein by reference) (File No. 333-156841).
3.4	Amended and Restated Regulations, as amended as of May 1, 2007 (filed as Exhibit 3.2 to the Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference) (File No. 000-12379).
3.5	Article Fifth of the Amended and Restated Articles of Incorporation of First Financial Bancorp (filed as Exhibit 3.1 to Parent's Current Report on Form 8-K filed on May 27, 2011 and incorporated herein by reference) (File No. 001-34762).
3.6	Amended Article II, Section 2.2 of the Regulations of First Financial Bancorp (filed as Exhibit 3.2 to Parent's Current Report on Form 8-K filed on May 27, 2011 and incorporated herein by reference) (File No. 001-34762).
5.1*	Opinion of Squire Sanders (US) LLP.
8.1*	Tax Opinion of Patton Boggs LLP.
23.1*	Consent of Ernst & Young LLP.
23.2*	Consent of Squire Sanders (US) LLP (included in Exhibit 5.1).
23.3*	Consent of Patton Boggs LLP (included in Exhibit 8.1).
24.1*	Power of Attorney (contained in signature page to this Registration Statement).
99.1*	Consent of Keefe, Bruyette &Woods, Inc.
99.2*	Form of proxy card.

*	Filed herewith

(b) Financial Statement Schedules:

All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere or incorporated by reference in the registration statement.

Item 22: Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus/proxy statement which forms a part of the registration statement pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio, on March 12, 2014.

FIRST FINANCIAL BANCORP.

By:	/s/ Claude E. Davis Claude E. Davis President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Shannon M. Kuhl and Terri B. Ziepfel, with full power to act without the other, his or her true and lawful attorney-in-fact and agent, with full and several power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents as his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date
/s/ Claude E. Davis Claude E. Davis	President, Chief Executive Officer and Director	March 12, 2014
/s/ Anthony M. Stollings Anthony M. Stollings	Executive Vice President, Chief Financial Officer and Chief Administrative Officer (Principal Financial Officer)	March 12, 2014
/s/ John M. Gavigan John M. Gavigan	First Vice President and Corporate Controller (Principal Accounting Officer)	March 12, 2014
/s/ Murph Knapke Murph Knapke	Director, Chairman of the Board	March 12, 2014
/s/ J. Wickliffe Ach J. Wickliffe Ach	Director	March 12, 2014
/s/ David S. Barker David S. Barker	Director	March 12, 2014
/s/ Cynthia O. Booth Cynthia O. Booth	Director	March 12, 2014
/s/ Donald M. Cisle Donald M. Cisle	Director	March 12, 2014
/s/ Mark A. Collar Mark A. Collar	Director	March 12, 2014
/s/ Corinne R. Finnerty Corinne R. Finnerty	Director	March 12, 2014
/s/ Susan L. Knust Susan L. Knust	Director	March 12, 2014
/s/ William J. Kramer William J. Kramer	Director	March 12, 2014
/s/ Richard E. Olszewski Richard E. Olszewski	Director	March 12, 2014
/s/ Maribeth S. Rahe Maribeth S. Rahe	Director	March 12, 2014

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
2.1*	Agreement and Plan of Merger by and among First Financial Bancorp., First Financial Bank, National Association, and The First Bexley Bank, dated as of December 17, 2013 (included as Annex A to this proxy statement/prospectus).
3.1	Amended and Restated Articles of Incorporation (filed as Exhibit 3.1 to Parent’s Annual Report on Form 10-K for the year ended December 31, 2007, and incorporated herein by reference) (File No. 000-12379).
3.2	Certificate of Amendment by the Board of Directors to the Amended and Restated Articles of Incorporation (filed as Exhibit 3.1 to Parent’s Current Report on Form 8-K filed on December 24, 2008, and incorporated herein by reference) (File No. 000-12379).
3.3	Certificate of Amendment by Shareholders to the Amended and Restated Articles of Incorporation (filed as Exhibit 4.2 to the Form S-3 filed on January 21, 2009, and incorporated herein by reference) (File No. 333-156841).
3.4	Amended and Restated Regulations, as amended as of May 1, 2007 (filed as Exhibit 3.2 to the Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference) (File No. 000-12379).
3.5	Article Fifth of the Amended and Restated Articles of Incorporation of First Financial Bancorp (filed as Exhibit 3.1 to Parent's Current Report on Form 8-K filed on May 27, 2011 and incorporated herein by reference) (File No. 001-34762).
3.6	Amended Article II, Section 2.2 of the Regulations of First Financial Bancorp (filed as Exhibit 3.2 to Parent's Current Report on Form 8-K filed on May 27, 2011 and incorporated herein by reference) (File No. 001-34762).
5.1*	Opinion of Squire Sanders (US) LLP.
8.1*	Tax Opinion of Patton Boggs LLP.
23.1*	Consent of Ernst & Young LLP.
23.2*	Consent of Squire Sanders (US) LLP (included in Exhibit 5.1).
23.3*	Consent of Patton Boggs LLP (included in Exhibit 8.1).
24.1*	Power of Attorney (contained in signature page to this Registration Statement).
99.1*	Consent of Keefe, Bruyette &Woods, Inc.
99.2*	Form of proxy card.

*	Filed herewith